VEDDER PRICE

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com


05005267

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

January 20, 2005

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JAN 21 2005
WASH. D.C.
213
SECTION

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary


PROCESSED
JAN 24 2005
THOMSON
FINANCIAL



JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1282891.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Return of Allotment of Shares form dated December 8, 2004.
- Return of Allotment of Shares form dated December 15, 2004.
- Return of Allotment of Shares form dated December 23, 2004.
- Return of Allotment of Shares form dated January 5, 2005.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated January 5, 2005.
- Appendix 3Y - Change in Director's Interest Notice of Gerald Paul Aherne dated December 21, 2004.
- Schedule 10 – Notification of Major Interests in Shares dated December 15, 2004.
- Schedule 11 – Notification of Interests of Directors and Connected Persons dated December 21, 2004.
- Press release dated December 10, 2004 by HHG plc announcing the proposed sale of its Life Services business and accompanying presentation and shareholder proposal document.
- Press release dated December 23, 2004 by HHG plc announcing the appointment of Rupert Pennant-Rea as chairman-designate of its Board of Directors.
- Press release dated December 23, 2004 by HHG plc announcing the release of its circular and Notice of Extraordinary General Meeting for Shareholders.

VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

January 20, 2005


SEC MAIL
PROCESSING
RECEIVED
JAN 21 2005
WASH. D.C.
213
SECTION
COPY

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1282891.1


BLUEPRINT
OneWorld


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH, D.C. 213 SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 2072534

Company Name in full: HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,412		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Neil Edwards	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,206
Address: Knights Ridge 94A Church Road Paddock Wood Tonbridge Kent		
UK postcode: TN12 6HF		
Name: Paula Beatrice Gardner	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,206
Address: 12 Scotts Way Tunbridge Wells Kent		
UK postcode: TN2 5RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 12-Dec-2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough PE2 6FY

Tel 01733 475284

DX number 702185 DX exchange Peterborough 7



eco form


BLUEPRINT
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24,034		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ryland Charles Felix Atwood	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,206
Address: 32E Queens Road, Tunbridge Wells, Kent		
UK postcode: TN4 9LY		
Name: Malcolm Dore	Class of shares allotted: £0.10 Ordinary	Number allotted: 3,605
Address: 11 Crystal Wharf, 36 Graham Street, London		
UK postcode: N1 8GH		
Name: Glen Farmer	Class of shares allotted: £0.10	Number allotted: 4,206
Address: 17 All Saints Road, Tunbridge Wells, Kent		
UK postcode: TN4 9JF		
Name: Nicholas Philip Hugh Hadow	Class of shares allotted: £0.10 Ordinary	Number allotted: 3,605
Address: Maidenhatch Farm, Maidenhatch, Pangbourne, Reading		
UK postcode: RG8 8HP		

Please enter the number of continuation sheets (if any) attached to this form: 1



Signed ______________________ Date 17-Dec-2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough, PE2 6FY

Tel 01733 475284

DX number 7702185 DX exchange Peterborough 7



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Christopher McGlasham	Class of shares allotted £0.10 Ordinary	Number allotted 4,206
Address 7 Shepperton Close Great Billing Northampton UK postcode NN3 9NT		
Name Louise S la Trobe	Class of shares allotted £0.10 Ordinary	Number allotted 4,206
Address 33 Crendon Park Southborough Tunbridge Wells Kent UK postcode TN4 0BE		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 17.12.04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough, PE2 6FY

Tel 01733 475284

DX number 7702185 DX exchange Peterborough 7


coform

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,098		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HELEN CROSS	Class of shares allotted: £0.10	Number allotted: 1,201
Address: 83 LONGMEADS TUNBRIDGE WELLS KENT		
UK postcode: TN3 0AU		
Name: DENISE FRANCES MCGLINCHEY	Class of shares allotted: £0.10	Number allotted: 2,884
Address: 9 KENDAL CLOSE GUNTHORPE PETERBOROUGH		
UK postcode: PE4 7GN		
Name: STUART EDWIN ALEXANDER PENN	Class of shares allotted: £0.10	Number allotted: 4,807
Address: 32 GORDONS WAY OXTED SURREY		
UK postcode: RH8 0LW		
Name: CAROLINE ANN TINSLEY	Class of shares allotted: £0.10	Number allotted: 4,206
Address: 2 HOLLYSHAW CAMDEN PARK TUNBRIDGE WELLS KENT		
UK postcode: TN2 5AD		

Please enter the number of continuation sheets (if any) attached to this form: 0



Signed ______________________ Date 13-Jan-2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS SECRETARIAT, THE PEARL CENTRE, LYNCH WOOD,
PETERBOROUGH PE2 6FY
Tel
DX number DX exchange



BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,957		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GRAHAM HOLLAND	Class of shares allotted: £0.10	Number allotted: 2,944
Address: 1 VICTORIA ROAD MAYFIELD EAST SUSSEX		
UK postcode: TN20 6ES		
Name: SIMON MANNING-PRESS	Class of shares allotted: £0.10	Number allotted: 4,206
Address: 22 JOHN NEWINGTON CLOSE KENNINGTON ASHFORD KENT		
UK postcode: TN24 9SG		
Name: RICHARD HARRY SOLOMON	Class of shares allotted: £0.10	Number allotted: 4,807
Address: 12 BYNG ROAD TUNBRIDGE WELLS KENT		
UK postcode: TN4 8EJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed  Date 13-Jan-2005

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS SECRETARIAT, THE PEARL CENTRE, LYNCH WOOD,
PETERBOROUGH PE2 6FY

Tel

DX number DX exchange



form

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)	
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)	
3	Date of update	5 January 2005	
		Number	**Class**
4	Securities quoted on ASX:		CDIs:
	At previous report	1,781,160,640	At 30 November 2004
	Net transfers*	2,787,465	
	This report	1,783,948,105	At 31 December 2004
	*transfers between CDIs and ordinary shares listed on the LSE		
		Number	**Class**
5	Number and class of all securities not quoted on ASX	2,710,562,634	Fully paid ordinary shares quoted on the LSE at 31 December 2004

Gerald Watson, Company Secretary

Date: 5 January 2005

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HHG PLC
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GERALD PAUL AHERNE
Date of last notice	4 OCTOBER 2004 – APPENDIX 3X

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 DECEMBER 2004
No. of securities held prior to change	NIL
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	50,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£0.5575 PER SHARE (UK STERLING)
No. of securities held after change	50,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HHG PLC

2. Name of shareholder having a major interest

Perpetual Trustees Australia Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16	2,663,958
JP Morgan Chase Nominees	10,482,591
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	31,112,992
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	4,432,338
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	24,642,304
Cogent Nominees Pty Limited	6,091,206
RBC Global Services Australia Nominees Pty Limited	5,095,117
Permanent Trustee Australia Ltd <SMF 0013>	1,445,722
National Australia Custodian Services A/C 3093-15 TSPPAE	9,255,279
Perpetual Trustee Company Limited	29,166
National Australia Custodian Services	3,466,431
JP Morgan Chase Nominees	1,180,651
National Australia Custodian Services	3,363,840
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	625,000
Citicorp Nominees Pty Ltd A/C EASS11	3,136,507
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	1,772,624
RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C>	58,389,142
Citicorp Nominees Pty Ltd A/C EASS04	11,006,233
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	72,630,440
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	26,536,895
UBS Nominee Pty Ltd <Prime Broking A/C>	2,223,236
UBS Nominee Pty Ltd <Prime Broking A/C>	442,080
JP Morgan Chase Nominees	896,138
National Australia Custodian Services A/C FNPEAE	690,898
RBC Global Services Australia Nominees Pty Limited	605,332
RBC Global Services Australia Nominees Pty Limited	144,037
JP Morgan Chase Nominees	2,329,579

RBC Global Services Australia Nominees Pty Limited	508,951
RBC Global Services Australia Nominees Pty Limited	112,948
Cogent Nominees Pty Limited A/C WTXME6	18,262,385

5. Number of shares / amount of stock acquired

303,574,020

6. Percentage of issued class

11.20%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

14 December 2004

12. Total holding following this notification

303,574,020

13. Total percentage holding of issued class following this notification

11.20%

14. Any additional information

15. Name of contact and telephone number for queries

Gerald Watson
01733 474435

16. Name and signature of authorised company official responsible for making this notification

Gerald Watson
01733 474435

Date of notification
15 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HHG PLC

2. Name of director

GERALD PAUL AHERNE

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE – BENEFICIAL HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

GERALD PAUL AHERNE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF TEN PENCE ORDINARY SHARES

7. Number of shares / amount of stock acquired

50,000

8. Percentage of issued class

<0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

TEN PENCE ORDINARY SHARES

12. Price per share

55.75 PENCE

13. Date of transaction

21 DECEMBER 2004

14. Date company informed

21 DECEMBER 2004

15. Total holding following this notification

50,000

16. Total percentage holding of issued class following this notification

<0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

GERALD WATSON
01733 474435

25. Name and signature of authorised company official responsible for making this notification

GERALD WATSON
01733 474435

Date of Notification

21 DECEMBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



HHG PLC

Appoints Chairman Designate

23 December 2004

HHG PLC today announced that Rupert Pennant-Rea has been appointed chairman designate and will succeed Sir Malcolm Bates as non-executive chairman on 1 March 2005, when Sir Malcolm retires from the Board.

Mr Pennant-Rea joined the HHG Board on 1 October 2004 as a non-executive director. He served as Deputy Governor of the Bank of England from 1993 to 1995 and, prior to that, spent sixteen years with The Economist, where he was editor from 1986 to 1993. He has been chairman of The Stationery Office since 1996 and non executive chairman of Plantation and General Investments since 1997.

Commenting on the appointment, Sir William Wells, chairman of the HHG Board nomination committee which undertook the search process said: "The Board believes that Mr Pennant-Rea's extensive financial and wide business experience will prove invaluable".

Sir Wells added "We would also like to record our sincere appreciation to Sir Malcolm for his stewardship and guidance during our first year as a listed company and his significant contribution to the business since his appointment as chairman in 1996. We would like to extend our best wishes for his well deserved retirement."

At the HHG Annual General Meeting (AGM) in June this year, Sir Malcolm Bates announced that he would retire before the next AGM and at an appropriate time after the appointment of a chairman designate.

Mr Pennant-Rea will also serve on the HHG Board nomination committee and will stand for election at the next AGM to be held in June 2005.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About HHG PLC

HHG PLC is a diversified financial services group listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 100 indices.

HHG currently consists of:

- Henderson Global Investors (Henderson), a leading UK-based investment manager with £68 billion of assets under management at 30 June 2004.
- Life Services – comprising the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services Limited, which provides administration services to the life companies.
- The financial advisory firm, Towry Law.

On 10 December 2004, HHG announced that it had entered an agreement to sell the Life Services business to Life Company Investor Group Ltd for a cash consideration of £1.025 billion, subject to shareholder and regulatory approval.

The Circular and Notice of Extraordinary General Meeting for Shareholders outlining the proposed sale and return of proceeds is expected to be released on 23 December 2004 and to be available on the HHG website at www.hhg.com

Board composition

At the date of this announcement, the HHG Board comprises three executive and eight non-executive Directors. As disclosed, Sir Malcolm Bates will retire on 28 February 2005 and Sir William Wells will retire at the 2005 AGM. In addition, Peter Costain intends to retire on 28 February 2005 and, if the sale of Life Services completes, Ian Laughlin will retire from the Board as part of his transfer with the Life Services business.

For further information

www.hhg.com or

Investor enquiries

Gail Williamson	+44 20 7818 5310
HHG Director of Investor Relations	investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury	
Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings	
Graham Canning	+61 2 9252 0622



HHG PLC

Shareholder Circular released

23 December 2004

HHG PLC today released its Circular and Notice of Extraordinary General Meeting for Shareholders (the "Circular").

The Circular relates to HHG's announcement on 10 December 2004, stating that it had entered an agreement to sell the Life Services business to Life Company Investor Group Ltd for a cash consideration of £1.025 billion, subject to shareholder and regulatory approval.

If the Sale completes, HHG proposes that the remaining group, which will comprise Henderson Global Investors and Towry Law, be renamed Henderson Group plc. In addition, following the Sale, HHG proposes to return approximately £875 million of the cash proceeds to shareholders through the Return of Cash and the Reduction of Investor Base proposals.

Circular

The Circular contains the formal notice of meeting for the Extraordinary General Meeting (EGM) and includes information to assist shareholders in understanding the Proposals, Life Services business and the expected nature of the remaining group following completion of the Sale.

The Circular is available from the HHG website www.hhg.com and will be printed and sent to shareholders along with their personalised voting and election form booklet during January 2005.

Copies of the Circular have also been submitted to the UK Listing Authority and are available for inspection at the Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

EGM

The EGM will be held at 8.00am on 21 February 2005 in London and will be simultaneously broadcast (7.00pm AEST) as a satellite meeting to a venue in Sydney where shareholders can attend and vote in person. Shareholders will also be able to listen to the meeting via audiocast on the website www.hhg.com.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Proposals and resolutions

Shareholders will be asked to vote in person or by proxy on three proposals, made up of six resolutions as follows:

Proposals	Resolutions
1. Sale of Life Services	Resolution 1 – To approve the sale of Life Services Resolution 2 – To change the name of the company to Henderson Group plc
2. Return of Cash to shareholders	Resolution 3 – To approve the return of cash
3. Reduction of Investor Base*	Resolution 4 – To approve the consolidation Resolution 5 – To approve the cancellation Resolution 6 – To approve the subdivision

To be approved at the EGM, resolutions 1, 4 and 6 require at least 50% of the votes cast to be in favour and resolutions 2, 3 and 5 require at least 75% of the votes cast to be in favour.

* Regardless of their individual voting decision on the Proposals, all shareholders who do not wish to receive cash as part of the proposed Reduction of Investor Base will be given the opportunity to make a separate election to that effect.

Pricing for the return of sale proceeds

If the Sale completes, HHG proposes to return approximately £875 million in cash to shareholders through the Return of Cash and the Reduction of Investor Base proposals. Based on the closing share price on 16 December 2004 (the most practicable date prior to Circular lodgement) these proposals are now expected to return approximately £775 million and £100 million respectively.

Under the Return of Cash proposal, shareholders will receive cash in exchange for the cancellation of 52 of every 100 shares they own on the Record Date (currently expected to be 15 April 2005). The price at which this will occur is 55 pence (or A$ or NZ$ equivalent) based on the closing price at 16 December of 54.75 pence per share rounded to the nearest penny.

Under the Reduction of the Investor Base proposal, smaller shareholders with fewer than 1,041 shares on the Record Date (ie fewer than 500 shares after the Return of Cash proposal takes effect) will have their entire remaining holding cancelled in exchange for cash unless they elect otherwise. Larger holders, unless they elect otherwise, may also have shares cancelled under the Reduction of Investor Base, up to a maximum of 499 shares per holding. The price for the Reduction of Investor Base proposal will be the 20-business day average closing share price on the London Stock Exchange prior to the Record Date plus a 5% premium, the total being rounded to the nearest whole penny (or A$ or NZ$ equivalent). The price is not yet known but will be announced through the Stock Exchanges following the Record Date.

Board recommendation

HHG Chairman, Sir Malcolm Bates, said: 'The Board firmly believes the proposed sale of Life Services and return of proceeds to be in the best interests of shareholders. Directors unanimously recommend the Proposals to shareholders and will be voting in favour of all resolutions."

Notes to editors

- The Circular is available today electronically from the HHG website www.hhg.com. Printed and bound copies will be available when despatch to shareholders commences during January 2005. Shareholders are advised to read the Circular in its entirety.
- The EGM will be held on 21 February 2005 at 8.00am in London at the Cazenove Auditorium, 20 Moorgate, EC2R 60A and broadcast as a satellite meeting at 7.00pm in Sydney at the Wesley Conference Centre, 220 Pitt Street, Sydney 2000.
- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of Chess Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

For further information

www.hhg.com or

Investor enquiries

Gail Williamson,	+44 20 7818 5310
HHG Director of Investor Relations	investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury	
Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings	
Graham Canning	+61 2 9252 0622



Proposed sale of Life Services

10 December 2004

HHG PLC today announces that it has entered an agreement to sell the Life Services business to Life Company Investor Group Ltd for a cash consideration of £1.025 billion, subject to shareholder and regulatory approval.

Following completion, it is proposed that the majority of the proceeds be returned to shareholders in cash and that HHG, which will comprise Henderson Global Investors and Towry Law, be renamed Henderson Group plc.

Benefits

- Realisation of £1.025 billion in cash (approximately 79% of the embedded value at 30 June 2004)
- Return of approximately £875 million of the cash to shareholders in exchange for the cancellation of shares
- Revised Investment Management Agreements with Henderson Global Investors on a ten year term
- Transfer of £1.5 billion in employee pension assets and liabilities, thereby leaving the Henderson Group with assets and liabilities only in respect of its past and present employees.
- Removal of exposure to the UK life insurance sector and its related regulatory, solvency, mortality and surrender risks
- Accelerated release of shareholder capital from Life Services, thereby unlocking value now that may otherwise be realised only over a longer period

Commenting on the sale, HHG Chief Executive, Roger Yates, said: 'We have always said that HHG would deliver to shareholders through growth in Henderson Global Investors and the realisation of value in Life Services. This deal delivers on the second aspect of the strategy. It offers a good price in relation to embedded value; it provides certainty of outcome; it transfers significant pension liabilities; and it provides revenue protection for Henderson. The proposed combination of certainty, value and significant risk reduction delivers the right deal for shareholders.'

Mr Yates added: 'For staff and policyholders the sale is to a company whose core business focus is the management of closed life funds.'

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Businesses being sold

The businesses of Life Services comprise the life insurance and pensions books of Pearl, National Provident Life, NPI and London Life which are effectively all closed to new business and subsidiaries including the unit-linked life companies. The proposed Sale also includes the Service Company, which provides administrative services to Life Services. As at 30 June 2004, these Life Services entities had an embedded value of £1.3 billion, net assets of £1.3 billion and 4.8 million policies in force representing liabilities backed by assets of £26 billion. In the six months ended 30 June 2004, Life Services earned an operating profit before tax of £33 million.

Consideration

The consideration of £1.025 billion is payable in full and in cash on completion, which is expected to be in April 2005.

In addition to the cash proceeds:

- Approximately £1.5 billion of pension liabilities and assets relating to Life Services will be transferred to Life Company Investor Group, thereby ensuring Henderson Group retains assets and liabilities only in respect of the past and present employees of the businesses remaining.
- The Investment Management Agreements ("IMAs") between Life Services and Henderson Global Investors have been revised to reflect that, following completion, these agreements will in future be moving to an arms length basis. The terms will be over 10 years.

Use of proceeds

HHG intends to return approximately £875 million of the proceeds directly to shareholders through two proposals which are contingent on the sale completing and on shareholder and court approval.

The first will return approximately £800 million pro-rata, so that each holder will receive cash in exchange for the cancellation of a set number of shares they hold in HHG.

The second will return to shareholders approximately £75 million to reduce the number of lower value holdings. This is intended to reduce the disproportionately high costs of servicing the investor base of approximately 880,000 holders. After the sale and initial return of capital, Henderson Group will be a significantly smaller company for which the shareholder servicing costs would be a considerable constraint. The Board of HHG believes that these measures would reduce corporate costs for the remaining Group by up to £4 million pre-tax per annum.

Approximately £150 million of the proceeds will be retained by the Group, consisting of

- £30 million to acquire Life Services' investment in Gruppo Banca Popolare di Lodi with which Henderson Global Investors has a strategic relationship.
- £20 million will be used to meet costs arising from the sale and the return of capital proposals
- The remaining proceeds will be retained by the Group to meet any residual liabilities arising from the transaction and for future business needs. It is intended that any residual capital retained, to the extent that it is not required for these purposes, would be returned to shareholders.

About the purchaser

Life Company Investor Group is a UK-based company established by Sun Capital Partners and TDR Capital to make long-term investments in the closed life fund sector.

The existing management team of Life Services, led by Ian Laughlin, Managing Director, will continue in place and will be complemented by John Reeve (formerly Sun Life Assurance MD) as Chairman and Ashok Gupta (formerly Actuary and Finance Director of Scottish Amicable), together with representatives from Sun Capital Partners and TDR Capital.

Sun Capital Partners was formed in 2001 with the life industry as a particular focus. TDR Capital is a private equity fund manager whose investor base primarily comprises UK and US pension funds. Since 1997, the founders of Sun Capital Partners and TDR Capital have built a long track record of successful co-operation in major investments across a variety of sectors.

Overview of Henderson Group after the Sale

Following the completion of the Sale and the proposed cash return and reduction of the investor base, Henderson Group will comprise Henderson Global Investors and Towry Law, whose business unit operating profits together were £25 million for the six months ended 30 June 2004.

The strategic focus of Henderson Group will be the development of Henderson Global Investors as a leading international investment management business. It will be based around both its core equity and fixed income capability and its offering of alternative products, such as property and private capital. Management will focus on improving and sustaining investment performance, strengthening distribution and client servicing and expanding revenue and profit margins.

Henderson Group will continue to develop Towry Law UK as an effective standalone business, following the closure of Towry Law International earlier in 2004.

Dividend

If the proposals proceed in full, Henderson Group expects to make its first dividend payment in early 2006.

Employees

The Board and management of HHG will remain in place with the exception of Ian Laughlin (Life Services Managing Director, HHG executive director) and Jonathan Moss (Life Services Finance Director) who would both transfer with Life Services on completion of the Sale. The existing employment rights, including pension rights, of all management and employees of Life Services and HHG will be safeguarded.

Listings

HHG intends to retain its listings in Australia and the United Kingdom. In the UK, HHG expects the remaining Group to continue as a member of the FTSE 250 in the Speciality and Other Financials sector. In Australia, it is expected to remain in the ASX 200 and would apply to be reclassified from Insurance to Asset Management and Custody Banks.

Outlook for 2004 and beyond

HHG is currently on track to meet its published targets for operational business units for the full year 2004 and is performing in line with the Board's expectations. Life Services will continue to improve its operational efficiency and its Embedded Value is expected to grow in line with the investment return and emergence of earnings from the in-force book of business.

The businesses that will comprise Henderson Group are expected to deliver second half operating profits for 2004 in line with first half of 2004, before charges (approximately £10 million) in the second half for one off items, including the restructuring of Henderson Global Investors and Towry Law's UK businesses, corporate office and higher run off costs in Towry Law International (TLI).

Total assets under management (AUM) are expected to reduce slightly in the second half of 2004 – driven by anticipated institutional outflows and the run-off of Life Services – but the mix of assets should remain in line with that at 30 June 2004.

In addition, if the proposed reduction in investor base proceeds as outlined, corporate office expenses are expected to decrease by approximately £4 million per year from the second half of 2005.

The new accounting standard FRS27, Life Assurance, is not expected to affect the financial results of the HHG PLC group for the year ended 31 December 2004 although additional disclosure is likely to be required. The financial impact of the transaction will not be reflected in the full year 2004 results except for the writedown of the Group's remaining intangible assets in the Life Services sub-group (approximately £39 million).

Approvals

The Sale requires shareholder approval under the UK Listing Rules and ASX Listing Rules. The return of capital proposals require shareholder and court approval. Shareholders will be invited to vote on all the proposals and attend an Extraordinary General Meeting in late February 2005 to be held in London and broadcast as a satellite meeting to a venue in Sydney. It is expected that the circular containing a formal notice of the meeting and detailed information on the proposals will be lodged with the relevant Stock Exchanges and placed on the HHG website, www.hhg.com, in late December 2004. It will be sent to shareholders during January 2005.

Preliminary discussions have been held with regulators in Australia and the United Kingdom in advance of HHG issuing the detailed circular to shareholders. The Sale is also conditional on FSA approval. It is expected that the FSA approval process may take up to three months from the date of this announcement.

In addition, completion of the transaction requires satisfaction of certain other conditions and approvals in relation to the Pension Scheme. The Trustee has agreed to change the principal employer of the Scheme to Pearl Assurance Group Holdings Ltd.

Board Recommendation

HHG Chairman, Sir Malcolm Bates said: 'The HHG Board firmly believes the proposals to be in the best interests of shareholders, and the Directors of HHG will be voting in favour of the proposed Sale and return of capital proposals'.

Notes to editors

Cazenove & Co. Ltd and UBS Limited are acting as joint financial adviser and broker to HHG in relation to the transaction.

For further information

www.hhg.com or

Investor enquiries

Gail Williamson, HHG Director of Investor Relations	+44 20 7818 5310 investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan +44 207251 3801

Australia - Cannings
Graham Canning +61 2 9252 0622

Details of Analyst and Investor briefings

Australia – 10.00am (Sydney), 10 December
For a telephone link to the briefing, dial numbers below at 9.55am, for 10.00am start.

From	
Australia	1 800 303 526 (free call)
United States	1 866 384 2826 (free call)
All others	+44 (0) 208 515 2334 (this is not a free call)

United Kingdom – 10.00am (London), 10 December
For a telephone link to the briefing, dial numbers below at 9.55am, for 10.00am start.

From	
United Kingdom	0800 358 0856 (free call)
United States	1 866 384 2824 (free call)
All others	+44 (0) 208 901 6908 (this is not a free call)

Both briefings will also be audiocast live online at www.hhg.com



HHG PLC

Proposed Sale of Life Services
10 December 2004

Roger Yates, Chief Executive

All information in £







Disclaimer

These materials issued by HHG PLC are to be read in conjunction with the full text of the stock exchange announcement dated 10 December 2004.

This presentation contains forward-looking statements with respect to the financial condition, results and business of HHG. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. HHG's actual future results may differ materially from the results expressed or implied in these forward-looking statements.



Agenda

Sale of Life Services

Use of proceeds

Trading outlook

Henderson Group after completion

Indicative timetable

Summary



Sale of Life Services

Consideration	*Benefits*
£1.025 billion in cash	Realisation of 79% of TEV 1H 2004 Accelerated release of shareholder capital Removal of exposure to the UK life insurance sector and its related regulatory, solvency, mortality and surrender risks
Transfer £1.5 billion employee pension assets and liabilities	Significant reduction in potential future pensions risk
Revised Investment Management Agreements on ten year terms	Revenue protection for Henderson Global Investors



Transaction

HHG PLC
Life Services
Henderson Global Investors
Towry Law
Pearl
National Provident Life
NPI
London Life
Service Co
Other subsidiaries
Investment Manager
Other Businesses
Life Services
Entities and £1.5 billion pension scheme transferred out
£1.025bn cash and revised IMAs



Life Services financials

Key financials

Illustrative based on 30 June 2004

- Embedded value of £1.3 billion
- Net assets of £1.3 billion
- Policies in force £26 billion
- Operating profit before tax of £33 million

Traditional embedded values

£m	30 June 2003	31 Dec 2003	30 June 2004
Pearl & NPL	491	716	908
London Life	136	155	160
NPI	185	203	192
Other unit linked companies	90	95	99
Service Company	(115)	(72)	(83)
Other	42	30	25
Total	**829**	**1,127**	**1,300**

TEV excludes £13 million (HY04), £18 million (FY03) and £18 million (HY03) in respect of life investment management companies. These companies will be retained within Henderson Group. Including these would bring the TEV to £1,313 million, £1,145 million and £845 million respectively as previously published



Agenda

Sale of Life Services

Use of proceeds

Trading outlook

Henderson Group after completion

Indicative timetable

Summary



Use of proceeds

Total £1.025 billion

85%
(£875 million)

- Return cash to holders
- Tax efficient distribution
- Address investor servicing costs

15%
(£150 million)

- Acquire BPL stake
- Contingencies
- Transaction costs



Return of £875 million to shareholders

	Return of Cash	Reduction of Investor Base
Method	Cash for cancelled shares	Cash for cancelled shares
Formula	Set ratio (% of holding)	Subdivision and cancellation of fractional entitlement
Price	LSE close price date of circular	Average market price + 5% premium
End position	x% of original holding	Variable – some fully cash out, some split shares/cash
Opt out available?	No	Yes
Expected amount	£800 million	£75 million



Use of £150 million retained proceeds


Costs
Investment
Protection
£m
150
120
90
60
30
0
20
30
30
70
Transaction and Separation
Buyout of BPL stake
Pension contingency
Residual capital

Residual capital may be returned to shareholders



Agenda

Sale of Life Services

Use of proceeds

Trading outlook

Henderson Group after completion

Indicative timetable

Summary



Trading outlook

On track to deliver set targets for FY2004 – some one off adjustments necessary

Life Services	Run rate cost base of £120 million and service company profit Life Services TEV to grow by unwind of discount rate Outsourcing analysis progressing
Henderson	Cost to income ratio below 80% Decreased AUM with life fund run off and institutional outflows Increased profit contribution from high margin products
One offs	Restructuring of HGI and TL UK businesses, corporate office and higher run off costs in TLI
Reporting	Financial impact of transaction will not impact the FY 2004 results except for the writedown of Life Services intangibles



Agenda

Sale of Life Services

Use of proceeds

Trading outlook

Henderson Group after completion

Indicative timetable

Summary



Henderson Group after completion


Henderson Group plc
Towry Law
Henderson Global Investors

If all proposals are approved and the transaction completes

- HHG will be renamed Henderson Group plc
- Illustrative net assets of £450 million (at 30 June 2004)
- Reduced shareholder base and corporate costs in line with Henderson Group's size
- Dividend payments from early 2006 based on sustainable cash earnings
- Retain ASX and LSE listings



Henderson Group strategy


H
L
revenue margins
Grow
£13bn
Protect
£29bn
Hold
£26bn
Property, Hedge,
Retail open end
CDOs
Private capital
Institutional and
Investment Trusts
Sub-advisory
Life funds

- Leading international asset management franchise
- Active investment capabilities based on core equity and fixed interest products
- Improve investment results
- Emphasis on higher margin products
- Strengthen distribution and client servicing
- Develop Towry Law UK as effective standalone business



Henderson Group plc board and management

Executive directors

- Roger Yates, CE
- Toby Hiscock, CFO

Non-executive directors

- Will not be board members after June 2005: Sir Malcolm Bates (*Chairman*), Peter Costain, Sir William Wells
- Will be board members after June 2005: Anthony Hotson, John Roques, Duncan Ferguson, Gerry Aherne, Rupert Pennant-Rea

Management team of Henderson in place



Agenda

Sale of Life Services

Use of proceeds

Trading outlook

Henderson Group after completion

Indicative timetable

Summary



Indicative timetable

Completion expected April 2005

Key dates	Key events
Today (10 December 2004)	▪ Announcement and shareholder briefing
Lodging of Shareholders' Circular (late December 2004)	▪ Circular on Proposals and Notice of EGM
EGM (end February 2005)	▪ Shareholders vote on proposals ▪ London EGM broadcast to Sydney simultaneously
FY04 results (end March 2005)	▪ Henderson Group plc consolidated FY2004 results
Completion (end April 2005)	▪ FSA and Pension Trustee approval ▪ Life Company Investor Group (LCIG) pay £1.025 billion cash
Return of capital (April)	▪ UK court approvals ▪ Return of capital to shareholders



Agenda

Sale of Life Services

Use of proceeds

Trading outlook

Henderson Group after completion

Indicative timetable

Summary



Summary

Proposals:

- Release considerable shareholder value
- Improve strategic business focus
- Simplify company structure
- Reduce costs for new group

Henderson Group well positioned pure play asset manager

Board unanimously recommends proposals to shareholders

Questions





Appendix

Pension fund arrangements

Intended management team – Henderson Group



Pension fund - new arrangements


Life Services, 88%
Henderson, 12%
As at 31 Dec 2003:
Total value: £1.7 billion
Number of members: 28,102

Scheme transferred to new principal employer

- Pensioners
- Deferred pensioners
- Current employees

£200 million scheme for Henderson Group

FRS17 liability at 30 June 2004 was £66 million for HHG overall which will be split across the two parties



Henderson management team



Henderson Group plc
Roger Yates
UK & Asia
Mike Clare
Continental Europe
Marc Cochrane
USA
Charlie Wurtzebach
Property
James Darkins
Private Capital
Roger Greville
Fixed Income
David Jacob
Equities
Andrew Formica
HR
Andy Boorman
Operations & IT
Shirley Garrood
Finance & Strategy
Toby Hiscock
Legal & Compliance
Steve O'Brien
Geographic centres
Global investment units
Global functions







HHG PLC

Proposals for Shareholders and CDI Holders

Sale of Life Services
Return of Cash to shareholders
Reduction of Investor Base

Notice of Extraordinary General Meeting and Circular

This Circular is important and requires your immediate attention. You are asked to vote on the proposals contained in this Circular which are important to the future of HHG PLC. Please read this Circular carefully before deciding. If you are in any doubt as to the action you should take, you should consult your independent financial or other appropriate advisers.

Important: If these Proposals are implemented, and you hold *fewer* than 1,041 shares/CDIs on the Record Date, you will hold *fewer* than 500 shares/CDIs after the Return of Cash takes effect. If you take no action to opt out of the Reduction of Investor Base – that is, if you do not elect to retain your remaining shares/CDIs, you will receive cash in exchange for all your remaining shares/CDIs and you will no longer be a shareholder/CDI holder. If you wish to elect to retain your remaining shares/CDIs, please follow the instructions set out in this Circular.



HHG PLC
4 Broadgate, London EC2M 2DA

You are a shareholder in HHG PLC
if you were an AMP shareholder when HHG PLC was demerged from AMP in December 2003, or you have bought HHG PLC shares in the market since then and, in either case, you have not sold your shares.

Key dates

For CDI Holders – Final date to return your Voting Instruction Forms
7.00 p.m. (Sydney time) 17 February 2005
(if directing CDN how to vote on your behalf)
7.00 p.m. (Sydney time) 19 February 2005
(if directing CDN to appoint you or someone else as its proxy)

For Shareholders – Final date to return your Proxy Forms
8.00 a.m. (London time) 19 February 2005

Extraordinary General Meeting
Sydney:
7.00 p.m. (Sydney time) 21 February 2005
London:
8.00 a.m. (London time) 21 February 2005

*Expected Dates

(N.B. These times and dates are indicative only. If any of these times and/or dates change, the revised times and/or dates will be notified to HHG PLC shareholders through the London and Australian Stock Exchanges and will also be available from www.hhg.com)

Sale Completion date
5 April 2005*

Final date to return your Election Form
5.00 p.m. (Sydney time) 15 April 2005*
5.00 p.m. (London time) 15 April 2005*

Record Date
5.00 p.m. (London time) 15 April 2005*

Court approvals
To be completed by 18 April 2005*

Payment of cash and share certificates/holding statements sent or CREST account credited
To be completed by 29 April 2005*

Contents

Shareholder information line:
United Kingdom 0870 703 0109
Australia 1300 137 981
New Zealand 0800 888 017

The shareholder information line cannot give advice on the merits of the Proposals or give any financial advice.

As a shareholder, you can vote on the Proposals and attend the Extraordinary General Meeting. If you have sold or transferred your shareholdings in HHG PLC, please forward this Circular together with the Voting and Election Forms included to the purchaser, transferee or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Where the term "shareholder" is used in Section 1 of this Circular, unless specified otherwise, it refers to a holder of HHG PLC equity regardless of whether the equity is traded on the London Stock Exchange in the form of Ordinary Shares or on the ASX in the form of CHESS Depositary Interests (CDIs). Similarly, where the term "share" or "shareholding" is used in Section 1 of this Circular, unless specified otherwise, it includes CDIs.

These Proposals are important to the future of HHG PLC. You are asked to vote on the Proposals outlined in this Circular and attend an Extraordinary General Meeting ("EGM") of shareholders on 21 February 2005. See Sections 4.A.4, 4.B.4 and 8 of this Circular for further details of the Resolutions to be proposed at the EGM. In summary, the Proposals are:

Your Board considers it in the best interests of HHG PLC and its shareholders to approve the Sale of Life Services for £1.025 billion which will be paid in cash on Completion. Following Completion of the Sale, the remaining HHG PLC business will consist of the asset management business, Henderson Global Investors, and the financial advisory business, Towry Law.

Reflecting this, HHG PLC is proposed to be renamed Henderson Group plc. Following the Sale, Henderson Group plc will remain traded in both Australia and the United Kingdom.

If the Sale completes, HHG PLC intends to retain approximately £150 million and proposes to return approximately £875 million in cash to shareholders through the Return of Cash and Reduction of Investor Base proposals.

Important: If these Proposals are implemented, and you hold *fewer* than 1,041 shares/CDIs on the Record Date, you will hold *fewer* than 500 shares/CDIs after the Return of Cash takes effect. If you take no action to opt out of the Reduction of Investor Base – that is, if you do not elect to retain your remaining shares/CDIs, you will receive cash in exchange for all your remaining shares/CDIs and you will no longer be a shareholder/CDI holder. If you wish to elect to retain your remaining shares/CDIs, please follow the instructions set out in this Circular.

If the Sale completes and the Return of Cash proposal is approved, in this stage approximately £775 million of the Sale proceeds will be returned to shareholders. Shareholders will receive a cash payment in exchange for the cancellation of shares held on the Record Date in the ratio of 52 shares cancelled out of every 100 shares held.

If the Sale and the Return of Cash proposals proceed, Henderson Group plc will be a significantly smaller organisation for which the cost of servicing the existing investor base of approximately 875,000 shareholders will be a considerable constraint. Therefore, the Board also recommends that approximately £100 million of the Sale proceeds be used to cash-out the Remaining Holdings of Smaller Holders with *fewer*

than 1,041 shares on the Record Date – that is, those with *fewer* than 500 shares after the Return of Cash takes effect.

The process may mean that (unless they elect otherwise) larger shareholders will also receive a small amount of cash – but only for up to a maximum of 499 shares – while the rest of their Remaining Holdings will remain unaffected by the Reduction of Investor Base.

Any shareholder who wishes to retain their Remaining Holdings and not receive cash for any part of their Remaining Holdings can elect to do so by 15 April 2005.

Your personalised Proxy and Election Form (for Shareholders) is included with this Circular in the pack sent to you

Shareholders are entitled to appoint a person as proxy to attend the EGM on their behalf and direct the proxy on how they want to vote on the Proposals. CDI Holders may instruct CDN (the registered holder of the shares represented by the CDIs) to vote on their behalf or to nominate them or someone else as CDN's proxy. See Section 8 of this Circular for further information on how to vote or appoint a proxy.

It is your choice whether to vote in favour of the Proposals or not. Your personalised Voting and Election Form is included with this Circular in the pack sent to you.

You also have the opportunity to opt out of the Reduction of Investor Base proposal so that no part of the holding which you have *after* the Return of Cash proposal takes effect will be cashed out. You can do so by making an Election on your personalised Voting and Election Forms – see separate booklet enclosed – or on the blank Election Form at the back of this Circular. If you do not make an Election when returning your personalised Voting Form, and you wish to retain your Remaining Holding, you can use the blank Election Form.

If you want to retain all your Remaining Holding, you must make an Election to do so using an enclosed form or online at www.hhg.com. Please see Questions 22 and 23 (at page 12 of this Circular) and the instructions on the forms for further details.

Your personalised Voting Instruction and Election Form (for CDI Holders) is included with this Circular in the pack sent to you

This document does not take into account the objectives, financial situation or needs of any particular shareholder.

HHG historical share price – 3 month closing price range to 9 December 2004.

Historical price is no guarantee of future price or the price you will receive under the Proposals

Low –	High	Low –	High
45.00p	**51.00p**	**A$1.13**	**A$1.26**

Recommendation from your Board

The Board considers the Proposals to be in the best interests of shareholders as a whole. We unanimously recommend that shareholders vote in favour of all Resolutions relating to the [illegible] at the Extraordinary General Meeting.

[illegible] shareholdings which, in aggregate, amount to [illegible] 21,754 Ordinary Shares representing approximately 0.04% of the entire issued share capital of HHG PLC.





[illegible]	[illegible]
Chairman	Chief Executive
Non-Executive Director	Executive Director

The Board has been advised in relation to the Sale, the Return of Cash and the Reduction of Investor Base by Cazenove and UBS. In providing advice, Cazenove and UBS have each relied upon the Directors' commercial assessment of the Sale, the Return of Cash and the Reduction of Investor Base.

The Resolutions relating to each of the Proposals are set out in summary form below – you are asked to vote on each of these Resolutions at the EGM. Please read Section [illegible] of this document for further details on the Resolutions.

Resolution 1 Sale of Life Services **Resolution 2** Change of name to Henderson Group plc	**Resolution 3** Pro-rata cancellation of 52 out of every 100 shares held	A share reorganisation involving: **Resolution 4** Consolidation of shares into a smaller number **Resolution 5** Cancellation for cash of shares representing fractional entitlements created on consolidation (subject to Elections) **Resolution 6** Sub-division of shares remaining after cancellation into a larger number
Sale • Shareholder approval and Financial Services Authority ("FSA") approval • The Pension and Financial Assistance Conditions (see Section 4.A.1 for further details) **Change of Name** Shareholder approval	**Return of Cash** Shareholder and Court approvals	**Reduction of Investor Base** Shareholder and Court approvals
Sale • The approvals stated above are obtained • The Pension and Financial Assistance Conditions are satisfied **Change of Name** The Sale completes and shareholder approval is obtained	The Sale completes *and* the approvals stated above are obtained	Both the Sale and the Return of Cash complete *and* the approvals stated above are obtained

N.B. The Sale can proceed if shareholder and FSA approvals are obtained and the Pension and Financial Assistance Conditions are satisfied, even if the Return of Cash and Reduction of Investor Base proposals do not proceed.

Life Services will be sold for £1.025 billion and HHG PLC will comprise Henderson Global Investors and Towry Law, and will be renamed Henderson Group plc.

Approximately £775 million of the Sale proceeds will be returned to shareholders under this proposal such that shareholders will receive cash in exchange for the cancellation of shares held on the Record Date in the ratio of 52 out of every 100 shares held. Shareholders will receive 55 pence for every share cancelled (or the A$ or, as the case may be, the NZ$ equivalent, determined by reference to the Exchange Rate).

Approximately £100 million of the Sale proceeds will be returned to shareholders under this proposal such that if:

- You hold *fewer* than 1,041 shares on the Record Date, you will receive cash for your entire Remaining Holding, unless you elect to keep your Remaining Holding.
- You hold 1,041 or *more* shares on the Record Date, and your Remaining Holding is *divisible exactly* by 500, your Remaining Holding will *not* be affected by the Reduction of Investor Base.
- You hold 1,041 or *more* shares on the Record Date, and your Remaining Holding is *not divisible exactly* by 500, unless you elect otherwise, you will in effect have some of your Remaining Holding cancelled (but no more than 499 shares) in exchange for cash.

The price at which these shares are cancelled under the Reduction of Investor Base proposal will be determined by the average closing price of HHG shares on the London Stock Exchange for the 20 business days immediately before the Record Date, plus a premium of 5% of the average price; the total being rounded to the nearest whole penny (or, as the case may be, the A$ or NZ$ equivalent determined by reference to the Exchange Rate).

If you want to retain all your Remaining Holding, you must make an Election to do so using an enclosed form or online at www.hhg.com.

The table below provides examples for different shareholding levels assuming that the Return of Cash and Reduction of Investor Base proposals take effect (and you do *not* elect to retain your Remaining Holding):

	Receive £69.85 (A$179.07) cash for cancellation of 127 shares	Receive £297.55 (A$762.81) cash for cancellation of 541 shares	Receive £600.60 (A$1,539.72) cash for cancellation of 1,092 shares
	Retain 118 shares	Retain 500 shares	Retain 1,008 shares
	Receive £67.26 (A$172.28) in cash for all of your remaining 118 shares	None	Receive £4.56 (A$11.68) cash for 8 shares
	Nil	500 shares	1,000 shares
	£137.11 (A$351.35)	£297.55 (A$762.81)	£605.16 (A$1,551.40)

The table below provides examples for different shareholding levels assuming that the Return of Cash and Reduction of Investor Base proposals take effect (and you do elect to retain all your Remaining Holding):

	As above	As above	As above
	None	None	None
	118 shares	500 shares	1,008 shares
	£69.85 (A$179.07)	£297.55 (A$762.81)	£600.60 (A$1,539.72)

The examples above use an illustrative Reduction of Investor Base Price of 57 pence per share and an illustrative Exchange Rate of A$2.57:£1. Note that this price and exchange rate are illustrative only and the actual Reduction of Investor Base Price and Exchange Rate may be higher or lower than these illustrative figures.

- Life Services will not be sold
- Life Services will remain within the HHG Group
- The Return of Cash and Reduction of Investor Base proposals will not proceed and shareholders will not receive the cash payments that they would have received under those proposals

Latest time for receipt of Voting Instruction Forms (for CDI Holders) for the Extraordinary General Meeting (if directing CDN how to vote on your behalf)	7.00 p.m. (Sydney time) 17 February 2005
Latest time for receipt of Voting Instruction Forms (for CDI Holders) for the Extraordinary General Meeting (if directing CDN to appoint you or someone else as its proxy)	7.00 p.m. (Sydney time) 19 February 2005
Latest time for receipt of Proxy Forms (for Shareholders) for the Extraordinary General Meeting	8.00 a.m. (London time) 19 February 2005
Extraordinary General Meeting	7.00 p.m. (Sydney time) 21 February 2005 8.00 a.m. (London time) 21 February 2005
Expected dates	
Expected date of Completion of Sale	5 April 2005*
Court hearing to confirm the cancellation of Ordinary Shares and share premium account needed for the Return of Cash	8 April 2005*
Last day CDIs trade on ASX with an entitlement to a return of capital under the Return of Cash proposal	8 April 2005*
CDIs commence trading on ASX on an ex-return of capital/deferred settlement basis	11 April 2005*
Latest time and date for receipt of Election Forms and elections via CREST	5.00 p.m. (Sydney time) 15 April 2005* 5.00 p.m. (London time) 15 April 2005*
Record Date	15 April 2005*
Effective date of Return of Cash	15 April 2005*
Effective date of Consolidation	17 April 2005*
Conditional dealings on an ex-return of capital basis in Ordinary Shares commence on the London Stock Exchange and temporary suspension of listing	18 April 2005*
Court hearing to confirm the Reduction of Investor Base	18 April 2005*
Effective date of Reduction of Investor Base and Sub-division	18 April 2005*
Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	19 April 2005*
CREST accounts credited with resulting Ordinary Shares	19 April 2005*
Deferred settlement trading of CDIs on ASX ceases	29 April 2005*
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 29 April 2005*
CREST accounts credited with cash entitlements	by 29 April 2005*
Commencement of normal trading of CDIs on ASX	2 May 2005*

Shareholders and CDI holders trading in the period just prior to the Return of Cash and Reduction of Investor Base proposals becoming effective need to ensure that they will, after implementation of these proposals, have sufficient shares or CDIs remaining to deliver in settlement of those trades. More details are set out in Section 4 of this Circular.

*** The expected times and dates above are indicative only. If any of the above times or dates should change, the revised times and/or dates will be notified to HHG PLC shareholders through the London and Australian stock exchanges and will be available from www.hhg.com**

The businesses being sold include the following companies:

- Pearl
- National Provident Life
- NPI
- London Life
- the Service Company
- the Unit-Linked Companies

As at 30 June 2004, the businesses above being sold had an embedded value of £1.3 billion, net assets of £1.3 billion and 4.6 million policies in force representing liabilities backed by assets of approximately £26 billion. In the six months ended 30 June 2004, Life Services earned an operating profit before tax of £33 million.

Please see Section 2 of this Circular for further information about Life Services.

When HHG PLC was demerged from AMP and listed in December 2003, a key part of HHG PLC's stated strategy was to improve the financial position and operational efficiency of the closed life companies in order to allow for the release of shareholder capital over time.

The Board believes the Sale of Life Services accelerates its stated strategy by releasing shareholder capital now that may otherwise be realised only over a longer period.

- Realisation of £1.025 billion in cash (approximately 79% of the embedded value at 30 June 2004);
- Return of approximately £875 million of the cash to shareholders in exchange for the cancellation of shares;
- Revised investment management agreements with Henderson Global Investors on ten year terms;
- Transfer of £1.5 billion in employee pension assets and liabilities, thereby leaving the Henderson Group with pension assets and liabilities only in respect of its past and present employees;
- Removal of exposure to the UK life insurance sector and its related regulatory, solvency, mortality and surrender risks;
- Accelerated release of shareholder capital from Life Services, thereby unlocking value now that may otherwise be realised only over a longer period.

- If HHG PLC did not sell Life Services, subject to future capital requirements and life company specific risks, Life Services may have released more shareholder capital over time than the amount of the Sale proceeds.
- One of the subsidiaries of HHG PLC (Pearl Group) has provided certain warranties and indemnities to the Purchaser. The liabilities of Pearl Group under these warranties and indemnities are guaranteed by HHG PLC. Under these warranties and indemnities, the Purchaser is able to make claims up to a fixed

value (see paragraph headed "Warranties and indemnities" at Section 4.A.1 of this Circular for further details). There remains a risk that the level of cash proceeds realised through the Sale may be reduced in the future as a result of such claims being successfully made. HHG PLC will retain some of the Sale proceeds in cash as a precaution against the risk of claims in the future (see Question 14 for further information).

The Board proposes to sell Life Services to Life Company Investor Group Limited ("Purchaser"), which is a UK-based company established by Sun Capital Partners and TDR Capital to make long-term investments in the closed life fund sector.

The existing management team of Life Services, led by Ian Laughlin, Managing Director, will continue in place and will be complemented by John Reeve (formerly Sun Life Assurance Managing Director) as Chairman and Ashok Gupta (formerly Actuary and Finance Director of Scottish Amicable), together with representatives from Sun Capital Partners and TDR Capital.

Sun Capital Partners was formed in 2001 with the life industry as a particular focus. TDR Capital is a private equity fund manager whose investor base primarily comprises UK and US pension funds. Since 1997, the founders of Sun Capital Partners and TDR Capital have built a long track record of successful co-operation in major investment across a variety of sectors.

Following Completion of the Sale, HHG PLC's operating businesses will be the asset management business of Henderson Global Investors and the financial advisory business of Towry Law, and HHG PLC will be renamed Henderson Group plc. HHG PLC after Completion of the Sale is referred to in this Circular as the Henderson Group or Remaining Group. Please see Section 3 of this Circular for further information.

The strategic focus of Henderson Group after the Sale will be the development of Henderson Global Investors as a leading international investment management business. It will be based around its core equity and fixed income capability and its offering of alternative products such as property and private capital.

Management will focus on improving and sustaining the investment performance, strengthening distribution and client servicing and expanding revenue and profit margins.

Henderson Group will continue to develop Towry Law UK as an effective standalone business, following closure of Towry Law International earlier in 2004.

If the Proposals proceed in full, Henderson Group expects to make its first dividend payment in early 2006.

Henderson Group's shares will continue to be traded in Australia and the United Kingdom. In the United Kingdom, Henderson Group's Ordinary Shares will remain listed on the Official List of the UK Listing Authority. Henderson Group is expected to continue as a member of the FTSE 250 in the Speciality and Other Financials sector. In Australia, Henderson Group is expected to remain in the ASX 200 and will apply to be reclassified to Asset Management and Custody Banks.

The Sale of Life Services is conditional on shareholder approval, approval from the UK regulator (the Financial Services Authority – the "FSA") and the satisfaction of the Pensions and Financial Assistance Conditions (see Section 4.A.1 of this Circular for further details).

If shareholders or the FSA do not approve the Sale, or the Pensions or Financial Assistance Conditions are not satisfied:

- Life Services will **not** be sold
- Life Services will remain within the HHG Group
- the Return of Cash and Reduction of Investor Base proposals will **not** proceed and shareholders will **not** receive the cash payments that they would have received under the proposals.

The Board has put in place a clear operational plan for Life Services and, should the Sale not complete, it will continue to manage the businesses in line with that plan. HHG PLC's strategy for Life Services has been to allow for the release of capital to shareholders over time through improving the financial position of the life companies and their operational efficiency.

Under the ASX Listing Rules a listed company must obtain shareholder approval if a proposed transaction is likely to result in a significant change to the nature or scale of the company's activities. Given the significance of the proposed Sale of Life Services, shareholder approval is being sought for the purposes of the ASX Listing Rules. Given the size of the Sale, shareholder approval is also required under the UKLA Listing Rules.

In total, HHG PLC proposes to return approximately £875 million of the Sale proceeds to shareholders in line with the Board's strategy to realise shareholder value from Life Services.

Approximately £150 million of the Sale proceeds will be retained by the Henderson Group, consisting of:

(i) £30 million to acquire the Pearl with-profit fund's investments in Banca Popolare di Lodi, with which Henderson Global Investors has a strategic relationship, at the prevailing market value on or after Completion (see paragraph headed "BPL Investments" in Section 4.A.1 of this Circular);
(ii) £20 million to meet costs arising from the Sale, the Return of Cash and the Reduction of Investor Base proposals;
(iii) the remaining proceeds of approximately £100 million which are to be retained by the Henderson Group against the risk of residual liabilities arising from the Sale, to meet an appropriate level of warranty insurance, and for future business needs.

It is intended that any residual capital retained, to the extent that it is not required for these purposes, will be returned to shareholders.

Approximately £775 million in cash is expected to be returned to shareholders in the Return of Cash proposal. Cash will be paid to shareholders in exchange for the cancellation of shares held on the Record Date in the ratio of 52 shares cancelled out of every 100 shares held. This is part of the proposal announced

on 10 December 2004 where HHG PLC committed to return to shareholders approximately £875 million of the Sale proceeds.

To the extent that the Return of Cash and the Reduction of Investor Base proposals return less than the intended £875 million as a result of share price movements, then HHG PLC will return any shortfall by other means available.

If the Return of Cash is approved by shareholders and the Court and takes effect, for every 100 shares held on the Record Date (expected to be 15 April 2005), shareholders will have 52 shares cancelled in return for a cash payment of 55 pence per share cancelled (or if you hold CDIs, the A$ or, as the case may be, the NZ$ equivalent, determined by reference to the Exchange Rate). Once the Return of Cash takes effect, a shareholder will have 48 shares remaining out of every 100 shares held at the Record Date.

In the Return of Cash, HHG PLC may in its discretion, round up or down to a whole share, any fraction of a share which would otherwise be cancelled.

Please see Section 4.B.1 of this Circular for further details and for examples of the effect of the Return of Cash proposal.

For each share cancelled in the Return of Cash proposal, a shareholder will receive 55 pence (or the A$ or NZ$ equivalent, determined by reference to the Exchange Rate).

The cash payment for each share cancelled under the Return of Cash proposal ("Return of Cash Price") has been determined by taking the closing price for HHG PLC's shares on the London Stock Exchange on 16 December 2004 (being the latest practicable date prior to the publication of this Circular) rounded to the nearest whole penny.

The exchange rate will be the average, calculated on the Record Date, of the rates of exchange obtained by HHG PLC under such foreign exchange contracts as it shall have executed, on or shortly before the Record Date for value on or about the Record Date, for the purchase of A$ or, as the case may be, NZ$, in relation to the Return of Cash and Reduction of Investor Base proposals. The precise timing of the execution of such foreign exchange contracts will be determined by reference to the then prevailing liquidity in the relevant currency markets.

The Return of Cash proposal is conditional on the Completion of the Sale, and both shareholder and Court approvals. If the Sale does not complete, or shareholders or the Court do not approve the Return of Cash proposal, then cash will **not** be returned to shareholders under that proposal.

If this happens, the Reduction of Investor Base will also **not** take effect.

The Board has given careful consideration to the cost implications of servicing the current investor base of approximately 875,000 shareholders. The substantial size of the investor base is due to the demerger of HHG PLC from AMP in December 2003, where each AMP shareholder received shares in HHG PLC.

The costs of servicing this large investor base, which primarily includes the costs of maintaining records and the expense of circulating annual report and accounts, would be disproportionately high for a group of Henderson Group's expected size and profitability after the completion of the Sale and Return of Cash proposals.

The Board believes that the Reduction of Investor Base proposal will reduce corporate costs by up to £4 million before tax per annum. For more information on the benefits of the Reduction of Investor Base, see Section 4.B.2 of this Circular.

The Reduction of Investor Base proposal involves consolidating all remaining holdings of shares after the Return of Cash at a 500:1 ratio. Any fractional entitlements as a result of this consolidation will be cancelled and cashed out, at a 5% premium to the 20 day average closing price prior to the Record Date (the total being rounded to the nearest whole penny). The consolidated "whole" shares will then be divided back at the same ratio. As a result of this, some holders will be cashed out completely while others will retain shares and may receive some cash for their fractional entitlement.

If you hold *fewer* than 1,041 shares on the Record Date (expected to be 15 April 2005), you will be affected by the Reduction of Investor Base proposal, unless you make an Election to retain your Remaining Holding by completing an enclosed form or online via www.hhg.com.

If you hold 1,041 or *more* shares on the Record Date and your Remaining Holding is *divisible exactly* by 500, you will in effect be unaffected by the Reduction of Investor Base proposal.

If you hold 1,041 or *more* shares on the Record Date and your Remaining Holding is *not divisible exactly* by 500, you will in effect have some shares cancelled (but no more than 499 shares), unless you make an Election to retain all your Remaining Holding by completing an enclosed form or online via www.hhg.com.

If you wish to retain all your Remaining Holding, you must make an Election to do so using an enclosed form (either your personalised form enclosed or the blank form at the back of this Circular) or online at www.hhg.com.

If you elect to retain all your Remaining Holding, you will not receive cash in the Reduction of Investor Base and will continue to hold the same number of shares as you held after the Return of Cash takes effect.

(i) If you are a Shareholder and you make an Election by completing the Proxy Form, the form must be returned before 8.00 a.m. (London time) on 19 February 2005.

(ii) If you are a CDI Holder and you make an Election by completing the Voting Instruction Form (and you are directing CDN how to vote on your behalf), the form must be returned before 7.00 p.m. (Sydney time) on 17 February 2005.

(iii) If you are a CDI Holder and you make an Election by completing the Voting Instruction Form (and you are directing CDN to appoint you or someone else as its proxy), the form must be returned before 7.00 p.m. (Sydney time) on 19 February 2005.

(iv) If you are either a Shareholder or a CDI Holder and you make an Election by completing the Election Form, the form must be returned before 5.00 p.m. (London time) on 15 April 2005 (in the UK) or before 5.00 p.m. (Sydney time) on 15 April 2005 (in Australia).

Details of where the completed forms should be returned to are set out in the forms. If you wish to make your Election online via www.hhg.com, the times and dates above apply.

If you hold *fewer* than 1,041 shares on the Record Date, you will hold fewer than 500 shares after the Return of Cash proposal takes effect. As a result, you will be entitled to only a fractional entitlement in the Reduction of Investor Base proposal. Such a fractional entitlement will be cancelled in return for a cash payment at the Reduction of Investor Base Price per share, unless you elect to retain your Remaining Holding.

Please see Section 4.B.2 of this Circular for further details and for examples of the effect of the Reduction of Investor Base proposal.

If you want to retain all your Remaining Holding, you must make an Election to do so using an enclosed form or online at www.hhg.com.

If you hold 1,041 shares or *more* on the Record Date and your Remaining Holding is *divisible exactly* by 500 you will *not* be affected by the Reduction of Investor Base proposal (i.e. your Remaining Holding will not change).

If you hold 1,041 shares or *more* on the Record Date, but your Remaining Holding is *not divisible exactly* by 500, a fractional entitlement will arise in the Reduction of Investor Base proposal. Such a fractional entitlement will be cancelled and you will receive a cash payment at the Reduction of Investor Base Price per share in return, unless you elect to retain your Remaining Holding. The maximum number of shares (of your Remaining Holding) cancelled will be 499 shares.

Please see Section 4.B.2 of this Circular for further details and for examples of the effect of the Reduction of Investor Base proposal.

If you want to retain all your Remaining Holding, you must make an Election to do so using an enclosed form or online at www.hhg.com.

The Reduction of Investor Base proposal will be implemented by reorganising HHG PLC's share capital and cancelling some shares created by the reorganisation. Shareholdings will be consolidated on the basis of one Consolidated Share for every 500 shares held after the Return of Cash takes effect.

Fractional entitlements will arise from the share consolidation if, after the Return of Cash takes effect, a shareholder's Remaining Holding consists of (a) *fewer* than 500 shares; or (b) 500 shares or *more* and their holding is *not divisible exactly* by 500.

Unless the shareholder elects otherwise, these fractional entitlements will be aggregated and cancelled pursuant to a Court approved capital reduction. In return for the cancellation of their fractional entitlements a shareholder will be paid cash at the Reduction of Investor Base Price per share. The Reduction of Investor Base Price may be higher or lower than the Return of Cash Price.

Following the cancellation, the remaining Consolidated Shares will be sub-divided on the basis of 500 shares for each Consolidated Share.

Please see Section 4.B.2 of this Circular for further details.

Assuming that the Sale completes and cash is returned to shareholders under the Return of Cash proposal, then the Reduction of Investor Base proposal will proceed if shareholder and Court approvals are obtained.

If the Sale completes and cash is returned to shareholders under the Return of Cash proposal, but shareholder or Court approval is not obtained for the Reduction of Investor Base proposal, then shareholders will **not** receive a further cash payment for the Reduction of Investor Base proposal and will keep all their Remaining Holdings.

The cash payment for each share cancelled under the Reduction of Investor Base proposal will be determined by the average closing price for HHG PLC's shares traded on the London Stock Exchange over the 20 business days immediately before the Record Date (which is expected to be on 15 April 2005), plus a premium of 5% of the average price (the total being rounded to the nearest whole penny). This is known as the Reduction of Investor Base Price.

For illustrative purposes, a Reduction of Investor Base Price of 57 pence (being the closing price of 54.75 pence for HHG PLC's shares traded on the London Stock Exchange on 16 December 2004 plus a premium of 5% of the average price; the total being rounded to the nearest whole penny) is used in the examples in this Circular. Note that this price is illustrative only and the actual Reduction of Investor Base Price may be higher or lower than this illustrative price of 57 pence.

A CDI Holder will receive, for each CDI cancelled as a result of the Reduction of Investor Base proposal, the A$ or, as the case may be, NZ$ equivalent of the Reduction of Investor Base Price, which will be determined by reference to the Exchange Rate.

For illustrative purposes, a Reduction of Investor Base Price of A$1.46 per CDI cancelled has been used in the examples in this Circular, being the Reduction of Investor Base Price of 57 pence per share converted at the prevailing exchange rate of A$2.57:£1 on 16 December 2004 (being the latest practicable date prior to the publication of this Circular). Note that this price is illustrative only and the actual A$ equivalent of the Reduction of Investor Base Price may be higher or lower than this illustrative price.

Smaller Holders who do not elect to retain their Remaining Holdings, and are cashed-out completely under the Reduction of Investor Base proposal, will no longer hold shares in HHG PLC and will receive instead the Reduction of Investor Base Price per share.

If you hold *fewer* than 1,041 shares on the Record Date (expected to be 15 April 2005) you will be classified as a Smaller Holder.

If the Sale and the Return of Cash proposals are approved by shareholders, the Sale completes and the required Court approval is obtained, shareholders will receive a cash payment in exchange for the cancellation of shares held on the Record Date in the ratio of 52 shares cancelled out of every 100 shares held.

If the Reduction of Investor Base proposal is also approved by shareholders and the required Court approval obtained, shareholders – particularly Smaller Holders – could be further affected. *If you want to avoid any change to your Remaining Holding you must make an Election using an enclosed form or online at www.hhg.com.*

Shareholders are requested to vote on the Sale, the change of name, the Return of Cash and the Reduction of Investor Base proposals. More detailed information on the Resolutions and how to vote is set out in Sections 4.A.4, 4.B.4 and 4.C of this Circular.

If you are a Shareholder (i.e. you hold your shares on the London Stock Exchange) and would like to vote:
Whether or not you intend to attend the EGM, please complete and sign the Proxy Form and return it to HHG Share Registry, The Pavilions, Bridgwater Road, Bristol BS13 8FB England, so as to be received before 8.00 a.m. (London time) on 19 February 2005. (N.B. Returning your Proxy Form will not prevent you from attending and voting at the Extraordinary General Meeting in person instead of your proxy if you so wish.)

If you are a CDI Holder (i.e. you hold your shares on the ASX) and would like to vote:
Whether or not you intend to attend the EGM, please complete and sign the Voting Instruction Form and return it to HHG Share Registry, GPO Box 4578, Melbourne, VIC 8060 (in Australia) or Private Bag 92119, Auckland 1020 (in New Zealand), so as to be received before (i) 7.00 p.m. (Sydney time) on 17 February 2005 (if directing CDN how to vote on your behalf); or (ii) 7.00 p.m. (Sydney time) on 19 February 2005 (if directing CDN to appoint you or someone else as its proxy).

If you hold your shares on the ASX, your holding is in the form of CDIs – the voting procedure applicable to you is slightly different from other shareholders. Please ensure that you follow the instructions carefully – see the voting information in Section 8 of this Circular for further details. You may either:
- direct CDN on how it should vote on the proposed Resolutions in respect of your CDIs; or
- if you wish to attend the Extraordinary General Meeting (or want someone else to attend on your behalf), instruct CDN to appoint you or your representative as proxy to vote in respect of your CDIs.

Shareholders and CDI Holders can also vote online. See the voting information in Section 8 for further details.

Shareholders are asked to vote on these important Proposals – however, voting is not compulsory. The outcome of the vote will be announced through the stock exchanges in London and Australia following the Extraordinary General Meeting.

Where the term "shareholder" is used in Section 1 of this Circular, unless specified otherwise, it refers to a holder of HHG PLC equity regardless of whether it is traded on the London Stock Exchange in the form of Ordinary Shares or on the ASX in the form of CHESS Depositary Interests ("CDIs"). Similarly, where the term "share" is used in Section 1 of this Circular, unless specified otherwise, it includes CDIs. CDIs are a way of allowing securities of foreign companies to be traded on the ASX. CDIs afford shareholders all the same direct economic benefits as Ordinary Shares, like the right to dividends.

If you are an Australian or New Zealand shareholder you are likely to have received your holding in the form of CDIs at or since the time of the demerger of HHG PLC from AMP in December 2003.

For the purposes of these Proposals, holders of Ordinary Shares traded on the London Stock Exchange and holders of CDIs on the ASX will be treated equally.

The Extraordinary General Meeting will be held in London and broadcast simultaneously to a venue for Australian holders.

United Kingdom	*Australia*
8:00 a.m., 21 February 2005	7:00 p.m., 21 February 2005
Cazenove Auditorium	Wesley Conference Centre
20 Moorgate, London EC2R 6DA	220 Pitt Street, Sydney 2000

It will also be audiocast via www.hhg.com for the benefit of holders who wish to listen to the proceedings.

Any meeting of the shareholders of a company other than an annual general meeting is known as an Extraordinary General Meeting ("EGM"). The length of notice period required depends on the nature of the resolutions being put to the meeting.

This information is a summary only – as are the further details provided in Section 5 of this Circular. We recommend you contact your professional tax adviser or the taxation office without delay for information on how you will be affected by the Proposals.

The company is consulting with the relevant tax authorities in the UK, Australia and New Zealand to confirm the treatment below, and more information will be available in due course on the website (www.hhg.com), including some illustrations of the anticipated tax impact resulting from the Proposals.

A. Tax charge on HHG PLC: the Sale of Life Services should be treated as an exempt disposal of shares, resulting in the proceeds being free from any corporation tax charge within the HHG Group. This maximises the resources available to HHG PLC for returning cash to shareholders.

B. Tax charge on individual investors: in broad terms, the proposed return of capital resulting from the Sale of Life Services will have the following impact for individual shareholders who hold their shares/CDIs as investments on capital account and are resident in the following countries designated:

(i) United Kingdom – Provided the prices used for both the Return of Cash and Reduction of Investor Base proposals are each less than 58 pence per Ordinary Share cancelled, HHG PLC is of the view that the payment should be capable of being treated as a capital receipt only. If the payment is treated as capital only and this gives rise to a capital gain, you should not pay any tax on this gain if, when added to any other capital gains in the tax year, the total is less than the CGT annual exemption (£8,200 for 2004/2005). However, the position of individual shareholders may be more complicated, depending on individual circumstances, and more detail is set out in Section 5 of this Circular.

(ii) Australia – The payments received by holders of CDIs or Ordinary Shares should be treated as a return of capital. If you acquired your CDIs/shares on the demerger of HHG PLC from AMP in December 2003, the Proposals are expected to result in a capital loss for tax purposes, as your tax cost base in the Ordinary Shares is A$1.73 per share. In that event, you should have no tax to pay on the payments received.

(iii) New Zealand – The element of the payment to holders of CDIs or Ordinary Shares relating to the Return of Cash proposal should be capital and not therefore taxable. The payment relating to the Reduction of Investor Base proposal should only be taxable if, after the cancellation of shares under the Return of Cash proposal, there is a reduction in your Remaining Holding of less than 15%.

These Proposals apply only to your HHG PLC shares – if you have any AMP shares, you do not need to take any action in relation to your AMP shares.

These Proposals do not require you to take any action in relation to any of your products, policies or investments with any company within the HHG Group.

Depending on which stock exchange your holdings are held, it is intended that following completion of the Proposals, expected in April 2005, shareholders will receive in April 2005:

Australian Stock Exchange	Australian Stock Exchange	London Stock Exchange
Cheque in A$ and a holding statement or advice of transaction statement	Cheque in NZ$ and a holding statement or advice of transaction statement	*Certificated shares:* Cheque in £ and an advice of transaction statement and where applicable a new share certificate *Uncertificated shares:* Cash and shares credited to CREST account

Yes you will be able to trade. However, you need to ensure that, if you trade in the period just prior to the Return of Cash and Reduction of Investor Base proposals becoming effective, after implementation of these proposals you will have sufficient shares/CDIs remaining to deliver in settlement of those trades. More details are set out in Section 4 of this Circular.

Section 2

Information about Life Services

Life Services comprise the life insurance and pensions books of Pearl, National Provident Life, NPI and London Life, which are effectively all closed to new business and subsidiaries including the Unit-Linked Companies. The Sale also includes the Service Company, which provides administrative services to Life Services. As at 30 June 2004, these Life Services entities had an embedded value subject to the Sale of £1.3 billion, net assets of £1.3 billion and 4.6 million policies in force representing liabilities backed by assets of £26 billion. Policies include annuities, pensions, savings and investment products and protection policies. In the six months ended 30 June 2004, Life Services earned an operating profit before tax of £33 million.

Life Services comprise the following businesses:

- **Pearl** has a long-term policyholder fund which comprises a 90:10 with-profit fund, where shareholders are entitled to receive up to 10% of any surplus emerging and two non-profit 0:100 funds, where all of the surplus emerging is attributable to shareholders. In addition, Pearl has shareholder attributed assets within an earmarked segment of the 0:100 life fund known as the Pacific Fund. Under an agreement with the FSA, the assets of the Pacific Fund cannot currently be withdrawn from the Pearl long-term fund. In addition, the Pearl Board has committed not to distribute to shareholders any surplus from the 90:10 fund until June 2014 and, further, must obtain the prior consent of the FSA before distributing any capital from Pearl to shareholders. Pearl also has a shareholder fund which includes the remaining general insurance business in run-off. Pearl was closed to new business in June 2003.
- **National Provident Life** has a long-term policyholder fund which operates on a 100:0 basis, where all surplus emerging accrues to the with-profits policyholders. While much of the business written in the fund is with-profits, the fund also includes non-profit business, most of which is unit-linked and is either fully reinsured or has its investment component fully reinsured to Pearl or NPI. National Provident Life is a wholly owned subsidiary of Pearl and was closed to new business on demutualisation on 31 December 1999.
- **NPI** was opened to new business on 1 January 2000. It was effectively closed to new business in July 2003. NPI Limited wrote both unitised with-profit and non-profit business. The with-profit business is reinsured to Pearl's 90:10 with-profit fund. The non-profit business is mostly unit-linked ordinary life insurance and pensions business. In addition, NPI Limited wrote other business, principally general annuities and pension annuities. All the business retained by NPI Limited is operated on a 0:100 basis.
- **London Life** has a long-term policyholder fund which comprises two 90:10 with-profit funds and two non-profit 0:100 funds. London Life was closed to new business in June 2003.
- the **Unit-Linked Companies** which all wrote non-profit business only and accordingly have long-term policyholder funds which operate on a 0:100 basis. These were closed to new business between May 1995 and December 2001.
- the **Service Company** provides administrative services for each business within Life Services on a fee for service basis. It was established with the objective of being an efficient operating vehicle, to enable greater predictability of costs, and to allow costs to be more closely matched to the policy profile of the portfolios. The Service Company reported an operating profit before tax of £2 million for the six months ended 30 June 2004.

5 Traditional Embedded Value Information

Basis of Preparation

The financial information has been extracted without material adjustment from the unaudited supplementary information included in the 31 December 2003 Report and Accounts and the 30 June 2004 unaudited interim financial statements of HHG PLC and from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the year ended 31 December 2003 and the unaudited consolidated interim financial statements for the six months ended 30 June 2004.

At 30 June 2004, the embedded values have been prepared on the basis of a 10.1% risk discount rate for Pearl and National Provident Life and an 8.1% risk discount rate for all other companies, representing margins of above gilt rates of 5% and 3% respectively. At 31 December 2003, the embedded values have been prepared on the basis of a 9.9% risk discount rate for Pearl and National Provident Life and a 7.9% risk discount rate for all other companies, representing margins of above gilt rates of 5% and 3% respectively.

Traditional Embedded Value (TEV)

	30 June 2004 £m	31 Dec 2003 £m
Pearl and National Provident Life	908	716
London Life	160	155
NPI Limited	192	203
Other Unit-Linked Companies	99	95
Service Company	(83)	(72)
Other	37	48
Life Services business unit TEV[1]	**1,313**	**1,145**
Net Assets retained by Remaining Group	(13)[2]	(18)[4]
Business unit TEV, subject to Sale	**1,300**	**1,127**
Pearl's shareholder fund investments in BPL	34[2]	34[4]
Net outstanding shareholder loans with the Remaining Group	(129)[2,3]	(128)[4]
Total	1,205	1,033

Notes:

1 The traditional embedded value of the Life Services business unit of £1,313 million, is as published in the 30 June 2004 unaudited interim financial statements, and of £1,145 million, is as published in the unaudited supplementary information included in the 31 December 2003 Report and Accounts.

2 Extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.

3 £109 million of the £129 million has been capitalised since 30 June 2004.

4 Extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the year ended 31 December 2003.

Movement in Life Services business unit TEV from 31 December 2003 to 30 June 2004

	£m
At 31 December 2003	**1,145**
Capital movements[1]	183
Expected return[2]	46
Strengthening of annuity mortality assumptions	(66)
Other	5
At 30 June 2004	**1,313**

Notes:

1 The capital movements include £115 million from the capital raising in March 2004 and £75 million of consideration arising from the disposal of Pearl's interest in Virgin Money Group in April 2004.

2 The expected return comprises the interest on capital and unwind of the discount on the value of in-force business.

1. Basis of preparation

The financial information below has been extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the years ended 31 December 2001, 2002 and 2003 and from the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.

The accounts for the years ended 31 December 2001, 2002 and 2003 have been adjusted to comply with the provisions of the Statement of Recommended Practice on Accounting for Insurance Business, issued by the Association of British Insurers in November 2003 which were reflected in the unaudited interim financial statements of HHG PLC for the six months ended 30 June 2004. This has had no impact on the results for those years but has resulted in re-allocations between captions within the long-term technical account.

The financial information in this Part C of Section 2 does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information has been prepared in accordance with the accounting policies set out in HHG PLC's Full Annual Financial Report and Accounts for the year ended 31 December 2003, subject to the changes set out above. The Life Services consolidated profit and loss account does not follow the format required by Schedule 9A of the Companies Act by not representing a non-technical account. It instead follows the format of the Reconciliation of Group Operating Profit to Profit/(Loss) on ordinary activities before taxation included in the audited consolidated accounts of HHG PLC for the year ended 31 December 2003.

The consolidated profit and loss accounts of Life Services include interest income and interest payments on loans with the HHG Group and the consolidated Life Services balance sheet includes amounts owed to/from the HHG Group.

The consolidated accounts of HHG PLC for the years ended 31 December 2001, 2002 and 2003 have been audited by Ernst & Young LLP, Chartered Accountants and Registered Auditor, whose address is 1 More London Place, London SE1 2AF, and filed with the Registrar of Companies. Their reports on these accounts were unqualified and did not include statements under sections 237 (2) and (3) of the Companies Act.

2. Profit and loss accounts
Life Services consolidated profit and loss account
Technical account for general insurance business
For the three and a half years ended 30 June 2004

	30 June 2004[1] £m	31 Dec 2003[2] £m	31 Dec 2002[2] £m	31 Dec 2001[2] £m
Gross premiums written	–	–	1	111
Outward reinsurance premiums	–	–	1	(156)
Net premiums written	–	–	2	(45)
Change in the provision for unearned premiums:				
Gross amount	–	–	47	3
Reinsurers' share	–	–	(36)	36
Change in the net provision for unearned premiums	–	–	11	39
Earned premiums, net of reinsurance	–	–	13	(6)
Allocated investment return transferred from the non-technical account	2	3	8	11
Total technical income	2	3	21	5
Claims paid:				
Gross amount	(17)	(45)	(68)	(62)
Reinsurers' share	12	39	60	22
Net claims paid	(5)	(6)	(8)	(40)
Change in the provision for claims:				
Gross amount	22	59	(21)	(10)
Reinsurers' share	(17)	(54)	24	84
Change in the net provision for claims	5	5	3	74
Claims incurred, net of reinsurance	–	(1)	(5)	34
Net operating expenses	1	5	1	(20)
Change in equalisation provision	2	2	3	(2)
	3	7	4	(22)
Total technical credits/(charges)	3	6	(1)	12
Balance on the technical account – general business	5	9	20	17

All activities relate to discontinued operations.

1 Extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.

2 Extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the years ended 31 December 2001, 2002 and 2003.

Technical account for long-term business
For the three and a half years ended 30 June 2004

	30 June 2004[1] £m	31 Dec 2003[2] £m	31 Dec 2002[2] £m	31 Dec 2001[2] £m
Gross premiums written	479	1,664	2,136	2,297
Outward reinsurance premiums	(3)	(6)	(5)	(2)
Earned premiums, net of reinsurance	476	1,658	2,131	2,295
Investment income	635	1,405	1,394	1,829
Unrealised gains on investments	–	979	–	–
Other technical income	5	13	87	68
Total technical income	1,116	4,055	3,612	4,192
Gross claims paid	(1,889)	(4,210)	(3,352)	(3,208)
Reinsurers' share	7	41	20	13
Net claims paid	(1,882)	(4,169)	(3,332)	(3,195)
Change in the gross and net provision for claims	28	(42)	(18)	13
Claims incurred, net of reinsurance	(1,854)	(4,211)	(3,350)	(3,182)
Change in gross long-term business provision	964	2,008	2,368	(11)
Change in reinsurers' share	(5)	(34)	(218)	210
Change in long-term business provision, net of reinsurance	959	1,974	2,150	199
Change in technical provision for linked liabilities, net of reinsurance	188	(440)	765	503
Change in other technical provisions, net of reinsurance	1,147	1,534	2,915	702
Net operating expenses	(92)	(305)	(530)	(477)
Investment expenses and charges	(156)	(1,006)	(298)	(152)
Unrealised losses on investments	(248)	–	(3,545)	(3,617)
Other technical charges	–	(23)	(68)	(26)
Taxation (charge)/credit attributable to long-term business	(7)	(71)	233	125
Allocated investment return transferred from the non-technical account	2	8	–	91
Transfer from/(to) the fund for future appropriations	90	(182)	977	2,369
	(411)	(1,579)	(3,231)	(1,687)
Total technical charges	(1,118)	(4,256)	(3,666)	(4,167)
Balance on the technical account – long-term business	(2)	(201)	(54)	25
Tax attributable to the balance on long-term business technical account	5	(13)	(23)	11
Profit/(Loss) on long-term business operations before tax	3	(214)	(77)	36

1 Extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.
2 Extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the years ended 31 December 2001, 2002 and 2003.

Technical account for long-term business (continued)

The table below provides a reconciliation between the analysis used in the segmental information in the "Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation" and the Profit/(Loss) on long-term business operations before tax above:

	30 June 2004[1] £m	31 Dec 2003[2] £m	31 Dec 2002[2] £m	31 Dec 2001[2] £m
Operating profit before taxation based on longer term investment return before operating exceptionals, amortisation of goodwill and acquired PVIF – Life Services	3	89	7	65
Amortisation of goodwill	–	–	(17)	(20)
Amortisation of acquired PVIF[3]	–	(6)	(9)	(9)
Impairment of acquired PVIF[3]	–	(27)	(58)	–
Other operating exceptional costs[3]	–	(270)	–	–
Profit/(Loss) on long-term business operations before taxation	3	(214)	(77)	36

1 Extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.

2 Extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the years ended 31 December 2001, 2002 and 2003.

3 Amortisation and impairment of acquired Present Value of In Force ("PVIF") and other operating exceptional costs have been grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the reconciliation of group operating profit to profit/(loss) on ordinary activities before taxation and segmental information.

Life Services operating profit/(loss) on ordinary activities after taxation
For the three and a half years ended 30 June 2004

	30 June 2004[1] £m	31 Dec 2003[2] £m	31 Dec 2002[2] £m	31 Dec 2001[2] £m
Total from the long-term technical account	3	89	7	65
General Insurance	6	12	19	15
Service Company	2	(7)	21	(3)
Shareholders' Interests	22	(8)	31	3
Life Services Operating profit before taxation based on longer term investment return before other operating exceptional costs, amortisation of goodwill and acquired PVIF	33	86	78	80
Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF[3]	–	(511)	(124)	–
Amortisation & impairment of goodwill	(1)	(229)	(176)	(27)
Amortisation & impairment of acquired PVIF[3]	–	(33)	(67)	(9)
Short-term fluctuation in investment return	(6)	(13)	(10)	(97)
(Loss)/Profit on disposal of businesses[4]	(12)	–	–	109
Life Services Profit/(Loss) on ordinary activities before taxation	14	(700)	(299)	56
Taxation (charge)/credit on profit/(loss) on ordinary activities	(5)	(14)	29	(5)
Profit/(Loss) on ordinary activities after taxation	9	(714)	(270)	51

1 Extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.
2 Extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the years ended 31 December 2001, 2002 and 2003.
3 Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the reconciliation of group operating profit to profit/(loss) on ordinary activities before taxation and segmental information.
4 In the period to 30 June 2004, the investments in Virgin Money Group Limited included a loan from Life Services and equity held by HHG PLC. Although there was an overall group profit on sale of £18 million, Life Services recorded a loss of £12 million. In the year to 31 December 2001 Life Services recorded a profit of £29 million relating to its disposal of its 25% stake in Virgin One to the Royal Bank of Scotland and £80 million relating to the transfer of Life Services' general insurance business to Churchill.

The historical Life Services financial information represents the statutory result of Life Services. This differs from the Life Services business unit analysis previously published since the business unit analysis excluded interest income and interest payable to HHG PLC and included re-allocations of income and expenses to and from other business units.

3. Life Services consolidated balance sheet
Assets

	30 June 2004[1] £m	31 Dec 2003[2] £m
Intangible Assets		
Goodwill	30	31
Investments		
Land and buildings	1,518	1,632
Loans to group undertakings	201	197
Investments in joint ventures	246	231
Investments in associates	484	355
Other financial investments	20,633	21,395
	23,082	23,810
Assets held to cover linked liabilities	4,161	4,349
Reinsurers share of technical provisions		
Long-term business provision	76	81
Claims outstanding	227	244
	303	325
Debtors		
Debtors arising out of direct insurance operations	19	31
Other debtors	249	343
	268	374
Other assets		
Tangible assets	9	11
Cash at bank and in hand	84	181
Present value of acquired in force long-term business	10	10
	103	202
Prepayments and accrued income		
Accrued interest and rent	289	321
Deferred acquisition costs	128	151
Other prepayments and accrued income	2	2
	419	474
Total Assets	**28,366**	**29,565**

1 Extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.

2 Extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the year ended 31 December 2003.

Life Services consolidated balance sheet
Liabilities

	30 June 2004[1] £m	31 Dec 2003[2] £m
Shareholders' funds	1,278	1,062
Fund for future appropriations	522	612
Gross technical provisions		
Long-term business provision	20,483	21,447
Claims outstanding	379	429
Equalisation provisions	3	5
	20,865	21,881
Technical provisions for linked liabilities	4,161	4,349
Provisions for other risks and charges		
Deferred taxation	12	10
Other provisions	141	178
	153	188
Creditors		
Creditors arising out of direct insurance operations	6	2
Debenture loans	662	653
Amounts owed to credit institutions	257	257
Other creditors including taxation and social security	405	482
	1,330	1,394
Accruals and deferred income	57	79
Total Liabilities	**28,366**	**29,565**

1 Extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial statements of HHG PLC for the six months ended 30 June 2004.

2 Extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of HHG PLC for the year ended 31 December 2003.

Section 3

[illegible] about HHG PLC

[illegible]

[illegible] the unaudited pro-forma consolidated balance sheet

[illegible]

Following completion of the Sale, the Return of Cash and the Reduction of Investor Base, HHG PLC will be considerably reduced in size, with pro-forma net assets of £607 million as at 30 June 2004. The operating businesses of HHG PLC will comprise the asset management business of Henderson and the financial advisory business of Towry Law, whose business unit operating profits together[1] were £24 million for the six months ended 30 June 2004.

Following Completion of the Sale, Henderson will be the principal operating business and asset management the strategic and operational focus of HHG PLC. Reflecting this, HHG PLC is proposed to be renamed Henderson Group plc. The strategic focus of the Henderson Group will be the development of Henderson as a leading international investment management business. It will be based around its core equity and fixed income capability and its offering of alternative products, such as property and private capital. Management will focus on improving and sustaining investment performance, strengthening distribution and client servicing, and expanding revenue and profit margins.

Henderson Group will continue to develop Towry Law UK as an effective standalone business, following closure of Towry Law International earlier in 2004.

Henderson had assets under management on 30 June 2004 of £68.4 billion, of which £26.2 billion or 38% were managed on behalf of Life Services under the terms of the investment management agreements, which were put in place at the time of the demerger of HHG PLC from AMP Limited in December 2003. The terms of the investment management agreements between Henderson and the relevant Life Services companies have been revised to reflect that following Completion of the Sale, the terms of these agreements will be on a 10 year term. Further information on the terms of the investment management agreements can be found in Section 4.A.3 of this Circular.

If the Proposals proceed in full, Henderson Group expects to make its first dividend payment in early 2006.

If the Reduction of Investor Base proposal takes effect the size of the investor base will be reduced from approximately 875,000 shareholders to a more serviceable level. This is expected to reduce corporate costs for the Henderson Group by up to £4 million before tax per annum.

Following Completion of the Sale, Henderson Group shares will continue to be traded in Australia and the United Kingdom. In the United Kingdom, Henderson Group's Ordinary Shares will remain listed on the Official List of the UK Listing Authority. Henderson Group is expected to continue as a member of the FTSE 250 in the Speciality and Other Financials sector. In Australia, Henderson Group is expected to remain in the ASX 200 and will apply to be reclassified to Asset Management and Custody Banks.

Current trading and prospects

On 25 August 2004, HHG PLC announced its interim results for the six months ended 30 June 2004.

HHG PLC is currently on track to meet the published targets for its operational business units for the full year 2004 and is performing in line with the Board's expectations. Life Services will continue to improve its operational efficiency and its embedded value is expected to grow in line with the investment return and emergence of earnings from the in-force book of business.

The businesses that will comprise Henderson Group are expected to deliver second half operating profits for 2004 in line with the first half of 2004, before charges (approximately £10 million) in the second half for one-off items, including the restructuring of Henderson and Towry Law UK's business, corporate office and higher run-off costs in Towry Law International.

1 Business unit operating profits before tax for the 6 months ended 30 June 2004 of Henderson and "Other" (comprising Towry Law and Virgin Money) were together £25 million.

Total assets under management are expected to reduce slightly in the second half of 2004 – driven by anticipated institutional outflows and the run-off of Life Services – but the mix of assets should remain in line with that at 30 June 2004.

In addition, if the proposed Reduction of Investor Base proposal proceeds as outlined, corporate office expenses are expected to decrease by approximately £4 million per year before tax from the second half of 2005.

Since 30 June 2004, a number of outstanding matters which were provided for at 31 December 2003 have been settled. These include matters relating to the listing of HHG PLC, the demerger from AMP Limited and the sale of Cogent Investment Operations to BNP Paribas in 2002. The total provision release in respect of the foregoing has been £29 million. However, certain further provisions have been made for potential costs in respect of legacy products sold and for certain intra-group matters arising in respect of investments made by Henderson. The net effect on the profit and loss account for the period of the old provisions released and the new provisions established is nil.

The new accounting standard Financial Reporting Standard 27 "Life Assurance" does not need to be adopted for the year ending 31 December 2004, although additional disclosures will be required in the Annual Report for the year ending 31 December 2004. The financial impact of the Proposals set out in this Circular will not be reflected in the full year 2004 results except for the writedown of the Group's remaining intangible assets in Life Services (approximately £39 million) and any committed transaction and separation costs.

8 Unaudited pro-forma consolidated balance sheet

The following is an unaudited pro-forma statement of the consolidated balance sheet of the Remaining Group prepared in accordance with the notes set out below. The unaudited pro-forma statement of the consolidated balance sheet has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Remaining Group following completion of the Sale, the Return of Cash and the Reduction of Investor Base. Its purpose is to illustrate the effect on the consolidated balance sheet of HHG PLC as if the Sale, the Return of Cash and the Reduction of Investor Base had been effected on 30 June 2004.

The consolidated balance sheet of HHG PLC at 30 June 2004 has been extracted, without material adjustment, from the unaudited consolidated interim financial statements of HHG PLC for the period ended 30 June 2004. The consolidated balance sheet of Life Services at 30 June 2004 has been extracted, without material adjustment, from the consolidation schedules used to prepare the unaudited consolidated interim financial information of HHG PLC for the period ended 30 June 2004 as set out in Section 2.C.3 ("Life Services consolidated balance sheet") of this Circular.

The proceeds of the Sale consists of £1.025 billion in cash, as described in the paragraph headed "Consideration" in Section 4 of this Circular. In addition, the investments in Banca Popolare di Lodi held by the Pearl shareholder fund will be transferred to the Remaining Group.

Unaudited pro-forma consolidated balance sheet

	HHG PLC consolidated balance sheet at 30 June 2004 £m	Adjustments: Life Services consolidated balance sheet at 30 June 2004 £m	Adjustments: Other adjustments £m	Pro-forma Remaining Group £m
Assets				
Intangible assets	270	(30)	–	240
Investments	23,009	(23,082)	296[1]	223
Assets held to cover linked liabilities	4,161	(4,161)	–	–
Reinsurers' share of technical provisions	303	(303)	–	–
Debtors	385	(268)	–	117
Other assets	295	(103)	124[2]	316
Prepayments and accrued income	433	(419)	–	14
Total assets	**28,856**	(28,366)	**420**	**910**
Liabilities				
Fund for future appropriations	522	(522)	–	–
Gross technical provisions	20,865	(20,865)	–	–
Technical provisions for linked liabilities	4,161	(4,161)	–	–
Provisions for other risks and charges	239	(153)	28[3,B]	114
Debenture loans	356	(662)	341[4]	35
Amounts owed to credit institutions	257	(257)	–	–
Creditors, accruals and deferred income	617	(468)	5[5]	154
Total liabilities	**27,017**	(27,088)	**374**	**303**
Net assets	**1,839**	(1,278)	**46**	**607**
Capital and reserves				
Called up share capital	271		(158)[6]	113
Share premium	1,081		(716)[7]	365
Own shares held	(2)			(2)
Capital reserve	292			292[A]
Profit and loss account	197	(1,278)	920[8]	(161)
	1,839	(1,278)	46	607

Notes to the Adjustments		£m
1	Purchase by the Remaining Group of investments in Banca Popolare di Lodi at fair value from the Pearl with-profit fund	27
	Transfer of investments in Banca Popolare di Lodi at fair value from the shareholder fund of Pearl	34
	Novation of loans due to Life Services in settlement of assignment of loan receivables and accrued interest due to the Remaining Group	201
	Creation of new loan receivable from Pearl Assurance Group Holdings Limited, a Life Services entity.	34
		296
2	This adjustment reflects management's best estimate of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004 and the terms of the Return of Cash proposal described in Section 4 of this Circular:	
	• Cash consideration received	1,025
	• Cash paid to shareholders in respect of the capital reduction of fifty two out of one hundred shares at a price of 55 pence per share	(775)
	• Cash paid to shareholders for the fractional entitlements created on the consolidation of 500 10p shares into one £50 share. This assumes that all fractional entitlements created on the consolidation will be aggregated into as many whole consolidated shares as possible and such consolidated shares will be cancelled and the proceeds repaid to shareholders. It has been assumed that 346,000 consolidated shares will be cancelled at a price equivalent to 57 pence per ordinary share.	(99)
	• Purchase of Banca Popolare di Lodi from the Pearl with-profit fund.	(27)
		124
3	This adjustment comprises a provision for transaction and separation related expenses including warranty insurance premium.	28
4	This adjustment comprises the following components:	
	• Assignment of loans currently classified as intra-group due from Life Services to the Purchaser in settlement of novation of loans payable, together with accrued interest due from the Remaining Group	307
	• Creation of new loan payable to Pearl in settlement of transfer of investments from the shareholder fund in Banca Popolare di Lodi at fair value.	34
		341
5	This adjustment reflects the assignment of loans due from Life Services to the Purchaser in settlement of novation of loans payable, together with accrued interest due from the Remaining Group.	5
6	This adjustment reflects management's best estimate of the effect on share capital of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004 and the terms of the Return of Cash proposal described in Section 4 of this Circular:	
	• Court confirmed reduction of share capital under Section 135 of the Companies Act 1985 of 1,409 million 10 pence shares i.e. the cancellation of fifty two out of one hundred shares	141
	• Cancellation of £50 shares as a result of the fractional entitlements created on the consolidation of 500 10 pence shares into one £50 share, on the basis that all fractional entitlements are aggregated and cancelled, with the proceeds paid to shareholders. It has been assumed that 346,000 consolidated shares will be cancelled at a price equivalent to 57 pence per ordinary share.	17
	• Share division of one £50 share into 500 10 pence shares.	–
		158
7	This adjustment reflects management's best estimate of the effect on share premium of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004 and the terms of the Return of Cash proposal described in Section 4 of this Circular:	
	• Court confirmed reduction of share capital under section 135 of the Companies Act 1985 of 1,409 million 10 pence shares i.e. the cancellation of fifty two out of one hundred shares of 10 pence each at 55 pence per share	634
	• Cancellation of £50 shares as a result of the fractional entitlements created on the consolidation of 500 10 pence shares into one £50 share, on the basis that all fractional entitlements are aggregated and cancelled, with the proceeds paid to shareholders. It has been assumed that 346,000 consolidated shares will be cancelled at a price equivalent to 57 pence per ordinary share.	82
	• Share division of one £50 share into 500 10 pence shares.	–
		716
8	This adjustment reflects the following components:	
	• Cash consideration received	1,025
	• Gain arising on transfer of investments in Banca Popolare di Lodi at fair value	34
	• Provision for transaction and separation related expenses including warranty insurance premium	(28)
	• Loss arising from the settlement of the net outstanding loans between Life Services and the Remaining Group at 30 June 2004.	(111)
		920

Other Information

A On 27 October 2004 £290 million was transferred from the capital reserve to the profit and loss account following the liquidation of a HHG PLC subsidiary undertaking. The £290 million is now considered distributable.

B A contingent liability remains with the Remaining Group to the extent that warranty and indemnity related claims exceed provisions made and insurance secured.

Report from Ernst & Young LLP on the unaudited pro-forma consolidated balance sheet

22 December 2004

The Directors
HHG PLC, 4 Broadgate, London EC2M 2DA

Cazenove & Co. Ltd
20 Moorgate, London EC2R 6DA

UBS Limited
1 Finsbury Avenue, London EC2M 2PP

Dear Sirs

We report on the pro-forma financial information set out in Section 3 of the shareholder circular dated 22 December 2004 (the "Circular"), which has been prepared, for illustrative purposes only, to provide information about how the Sale (as described in Section 4 of the Circular), the Return of Cash proposal and the Reduction of Investor Base proposal (as described in Section 4 of the Circular) might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of HHG PLC to prepare the pro-forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro-forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro-forma financial information beyond that owed to those to whom those reports were addressed by us at the date of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standard and Bulletin 1998/8 "Reporting on pro-forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro-forma financial information with the Directors of HHG PLC.

Opinion

In our opinion:

(a) the pro-forma financial information has been properly compiled on the basis stated;
(b) such basis is consistent with the accounting policies of HHG PLC; and
(c) the adjustments are appropriate for the purposes of the pro-forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully



Ernst & Young LLP

Section 4
Detailed information on the:
- Sale
- Return of Cash
- Reduction of Investor Base

A. Summary of the principal terms and conditions of the Sale Transaction Documents

B. Further information on the Return of Cash and the Reduction of Investor Base proposals

C. Further information regarding voting on the Resolutions

A. Summary of the principal terms and conditions of the Sale Transaction Documents

1. The Sale Agreement

The Sale Agreement was entered into on 9 December 2004 between HHG PLC, Pearl Group (as Seller) and the Purchaser. HHG PLC guarantees the obligations of Pearl Group under the Sale Agreement.

Sale and Purchase

Under the Sale Agreement, the Purchaser has conditionally agreed to acquire Life Services through an acquisition of the shares of Pearl Assurance Group Holdings Limited.

Conditions

Completion of the Sale Agreement is subject to satisfaction of the following conditions:

(i) approval by the shareholders of HHG PLC (for which purpose the EGM has been convened by the notice set out at the end of this Circular);

(ii) the FSA having given notice in writing that there is no objection to the Purchaser acquiring control of the insurance companies that carry on Life Services or the three month period within which the FSA may serve a notice of objection having elapsed without the FSA having served any notice of objection ("FSA Approval Condition");

(iii) the Pension Conditions being and remaining satisfied or, if applicable, waived; and

(iv) the boards of certain of the companies comprised in Life Services taking the steps required to relax the prohibition on financial assistance in the Companies Act in relation to certain elements of the Sale ("Financial Assistance Condition").

The Purchaser has agreed to take all reasonable steps available to it to satisfy the FSA Approval Condition promptly and the parties are to take all reasonable steps to ensure that the Financial Assistance Condition is also satisfied promptly. The parties have also agreed to take all reasonable steps to ensure that the conditions and approvals required under the Pension Conditions are satisfied promptly.

Pearl Group also has the right not to complete the Sale if the FSA imposes any restriction or requirements in respect of the investment management agreements (described in more detail in paragraph 3 of Part A of this Section 4) which would have a material adverse effect on the value of such agreement to the Remaining Group. In addition, neither party shall be obliged to complete the Sale if the FSA imposes any restriction or requirements in relation to certain elements of the Sale which are subject to the Financial Assistance Condition.

Consideration

The consideration payable to Pearl Group for the sale of Life Services is to be satisfied by cash payment on Completion of £1.025 billion. In addition, the Purchaser will transfer to Pearl Group at Completion the benefit of a receivable equal to the value of the stake in Banca Popolare di Lodi ("BPL") and related entities held in Pearl's shareholder fund which is to be transferred to HHG PLC at market value with the consideration for such transfer being left outstanding.

If Completion takes place after 28 February 2005, the consideration payable at Completion will be increased by an amount equivalent to interest on the consideration from 1 March 2005 to the date of Completion. The interest rate will be the base rate of HSBC Bank for the first three months after 28 February 2005 and will increase in increments of 100 basis points for each subsequent month until 31 August 2005. There are no other expected material adjustments to the consideration.

Intra-group Debt

There are various loans between the Life Services Companies and the Remaining Group. At Completion, the Purchaser will assume the benefit and burden of such loans the terms of which will not be amended on transfer. However, the Purchaser will transfer to Pearl Group the benefit of a receivable equal to the value of the stake in BPL and related entities held in Pearl's shareholder fund. If the aggregate of the amounts receivable and the aggregate of the amounts payable differ at the relevant time, the Purchaser will pay HHG PLC (or vice versa, as the case may be) an amount in cash equal to the difference at Completion and the cash consideration payable by the Purchaser to Pearl Group will be adjusted accordingly.

BPL Investments

There are currently investments in BPL held by the Pearl shareholder fund and by the Pearl with-profit fund. In addition to the transfer of the investments in BPL held in Pearl's shareholder funds, the Purchaser has agreed to procure that, on or after Completion of the Sale and at the request of HHG PLC, Pearl will transfer the investments in BPL held in the Pearl with-profit fund for market value consideration. HHG PLC will fund the acquisition of this policyholder asset from the proceeds of the Sale.

Pre-Completion undertakings

Under the terms of the Sale Agreement, Pearl Group has agreed to procure that the Life Services businesses are carried on in all material respects in the ordinary course prior to Completion except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed).

Pearl Group has also agreed certain other restrictions on the conduct of the Life Services businesses in the period prior to Completion including (among other matters) undertakings relating to transactions between Life Services and other members of the HHG Group, employment and dismissal of certain employees of Life Services and alteration of their terms of employment, material acquisitions or disposals entering into or terminating certain material contracts, the institution or settlement of material litigation or making any announcement or reaching any agreement regarding the time-barring of endowment complaints.

Restrictive covenants

Subject to certain exceptions, Pearl Group has agreed that for the period of two years following Completion of the Sale, the Henderson Group will not carry on any trade or business in the United Kingdom that competes with Life Services as carried on at the date of Completion of the Sale.

Warranties and indemnities

Under the Sale Agreement, Pearl Group has given certain warranties and indemnities, including warranties that are typical for a transaction of this nature concerning details of the shares that are the subject of the Sale, accounts and financial matters, financial indebtedness, regulatory and legal matters, intellectual property matters, assets and contracts of Life Services, properties, general insurance business, reinsurance, employees, pensions and taxation.

The warranties and indemnities are subject to certain limitations and Pearl Group does not have any liability for breach of the warranties unless the value of any individual claim exceeds £1 million and the value of all claims, in aggregate, exceeds £10 million. The maximum liability of Pearl Group for claims under the warranties and indemnities (save as described below) is £325 million. Notice of a claim must be given within 15 months of the date of Completion, except in the case of claims in respect of the indemnities and warranty claims relating to taxation matters where longer time limits apply.

Pearl Group intends to take out an appropriate level of warranty insurance to limit its potential liabilities under these warranties.

Pearl Group has agreed to indemnify the Purchaser in respect of certain potential liabilities of the Life Services Companies. In return for the granting of the specific indemnities for the particular potential liabilities, the Purchaser agreed to a price for the Life Services Companies that reflects the value of the indemnities given. These indemnities:

(a) relate to certain potential liabilities of the Life Services Companies, principally insurance company taxation, specifically identified by the Purchaser;
(b) in the case of the indemnities for tax, extend to the use of certain post-Completion tax reliefs, as well as actual liabilities to tax; and
(c) are included in a schedule to the Sale Agreement ("Tax Covenant"), which schedule includes a number of protections for Pearl Group in respect of the conduct of tax affairs relating to the potential liabilities and a number of exclusions.

The liability of Pearl Group under the Tax Covenant is subject to the overall cap for claims under the warranties and indemnities (other than for certain specified potential liabilities, in respect of which the combined liability is subject to a separate cap of £50 million), with caps also for individual specified items. Any payment under the Tax Covenant would be made by way of adjustment to the consideration for the Sale. Notice of claims under this indemnity must be given within six years of the end of the accounting period in which Completion takes place.

Pearl Group has also agreed to indemnify the Purchaser in respect of losses arising as a result of certain other matters, including: any losses arising as a result of any of the Life Services Companies making any announcements or reaching agreements regarding the time-

barring of endowment complaints between signing and Completion without the consent of the Purchaser; a pre-sale reorganisation which was carried out before signing of the Sale Agreement under which various Life Services Companies were transferred to Pearl Assurance Group Holdings Limited; the extent to which certain general insurance exposures exceed the amounts provided for in the latest audited accounts of Pearl Assurance plc (subject to a cap of £46 million); the costs incurred in the taking of certain steps or actions concerning specific property separation issues; and potential liabilities in relation to the administration of customer group pension liabilities (subject to caps of £1.65 million and £8 million).

Under the Sale Agreement, the parties agree that certain ancillary agreements will be entered into at Completion. The principal ones are described below.

Summary of Pensions Arrangements
HHG PLC is the principal company of the HHG Staff Pension Scheme ("Transferring Scheme"). The Transferring Scheme consists of a number of "sections" which provide benefits on different formulae for members who were former members of different schemes, which have all been merged into the Transferring Scheme over time. The Transferring Scheme provides benefits for Life Services employees (through the "London Life Section", the "Pearl Section", the "NPI Section" and the "Money Purchase Section") and employees of the Remaining Group (through the "Henderson Section", the "Towry Law Section" and the "Money Purchase Section").

The retirement benefits schedule in schedule 9 of the Sale Agreement ("Pension Schedule") requires, amongst others, HHG PLC and the Purchaser to execute the following documents before Completion:

(a) deed of substitution to be executed between HHG PLC, Pearl Assurance Group Holdings Limited and the trustee of the Transferring Scheme. Under this deed, the principal employer of the Transferring Scheme will be changed from HHG PLC to Pearl Assurance Group Holdings Limited to facilitate the transfer of the Transferring Scheme from the HHG Group to the Purchaser's group following Completion;

(b) pension scheme demerger agreement between HHG PLC, Pearl Assurance Group Holdings Limited, the trustee of the Transferring Scheme and the trustee of a New Scheme to be established by HHG PLC with effect on and from Completion (the "New Scheme"). The HHG Group companies will stop participating in the Transferring Scheme following Completion. Employees of the Remaining Group will join the New Scheme and there will be a transfer of the assets and liabilities relating to relevant beneficiaries without members' consents from the Transferring Scheme to the New Scheme; and

(c) an escrow deed between HHG PLC, the Purchaser, the trustee of the Transferring Scheme, the trustee of the New Scheme and Deutsche Bank International Trust Co (Jersey) Limited (now to be Deutsche International Trust Corporation (C.I.) Limited), as escrow agent, whereby HHG PLC agrees to deposit £37 million and the Purchaser agrees to procure the deposit of £3 million to be held by the escrow agent on behalf of the trustees of the two schemes to meet specified potential funding obligations in the calendar years 2005 to 2009 (inclusive). Amounts due to the Transferring Scheme will, unless HHG PLC decides otherwise, be paid by the Purchaser. The escrow agent will then reimburse the Purchaser, net of 30% tax and will pay an amount equal to the corresponding tax relief to the Purchaser and HHG PLC in the proportion of 3:37 to reflect the proportion of their contributions to the escrow account. The benefit of the Transferring Scheme and the New Scheme under the escrow deed will be in the proportion that their liabilities bear to one another. It is expected that HHG's maximum liability under these arrangements will be approximately £26 million; this assumes that 30% tax relief is paid to HHG PLC.

When the HHG Group companies stop participating in the Transferring Scheme, a statutory debt may be triggered under the Pensions Act 1995. Under the Pension Schedule, the Purchaser will indemnify HHG PLC on an after tax basis should such a liability be triggered.

2. Pensions Deed
Under a separate deed, dated 9 December 2004, between HHG PLC, the Purchaser and the trustee of the Transferring Scheme, the trustee of the Transferring Scheme has committed itself to the above, subject to certain conditions being satisfied and approvals being obtained. Under that deed, HHG PLC and the Purchaser agree that in aggregate an additional £40 million of contributions will be made, if determined necessary, to the Transferring Scheme and the New Scheme in the years 2010 to 2014 (inclusive). HHG PLC will be required to make any necessary contributions to the New Scheme and the Purchaser will be required to make any necessary contributions to the Transferring Scheme. The £40 million will be split between the Transferring Scheme and the New Scheme in the proportion that their liabilities bear to one another. Based on actuarial information as at 31 December 2003, management believes that the split will be approximately £4.8 million in respect of the New Scheme and £35.2 million in respect of the Transferring Scheme.

3. Investment Management Agreements
The Investment Management Agreement between Henderson ("Manager") and Pearl ("Customer") was entered into on 9 December 2004. A Framework Agreement was also entered into between Henderson and Pearl Assurance Group Holdings Limited ("PAGH") on 13 December 2004, which provides for the other relevant Life Services Companies (each also a "Customer") to enter into the investment management agreements with Henderson prior to Completion. Pursuant to each investment management agreement ("IMA"), the Manager provides investment management services for the Customer's life funds and shareholder funds. The IMAs come into effect on Completion.

Term
Each IMA is terminable by the Customer on 12 months' notice in writing so as to expire at the end of any calendar month falling on or after the tenth anniversary of Completion.

Exclusive rights
For the duration of the defined exclusivity period (10 years from Completion), the Customer agrees not to withdraw assets from the Manager's management except:
(a) where policies run-off in the ordinary course of business;
(b) where the withdrawal is necessary to comply with the FSA Rules;
(c) where this results from a decision of an underlying policyholder to withdraw assets;
(d) to place them under the management of another member of the Henderson group;
(e) where it has terminated the agreement in accordance with its terms in respect of those assets;
(f) to dispose of an unprofitable business or, where agreed with the Manager on a case by case basis, for other reasonable business needs.

Compensation
If the Customer breaches the exclusivity provisions, the Customer is required to pay the Manager compensation calculated in accordance with a sliding scale depending on the years remaining of the exclusivity period.

Compensation is also payable in certain other circumstances:
(a) if the agreement is terminated by the Manager in the circumstances specified in paragraphs (a) or (c) below (material breach or insolvency) or by the Customer under paragraph (b) below (change of control of Manager);
(b) for withdrawals permitted under paragraph (f) above which exceed certain thresholds specified in the agreement; and
(c) where assets are re-allocated to a lower fee earning class outside certain bounds (see Fees below).

Termination
Either party may terminate the IMA on immediate notice (save in the case of (d) below where reasonable prior notice is required) if:
(a) the other party is in material breach of the agreement and such breach, if capable of remedy, is not rectified within 30 days of such party being requested so to do by the other party in writing;
(b) a person who does not have a controlling interest in the other party at Completion acquires such a controlling interest;
(c) an act of insolvency occurs with respect to the other party or any of its parent undertakings;
(d) required to do so by the FSA or termination is necessary to comply with FSA Rules.

The Customer may, on giving not less than 12 months' written notice, terminate the management by the Manager of (i) shareholder funds and (ii) funds backing annuity business for the purposes of entering into reinsurance arrangements.

The Customer may, on not less than 6 months' written notice to the Manager, also terminate the management by the Manager of (i) any class of assets of a fund if the annual investment performance in each of the immediately preceding two calendar years of any such class of assets of that fund is more than a specified percentage below the performance of the applicable benchmark; or (ii) any peer group benchmarked fund, where the percentile rank of the relevant fund is worse than a specified percentile at the end of each of the preceding two calendar years.

Fees
The Manager receives remuneration and payments for its services, and reimbursement of reasonable costs and expenses. The Manager is also entitled to performance fees in respect of certain asset classes by reference to the annualised out-performance on a rolling three-year basis.

The Manager has the benefit of certain revenue protection provisions under the agreement. The provisions are complex but, in broad terms, compensation is payable by the Customer in the event that the Customer makes asset re-allocations which adversely affect the Manager's revenues subject to certain notice periods and bounds (although re-allocations within a with-profit fund necessary to comply with FSA regulatory capital requirements are exempted up to an agreed limit).

The fees under the agreement are subject to review every three years on the initiative of either party. Under a fee review, fees are required to reflect fair market rates (taking into account the aggregate value of the funds managed by the Manager for all relevant Life Services Companies). In default of agreement, the determination of fair market rates may, on the request of either party, be referred to an independent expert.

4. Explanation of Shareholder Resolutions to be put to the EGM in Respect of the Sale and HHG PLC's Change of Name
You will find the notice of the EGM to approve, amongst other things, the Sale of Life Services and the change of name of HHG PLC and certain other business in Section 8 of this Circular.

Resolution 1: Sale of Life Services
This ordinary resolution approves the sale by HHG PLC of Life Services on the terms and conditions set out in the Sale Agreement and authorises the Directors of HHG PLC (or any duly authorised Committee of the Board) to, amongst other things, conclude and implement the Sale in accordance with such terms and conditions and to agree such amendments of such terms and conditions as they may in their absolute discretion think fit, provided they are not material.

Resolution 2: Change of Name
This special resolution approves the change of name from HHG PLC to "Henderson Group plc". It is conditional on the Sale of Life Services being completed and, if Resolution 3 (which gives the shareholder approval for the Return of Cash proposal) is passed, on the Court hearing to approve the Return of Cash proposal having taken place.

B. Further information on the Return of Cash and the Reduction of Investor Base proposals

Subject to Completion of the Sale and the relevant Shareholder and Court approvals being obtained, HHG PLC will implement the Return of Cash proposal and the Reduction of Investor Base proposal.

In this section there are separate sections for Shareholders and CDI Holders.

1. Return of Cash

HHG PLC is proposing to return approximately £775 million to Shareholders and CDI Holders under the Return of Cash proposal.

Shareholders

Under the Return of Cash proposal, 52 out of every 100 Ordinary Shares in issue (at the close of business on the last business day preceding the date on which the Court confirms the cancellation of Ordinary Shares and part of HHG PLC's share premium account) will be cancelled. Ordinary Shares held by the registrar, Computershare Clearing Pty Limited, on the Record Date may be cancelled at a ratio different from 52 out of every 100 Ordinary Shares so as to ensure the aggregate number of Ordinary Shares cancelled for all other Ordinary Shareholders, when taken with the number of Ordinary Shares held by Computershare which are cancelled, equals the number of Ordinary Shares which the Court has confirmed should be cancelled. In order to ensure that the total number of issued Ordinary Shares on that day is divisible exactly by 100, Computershare Clearing Pty Limited will subscribe for the required number of Ordinary Shares, being not more than 99 Ordinary Shares, immediately prior to such time at a price equal to the then current market value for an Ordinary Share. There will be no further issues of Ordinary Shares from the date on which the number of shares to be cancelled is determined until the Sub-division takes effect. For each Ordinary Share held by a Shareholder (which includes Ordinary Shares held by CDN on behalf of CDI Holders – see the section "CDI Holders" below) on the Record Date (which is expected to be on 15 April 2005) and which is cancelled, a Shareholder will receive 55 pence. The Return of Cash proposal is subject to the approval of Shareholders and the Court.

For further details of this process, please see Section 4.B.4 below.

In the Return of Cash proposal, except as referred to above in relation to Computershare Clearing Pty Limited's holdings, Shareholders will be treated equally on a pro-rata basis. No fraction of an Ordinary Share will be cancelled. The Directors of HHG PLC may, in their absolute discretion, round up or down to a whole share any fraction of an Ordinary Share held by a holder of Ordinary Shares which would otherwise fall to be cancelled. The Directors intend to round fractions of 0.50 (and above) up and 0.49 (and below) down. After the Return of Cash takes effect, Shareholders will, as far as practicable, retain their proportionate interest in the then issued ordinary share capital of HHG PLC.

CDI Holders

Ordinary Shares held by CDN on behalf of CDI Holders will be cancelled as part of the Return of Cash proposal. CDI holdings will then be adjusted to reflect the reduction in CDN's holding of Ordinary Shares as if CDI Holders had held a number of Ordinary Shares on the Record Date equal to the number of CDIs then held (save that CDIs held by Computershare Clearing Pty Limited may be cancelled on a different basis so as to ensure the aggregate number of CDIs cancelled for all other CDI Holders, when taken with the number of CDIs held by Computershare Clearing Pty Limited which are cancelled, equals the total number of CDIs to be cancelled, having regard to the number of Ordinary Shares held by CDN which are cancelled).

For each CDI cancelled as part of this adjustment a CDI Holder will receive the Australian Dollar or, as the case may be, the New Zealand Dollar equivalent of 55 pence per CDI, determined by reference to the Exchange Rate. For illustrative purposes, using an exchange rate of A$2.57:£1 (NZ$2.73:£1) on 16 December 2004 (being the latest practicable date prior to the publication of this Circular), the price would have been A$1.41 (or NZ$1.50) per CDI. **Note that this price is illustrative only and the Australian Dollar (or, as the case may be, the New Zealand Dollar) equivalent of the Return of Cash Price may be higher or lower than this illustrative price.**

Example (for Shareholders and CDI Holders):

Number of Ordinary Shares/CDIs held on the Record Date	Number of Ordinary Shares/CDIs (including fractions) which would otherwise be cancelled	Number of Ordinary Shares/CDIs cancelled in the Return of Cash	Number of Ordinary Shares/CDIs remaining *after* the Return of Cash takes effect	Cash received if the Return of Cash takes effect	
				Shareholders (£)	CDI Holders (A$)
100	52.00	52	48	28.60	73.32
245	127.40	127	118	69.85	179.07
1,040	540.80	541	499	297.55	762.81
1,041	541.32	541	500	297.55	762.81
2,100	1,092.00	1,092	1,008	600.60	1,539.72
10,000	5,200.00	5,200	4,800	2,860.00	7,332.00

Approvals
The Return of Cash proposal is conditional on (i) the Sale of Life Services completing; (ii) Shareholders passing the special resolution to be proposed at the EGM to approve the Return of Cash proposal; and (iii) the confirmation of the Court.

For the Court to confirm the Return of Cash proposal, it must be satisfied that the interests of HHG PLC's creditors will not be prejudiced as a result of the Return of Cash. HHG PLC will take such steps as it is advised are appropriate to deal with the Company's creditors.

2. Reduction of Investor Base Shareholders
The Board is recommending that approximately £100 million of the Sale proceeds is used to cash out the Remaining Holdings of Smaller Holders with fewer than 1,041 shares on the Record Date – that is, those with fewer than 500 shares after the Return of Cash takes effect. The process may mean that (unless they elect otherwise) larger shareholders will also receive a small amount of cash – but only for up to a maximum of 499 shares – while the rest of their Remaining Holdings will remain unaffected. This is known as the Reduction of Investor Base proposal. The Reduction of Investor Base proposal will involve a reorganisation of HHG PLC's share capital and the cancellation of some shares, which requires Court approval.

Every 500 Ordinary Shares (of 10 pence each) held by a Shareholder at the relevant time will be consolidated into one Consolidated Share (of £50 each). This will include Ordinary Shares held by CDN on behalf of CDI Holders – see the section "CDI Holders" below.

The relevant time will be after the cancellation of Ordinary Shares (and part of HHG PLC's share premium account) under the Return of Cash proposal has taken effect. Fractions arising from this Consolidation (or, in the case of CDI Holders, fractions which would have arisen if CDI Holders held Ordinary Shares rather than CDIs) will be cancelled as part of the Reduction of Investor Base proposal and Shareholders and CDI Holders will be paid cash equal to the Reduction of Investor Base Price per Ordinary Share giving rise to the cancelled fractions, unless they elect to retain their Remaining Holding rather than receiving cash for those fractions. This will be followed by a sub-division of each Consolidated Share then remaining into 500 Ordinary Shares (of 10 pence each).

The Reduction of Investor Base price will be the aggregate of (a) the average closing price (from the Daily Official List) for an Ordinary Share traded on the London Stock Exchange's main market over the 20 business days immediately before the Record Date (which is expected to be on 15 April 2005); and (b) a premium of 5% of the average price (the total being rounded to the nearest whole penny).

Shareholders holding *fewer* than 1,041 Ordinary Shares on the Record Date will hold *fewer* than 500 Ordinary Shares *after* the Return of Cash proposal takes effect. A shareholding of 1,041 or *more* Ordinary Shares on the Record Date will result in a fraction of a Consolidated Share if the holding after the Return of Cash proposal takes effect is not *divisible exactly* by 500.

For example (assuming no Election is made to keep the Remaining Holding of Ordinary Shares):

Holding of Ordinary Shares on Record Date	Number of Ordinary Shares remaining *after* the Return of Cash takes effect	Number of Consolidated Shares arising when the Consolidation takes effect	Cash to be paid in respect of fractions arising as a result of the Consolidation[1] (£)	Number of Ordinary Shares held *after* the Reduction of Investor Base takes effect
100	48	0.096	27.36	Nil
245	118	0.236	67.26	Nil
1,040	499	0.998	284.43	Nil
1,041	500	1.000	Nil	500
2,100	1,008	2.016	4.56	1,000
10,000	4,800	9.600	171.00	4,500

1 The illustrative Reduction of Investor Base Price of 57 pence used in the table of examples above is the aggregate of (i) 54.75 pence per Ordinary Share (being the closing price, from the Daily Official List, for HHG shares on 16 December 2004, which is the latest practicable date prior to the publication of this Circular); and (ii) a premium of 5% of the price (the total being rounded to the nearest whole penny). Please note that this price is illustrative only and the actual Reduction of Investor Base Price may be higher or lower than this illustrative price, depending on the average closing price for HHG shares over the 20 business days immediately before the Record Date.

It is proposed that fractional entitlements to a Consolidated Share will be aggregated into as many whole Consolidated Shares as possible which will be cancelled as part of the Reduction of Investor Base proposal unless a shareholder elects otherwise (see below). Any balance of fractions which cannot be consolidated into one whole Consolidated Share will be consolidated into one Special Share which will also be cancelled. Shareholders whose Ordinary Shares give rise to fractions which are cancelled will be paid cash equal to the Reduction of Investor Base Price per Ordinary Share.

A Shareholder whose holding of Ordinary Shares will give rise to fractions in the Consolidation and who wishes to retain his or her Remaining Holding rather than receiving cash for those fractions can elect to do so. Shareholders may make the Election by using either the Proxy Form or the Election Form enclosed with this Circular.

The fractional entitlements to a Consolidated Share of all Shareholders who have made an Election will be aggregated into as many whole Consolidated Shares as possible and, if necessary, a Non-Cancellation Special Share. These Consolidated Shares and any Non-Cancellation Special Share, together with the Consolidated Shares created on the Consolidation, will be subdivided back into ordinary shares (of 10 pence each). For further details of this process please see Section 4.B.4 below. **Shareholders who make an Election will in effect keep their entire Remaining Holdings of Ordinary Shares (of 10 pence each) that they hold after the Return of Cash proposal takes effect and will not be affected by the Reduction of Investor Base proposal.**

Shareholders who wish to retain their Remaining Holdings rather than receiving cash for their fractional entitlements to a Consolidated Share arising from the Consolidation should sign and complete the Proxy Form or the Election Form in accordance with the instructions printed on the form and return it to the HHG Share Registry at The Pavilions, Bridgwater Road, Bristol BS13 8FB, England, as soon as possible and, in any event, so as to be received, in the case of the Proxy Form, before 8.00 a.m. (London) on 19 February 2005 and, in the case of the Election Form, before 5.00 p.m. (London) on 15 April 2005. If you wish to make your Election online via www.hhg.com, the times and dates above apply. Shareholders who do not return a duly completed Proxy Form or the Election Form by the relevant time will receive cash for their fractional entitlements to a Consolidated Share arising from the Consolidation.

Making an Election via CREST

If you hold uncertificated Ordinary Shares and you wish to retain your Remaining Holding rather than receive cash for any fractional entitlements to a Consolidated Share arising from the Consolidation, you may make an election to this effect via CREST. To make a valid election via CREST you must take the action set out below to transfer all your Ordinary Shares to the appropriate escrow balance, specifying Computershare Investor Services PLC as the Escrow Agent so that the TTE instructions settle not later than 5.00 p.m. (London) on the Record Date. Note that settlement cannot take place when the CREST system is non-operational and you should therefore ensure you time the input of any TTE instructions accordingly.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Ordinary Shares.

After settlement of your TTE instruction, you will not be able to access the Ordinary Shares concerned in CREST for any transaction or charging purposes.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined below.

You should note that CRESTCo does not make any special procedures available in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that you take (or your CREST sponsor takes) all necessary action to enable a TTE instruction relating to your Ordinary Shares to settle prior to 5 p.m. (London) on the Record Date. You are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

To make an Election

To make an Election to retain your Remaining Holding rather than to receive cash for any fractional entitlements to a Consolidated Share arising from the Consolidation, you should send CRESTCo a TTE instruction in relation to all Ordinary Shares you hold uncertificated form. If you are a CREST sponsored member, you should procure your CREST sponsor to send such a TTE instruction. A TTE instruction to CRESTCo must be properly authenticated in accordance with CRESTCo's specifications for transfers to escrow and must contain the following details:

- The ISIN number for the Ordinary Shares. This is GB0033881458;
- The number of Ordinary Shares you hold in uncertificated form. This must be all your holding;
- Your member account ID;
- Your participant ID;
- The participant ID of the Escrow Agent. This is 3RA25;
- The member ID of the Escrow Agent. This is HHG;
- The intended settlement date. This should not be later than 5.00 p.m. (London) on the Record Date;
- The Corporate Action Number for the Election which is allocated by CRESTCo and can be found by reviewing the relevant Corporate Action Details in CREST; and
- Input with a standard delivery instruction of 80.

Validity of Instruction

A TTE instruction will only be a valid election to retain your Remaining Holding rather than to receive cash for any fractional entitlements to a Consolidated Share arising from the Consolidation if:

(i) it has settled on or before the Record Date; and
(ii) it relates to all your holding of Ordinary Shares in uncertificated form.

HHG PLC will make an appropriate announcement if any of the details set out above change for any reason.

Holders of Ordinary Shares who are proposing to convert any Ordinary Shares from uncertificated form to certificated form or vice versa are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Ordinary Shares as a result of the conversion to take all necessary steps in connection with making an Election, if they wish to do so.

If you are in any doubt as to the procedure for making an Election via CREST, please contact Computershare Investor Services PLC by telephone on 0870 703 0109 or if calling from outside the UK +44 (0) 870 703 0109 or in writing to HHG Share Registry, The Pavilions, Bridgwater Road, Bristol BS13 8FB. If you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

CDI Holders

In order that CDI Holders are treated under the Reduction of Investor Base in the same way as if they were Shareholders, it is proposed that a further number of Consolidated Shares held by CDN on behalf of CDI Holders will be cancelled as part of the Reduction of Investor Base proposal, except to the extent CDI Holders elect otherwise. The number of Consolidated Shares to be cancelled will, as nearly as possible, be equal to the aggregate of fractional entitlements which would have resulted if the CDI Holders who do not elect to keep their Remaining Holding had held Ordinary Shares instead of CDIs at the relevant time (and taking account of any fractional entitlement of CDN). CDI Holders whose fractions are, in effect, cancelled will be paid a cash amount per CDI equal to the Australian Dollar or, as the case may be, New Zealand Dollar equivalent of the Reduction of Investor Base Price (determined by reference to the Exchange Rate) and their CDI Holdings will be adjusted accordingly. For further details of this process please see section 4.B.4 below.

CDI Holders holding *fewer* than 1,041 CDIs at the Record Date will hold *fewer* than 500 CDIs *after* the Return of Cash proposal takes effect. These CDI Holders, together with CDI Holders holding 1,041 or more CDIs on the Record Date but whose holding *after* the Return of Cash proposal takes effect is *not divisible exactly* by 500 will, unless the CDI Holder elects otherwise, be paid a cash amount per CDI equal to the Australian Dollar or, as the case may be, the New Zealand Dollar equivalent of the Reduction of Investor Base Price (determined by reference to the Exchange Rate).

For example (assuming no Election is made to keep the Remaining Holding of CDIs):

Holding of CDIs on Record Date	Number of CDIs remaining *after* the Return of Cash takes effect	Number of Consolidated Shares which would arise if the CDI Holder held Ordinary Shares rather than CDIs	Cash to be paid in respect of fractions[2] (A$)	Number of CDIs held *after* the Reduction of Investor Base takes effect
100	48	0.096	70.08	Nil
245	118	0.236	172.28	Nil
1,040	499	0.998	728.54	Nil
1,041	500	1.000	Nil	500
2,100	1,008	2.016	11.68	1,000
10,000	4,800	9.600	438.00	4,500

2 The illustrative Reduction of Investor Base Price of A$1.46 used in the table of examples above is the aggregate of (a) 54.75 pence, being the closing price, from the Daily Official List, for HHG shares on 16 December 2004 (which is the latest practicable date prior to the publication of this Circular); and (b) a premium of 5%; the total being rounded to the nearest whole penny and converted at the prevailing exchange rate between Australian Dollar and Pound Sterling of A$2.57:£1 on 16 December 2004. Please note that this price is illustrative only and the actual Reduction of Investor Base Price may be higher or lower than this illustrative price depending on the Exchange Rate and the average closing price for HHG PLC shares over the 20 business days immediately before the Record Date.

CDI Holders who wish to retain their Remaining Holdings rather than receiving cash as a result of the Reduction of Investor Base proposal should sign and complete the Voting Instruction Form or the Election Form in accordance with the instructions printed on the form and return it to HHG Share Registry at GPO Box 4578, Melbourne, VIC 8060 (in Australia) or Private Bag 92119, Auckland 1020 (in New Zealand), as soon as possible and, in any event, so as to be received, in the case of: (i) a Voting Instruction Form (where CDN is directed to vote on behalf of the CDI Holder), before 7.00 p.m. (Sydney) on 17 February 2005; and (ii) a Voting Instruction Form (where CDN is directed to appoint the CDI Holder or someone else as its proxy) before 7.00 p.m. (Sydney) on 19 February 2005 and (iii) an Election Form, before 5.00 p.m. (Sydney) on 15 April 2005. If you wish to make your Election online via www.hhg.com, the times and dates above apply. CDI Holders who do not return a duly completed Voting Instruction Form or Election Form by the relevant dates and times will receive cash for the fractional entitlements (which would have arisen if CDI Holders held Ordinary Shares rather than CDIs) as a result of the Reduction of Investor Base proposal.

Resolutions

The resolution to consolidate HHG PLC's share capital is conditional upon the cancellation of Ordinary Shares as part of the Return of Cash, as confirmed by the Court, taking effect. The cancellation of shares as part of the Reduction of Investor Base proposal is conditional on (i) the Consolidation taking effect; (ii) Shareholders passing Resolutions 1, 3, 4, 5 and 6 at the EGM; and (iii) the confirmation of the Court.

For the Court to confirm the cancellation of shares as part of the Reduction of Investor Base proposal, the Court must be satisfied that the interests of HHG PLC's creditors will not be prejudiced as a result of the cancellation of shares as part of the Reduction of Investor Base proposal. HHG PLC will take such steps as it is advised are appropriate to deal with the Company's creditors.

The resolution to sub-divide HHG PLC's share capital is conditional on (i) Shareholders passing Resolutions 1, 3, 4 and 6 at the EGM and (ii) either the Court confirming the cancellation of shares as part of the Reduction of Investor Base proposal or, if that has not happened by 19 April 2005 (or such later date as the directors of HHG PLC decide, not being later than 31 October 2005), the Consolidation taking effect.

3. Dealings, Court Confirmations and Despatch of Documents

If you hold CDIs traded in Australia

Assuming that shareholders approve the Proposals, HHG PLC expects that trading in CDIs on the ASX will commence on a deferred settlement /"ex return of capital and Reduction of Investor Base basis" on the day after Court confirmation for the cancellation of shares as part of the Return of Cash proposal is obtained. (As set out in the indicative timetable in Section 1 of this Circular, HHG PLC expects to obtain this court confirmation on 8 April 2005.) This means that purchasers of CDIs on the ASX from this date will not be entitled to receive cash under the Return of Cash proposal or to participate in the Reduction of Investor Base proposal if it is approved by the Court (see Sections 4.B.1 and 4.B.2 of this Circular). Settlement of CDIs traded from this time will be deferred until 29 April 2005 with normal trading of CDIs on the ASX expected to re-commence on 2 May 2005.

CDI Holders selling CDIs on the ASX during this period should ensure that they will, after implementation of the Return of Cash and Reduction of Investor Base proposals, have sufficient CDIs remaining to deliver in settlement of these trades.

Requests by CDI Holders to convert their CDIs into Ordinary Shares will not be processed within two business days of the Record Date until completion of the Return of Cash and Reduction of Investor Base proposals. On the basis of the indicative timetable set out in Section 1 of this Circular, the period during which conversion requests would not be processed would be from 13 April 2005 to 18 April 2005 (inclusive). Requests received during this period will be treated as requests to convert those CDIs remaining after the Return of Cash and Reduction of Investor Base proposals have taken effect.

If the Proposals are implemented, it is expected that cheques for payments due in respect of the cancellation of CDIs as part of the Return of Cash and Reduction of Investor Base proposals will be posted, together with a statement in respect of your CDIs, by no later than 29 April 2005.

If Completion of the Sale has not occurred by 5 April 2005, or if any of the expected dates change, HHG will announce a revised timetable for the Return of Cash and Reduction of Investor Base proposals.

If you hold Ordinary Shares traded on the London Stock Exchange

Assuming that shareholders approve the Proposals and the Court confirms the cancellation of shares as part of the Return of Cash and Reduction of Investor Base proposals, HHG PLC expects that dealings in the Ordinary Shares on the London Stock Exchange will continue until close of business on the Record Date when dealings in the Ordinary Shares and their listing will be suspended. It is expected that conditional dealings in the Ordinary Shares on the London Stock Exchange's market for listed securities will commence at 8:00 a.m. on Monday, 18 April 2005 and that unconditional dealings in the Ordinary Shares (after the consolidation and sub-division as part of the Reduction of Investor Base proposal) will commence at 8:00 a.m. on Tuesday, 19 April 2005 and that admission of the Ordinary Shares to the Official List of the UK Listing Authority will become effective on that date.

If the cancellation of shares as part of the Reduction of Investor Base proposal does not take effect until Tuesday, 19 April 2005, unconditional dealings and admission of the Ordinary Shares to the Official List will instead become effective during the course of Tuesday 19 April 2005.

Application will be made to the UKLA for the Ordinary Shares (after the consolidation and sub-division to be admitted (i) to the Official

List; and (ii) to trading on the London Stock Exchange's market for listed securities. The Ordinary Shares following the consolidation and sub-division will be registered, may be held in certificated or uncertificated form, and be held and transferred by means of CREST.

HHG PLC expects that settlement of dealings in CREST in the Ordinary Shares will continue until close of business on the Record Date, when the Ordinary Shares will be disabled. It expects that settlement of dealings in CREST in the Ordinary Shares (after the consolidation and sub-division) will commence on Tuesday, 19 April 2005.

If the proposals are implemented, it is expected that cheques for payments due in respect of the cancellation of shares as part of the Return of Cash and Reduction of Investor Base proposals will be posted to holders of certificated Ordinary Shares, together with a definitive share certificate for the number of Ordinary Shares then held, by no later than 29 April 2005. Certificates for existing Ordinary Shares will no longer be valid and shareholders should destroy their existing share certificates when they receive their new share certificate. The new share certificates and cheques will be sent by pre-paid first class post at the risk of the relevant shareholder concerned to the registered address of that shareholder (or, in the case of joint holders, to the one whose name appears first in the register of members).

No transfers of certificated Ordinary Shares will be registered between the Record Date and the date when unconditional dealings in the Ordinary Shares begin (expected to be 19 April 2005). Until a shareholder of certificated Ordinary Shares receives a new share certificate, transfers of Ordinary Shares will be certified against the register.

Requests by Ordinary Shareholders to convert their Ordinary Shares into CDIs will not be processed within two business days of the Record Date until completion of the Return of Cash and Reduction of Investor Base proposals. On the basis of the indicative timetable set out in Section 1 of this Circular, the period during which conversion requests would not be processed would be from 13 April 2005 to 18 April 2005 (inclusive). Requests received during this period will be treated as requests to convert those Ordinary Shares remaining after the Return of Cash and Reduction of Investor Base proposals have taken effect.

For Ordinary Shareholders who hold their Ordinary Shares in uncertificated form, if the Proposals are implemented, it is expected that their CREST accounts will be credited with the number of Ordinary Shares then held on 19 April 2005 and that cash will be credited to their account by no later than 29 April 2005. The Ordinary Shares will be disabled at the Record Date in CREST and are expected to be enabled on 19 April 2005.

If Completion of the Sale has not occurred by 5 April 2005, or if any of the expected dates change, HHG PLC will announce a revised timetable for the Return of Cash and Reduction of Investor Base proposals.

4. Summary explanation of Shareholder Resolutions to be put to the EGM in respect of the Return of Cash and the Reduction of Investor Base proposals

You will find the notice of the EGM to approve the sale of Life Services, the Return of Cash proposal, the Reduction of Investor Base proposal and certain other business in Section 8 of this Circular. Information about the shareholder resolutions relating to the Sale and change of name of HHG PLC appears in Section 4.A.4 of this Circular.

Resolution 3: Return of Cash

This special resolution is conditional on the Sale of Life Services being completed and sets out the mechanics for the Return of Cash proposal. If this special resolution is passed by the Shareholders in the EGM, it will only take effect once it has been confirmed by the Court and the Court order confirming the reduction has been filed with the Registrar of Companies. The references below are to paragraphs of Resolution 3:

(a) this paragraph proposes to reduce part of HHG PLC's share premium account;

(b) this paragraph proposes to cancel 52 out of every 100 Ordinary Shares in issue at the close of business on the last business day preceding the date on which the Court confirms the cancellation, on the basis that 52 out of every 100 Ordinary Shares held by each Shareholder (which includes Ordinary Shares held by CDN on behalf of CDI Holders) at the close of business on the Record Date (and so in proportion for any greater or smaller number) will be so cancelled:

   (i) this sub paragraph provides that no fraction of an Ordinary Share will be cancelled and gives the directors of HHG PLC a discretion to round the number of Ordinary Shares to be cancelled up or down to the nearest whole number;

   (ii) this sub paragraph allows Ordinary Shares held by Computershare Clearing Pty Limited to be cancelled at a ratio different from 52 out of every 100 so that the aggregate number of Ordinary Shares for all other Shareholders, when taken with the number of Ordinary Shares held by Computershare Clearing Pty Limited which are cancelled, equals the number of Ordinary Shares to be cancelled as approved by the Court;

   (iii) this sub paragraph provides that the proceeds arising from the cancellation of the share premium account and the Ordinary Shares will be repaid to each Shareholder at 55 pence for each Ordinary Share cancelled;

(c) this paragraph enables the Reduction of Investor Base proposal to proceed without involving a variation of class rights requiring a separate consent of affected shareholders.

Resolution 4: Consolidation

This ordinary resolution sets out the mechanics for the proposed Consolidation and is conditional on the passing of Resolutions 5 and 6 and on the Return of Cash proposal (proposed in Resolution 3) taking effect. It provides that, for each holding of Ordinary Shares (which includes Ordinary Shares held by CDN on behalf of CDI

Holders) shown in HHG PLC's register of members at midnight on the second day after Resolution 3 takes effect, every 500 Ordinary Shares be consolidated into 1 Consolidated Share.

The references below are to paragraphs of Resolution 4:

(a) this paragraph sets out the mechanics for the Shareholders who elect to retain their Remaining Holding. It proposes that all fractional entitlements resulting from the consolidation of the Ordinary Shares held by Shareholders who have made an Election be consolidated into as many whole Consolidated Shares as possible. If there are any remaining fractional entitlements which cannot be consolidated into a whole Consolidated Share, a Non-Cancellation Special Share will be created from those fractions. The Non-Cancellation Special Share will carry an entitlement to participate in the profits or assets of HHG PLC on a pro-rata basis (based on the nominal value of the share compared to £50) and will confer a right to attend and vote at any of HHG PLC's general meetings;

(b) this paragraph sets out the mechanics for the Shareholders who do *not* make an Election. It proposes that all fractional entitlements resulting from the consolidation of the Ordinary Shares held by Shareholders who have not made an Election be consolidated into as many whole Consolidated Shares as possible. If there are any remaining fractional entitlements which cannot be consolidated into a whole Consolidated Share, a Cancellation Special Share will be created from those fractions. The Cancellation Special Share will carry an entitlement to participate in the profits or assets of HHG PLC on a pro-rata basis (based on the nominal value of the share compared to £50) and will confer a right to attend and vote at any of HHG PLC's general meetings.

Resolution 5: Cancellation of Shares as part of the Reduction of Investor Base Proposal

This special resolution is conditional on the Consolidation (proposed in Resolution 4) taking effect and sets out the mechanics to deal with the cancellation of the fractional entitlements arising from the proposed Consolidation. This special resolution also sets out the mechanics to ensure that the CDI Holders are, as far as possible, treated in the Reduction of Investor Base proposal in the same way as if they were Shareholders. If this special resolution is passed by the Shareholders at the EGM, it will only take effect if it is confirmed by the Court and the Court order confirming the reduction is filed with the Registrar of Companies. The references below are to paragraphs of Resolution 5:

(a) this paragraph provides that part of HHG PLC's share premium account and the Consolidated Shares (representing the aggregated fractional entitlements arising from consolidating the Ordinary Shares of Shareholders who have *not* made an Election) be cancelled. The proceeds arising from the cancellation will be paid in due proportion to the relevant Shareholders on the basis of the Reduction of Investor Base Price per Ordinary Share.

(b) this paragraph provides that, if a Cancellation Special Share is created on the Consolidation (proposed in Resolution 4) taking effect, part of HHG PLC's share premium account and the Cancellation Special Share be cancelled. The proceeds arising from the cancellation will be paid in due proportion to the relevant Shareholders on the basis of the Reduction of Investor Base Price per Ordinary Share.

(c) this paragraph provides that part of HHG PLC's share premium account and a number of Consolidated Shares held by CDN, following the Consolidation (proposed in Resolution 4) taking effect, be cancelled. The number of Consolidated Shares held by CDN to be cancelled is intended to put CDI Holders in the same position as Shareholders (as if they held Ordinary Shares instead of CDIs), taking account of any Elections by CDI Holders. The proceeds arising from the cancellation will be paid in due proportion to the relevant CDI Holders on the basis of the Australian Dollar (or, as the case may be, the New Zealand Dollar) equivalent of the Reduction of Investor Base Price (determined by reference to the Exchange Rate) per CDI.

(d) this paragraph sets out various definitions used in the Resolution.

Resolution 6: Sub-division

This ordinary resolution is conditional on either the cancellation of shares as part of the Reduction of Investor Base proposal (proposed in Resolution 5), as confirmed by the Court, taking effect or if that reduction has not taken effect by 19 April 2005 (or such later date as the directors of HHG PLC decide, not being later than 31 October 2005), on the Consolidation (proposed in Resolution 4) taking effect.

Paragraphs (a) and (b) of Resolution 6 provide that each Consolidated Share (including the Consolidated Shares representing the aggregated fractional entitlements of Shareholders who have made an Election), together with any related Non-Cancellation Special Share, will be sub-divided into ordinary shares of 10 pence each. This will ensure, amongst other things, that Shareholders and CDI Holders who have made an Election will in effect retain the respective holdings of Ordinary Shares (of 10 pence each) or CDIs that they hold *after* the Return of Cash proposal takes effect.

If the cancellation of shares as part of the Reduction of Investor Base proposal does not take effect on or before 19 April 2005 (or such later date not being later than 31 October 2005 as the directors may determine), each Consolidated Share, any Non-Cancellation Special Share and any Cancellation Special Share, will be sub-divided into ordinary shares of 10 pence each. This will ensure that all Shareholders and CDI Holders will in effect retain the respective holdings of Ordinary Shares (of 10 pence each) or CDIs that they hold *after* the Return of Cash proposal takes effect.

Recommendation from the Board

The Board considers the Proposals to be in the best interests of shareholders as a whole. We unanimously recommend that shareholders vote in favour of all Resolutions relating to the Proposals at the Extraordinary General Meeting.

The Directors intend to vote in favour of all Resolutions in respect of their own beneficial shareholdings which, in aggregate, amount to 1,191,794 Ordinary Shares representing approximately 0.04% of the entire issued share capital of HHG PLC.

C. Further information regarding voting on the Resolutions

I. Minimum Majority Required

The table below sets out, in summary form, the subject matter and type of each of the Resolutions and the minimum majority required for each of the Resolutions to be passed at the EGM.

Resolution Number	Subject Matter	Type of resolution	Minimum majority required for resolution to be passed at the EGM[1] (%)
1	**Sale** of Life Services	Ordinary	50
2	Change of **name** to Henderson Group plc	Special	75
3	Cancellation of shares (and share premium account) as part of the **Return of Cash** proposal	Special	75
4	**Consolidation** of shares as part of the **Reduction of Investor Base** proposal	Ordinary	50
5	**Cancellation** of shares (and share premium account) as part of the **Reduction of Investor Base** proposal	Special	75
6	**Sub-division** of shares as part of the **Reduction of Investor Base** proposal	Ordinary	50

1 Note that, in accordance with the articles of association of HHG, for (a) an ordinary resolution to be passed, 50% of those voting must vote in favour of the resolution (unless a poll is demanded, in which case, 50% of the votes cast must support the resolution); and (b) a special resolution to be passed, 75% of the votes cast must support the resolution.

II. Voting

If you want to vote in favour of a particular resolution, the table below sets out in summary form, which other resolutions you should also vote in favour of in order to ensure that all the necessary shareholder approvals are obtained to give effect to the resolution.

Resolution Number	Subject Matter	Action to be taken
1	**Sale** of Life Services	If you vote in favour of Resolution **1**, you may but need not vote in favour of the other resolutions.
2	Change of **name** to Henderson Group plc	If you vote in favour of Resolution **2**, you (a) should vote in favour of Resolution **1** as well, as Resolution **2** is conditional on Completion of the Sale; and (b) may but need not vote in favour of the other resolutions.
3	**Cancellation** of shares (and share premium account) as part of the **Return of Cash** proposal	If you vote in favour of Resolution **3**, you (a) should vote in favour of Resolution **1** as well, as Resolution **3** is conditional on Completion of the Sale; and (b) may but need not vote in favour of the other resolutions.
4	**Consolidation** of shares as part of the **Reduction of Investor Base** proposal	If you vote in favour of Resolution **4**, you (a) should vote in favour of Resolutions **1**, **3**, **5** and **6** as well, as Resolution **4** is conditional on Resolution **3** taking effect and the passing of Resolutions **5** and **6**; and (b) may but need not vote in favour of Resolution **2**.
5	**Cancellation** of shares (and share premium account) as part of the **Reduction of Investor Base** proposal	If you vote in favour of Resolution **5**, you (a) should vote in favour of Resolutions **1**, **3**, **4** and **6** as well, as Resolution **5** is conditional on Resolution **4** taking effect; and (b) may but need not vote in favour of Resolution **2**.
6	**Sub-division** of shares as part of the **Reduction of Investor Base** proposal	If you vote in favour of Resolution **6**, you (a) should vote in favour of Resolutions **1**, **3**, and **4** as well, as Resolution **6** is conditional on (i) Resolution **5** taking effect; or (ii) if Resolution **5** has not taken effect on or before 19 April 2005 (or such later date not being later than 31 October 2005 as the directors may determine), Resolution **4** taking effect; and (b) may but need not vote in favour of Resolutions **2** and **5**.

Section 5
Information about tax

A. UK Taxation
B. Australian Taxation
C. New Zealand Taxation

A. UK Taxation

The following is a general description of certain UK tax considerations relating to the Return of Cash proposal, the Consolidation, the cancellation of shares as part of the Reduction of Investor Base proposal, and the Sub-division. The description is based on current law and published Inland Revenue practice in the UK as at the date of this Circular. It does not purport to be a complete analysis of all tax considerations relating to the Ordinary Shares, the Return of Cash proposal, the Consolidation, the Reduction of Investor Base proposal or the Sub-division. It only relates to the position of Shareholders who are resident in the UK for tax purposes, who hold their Ordinary Shares beneficially as an investment (other than under a personal equity plan or an individual savings account), who are not connected with HHG PLC, and who have not acquired their Ordinary Shares by reason of an office or employment. It does not consider the position of CDI Holders. The comments below may not apply to certain classes of taxpayer, such as dealers.

Shareholders who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice without delay.

(a) The Return of Cash proposal

(i) Division into capital and income elements

The payment received by Shareholders in respect of the cancellation of their Ordinary Shares under the Return of Cash proposal would ordinarily be divided for tax purposes into two parts: a capital element; and an income element equal to the remainder of the payment under the Return of Cash proposal. The capital element should be taxed by reference to the taxation of chargeable gains, while any income element should be taxed by reference to the taxation of income.

The Inland Revenue have confirmed that they will accept, in assessing the tax liability of a UK individual, that the capital element may be calculated by reference to the average of the total new consideration received by HHG PLC in respect of all of the Ordinary Shares in issue. HHG PLC considers that the average of such consideration should be approximately 58 pence per Ordinary Share. However, the Inland Revenue is not prepared to confirm or reject this calculation of that new consideration on the basis that that to do so would go beyond their general practice. The Inland Revenue have confirmed that an Ordinary Shareholder may choose to calculate the capital element by reference to the history of that Ordinary Shareholder's own holding.

On the basis that the capital element for an Ordinary Shareholder (whether calculated by way of the general averaging or by way of the history of the Ordinary Shareholder's own holding) is equal to or greater than the amount per Ordinary Share paid under the Return of Cash proposal, the income element would be nil and only section (ii) below should be relevant. If the Ordinary Shareholder receives an amount per Ordinary Share under the Return of Cash proposal that exceeds the Ordinary Shareholder's capital element, the excess received will be the income element and both (ii) and (iii) below should be relevant.

(ii) Taxation of chargeable gains

Shareholders may be liable to UK taxation on chargeable gains ("CGT") on the capital element of the payment to them on cancellation of their Ordinary Shares under the Return of Cash proposal. The amount of any gain, and any tax liability, will depend on the individual circumstances of the Shareholder concerned.

Generally, only Shareholders who are resident or ordinarily resident in the UK, or who carry on a trade, profession or vocation in the UK (in the case of individuals) through a branch or agency or (in the case of corporate shareholders) a permanent establishment to which the Ordinary Shares are attributable, will be within the charge to CGT. There are special rules, however, for individuals who are temporarily non-UK resident.

Shareholders who received shares in AMP on the demutualisation of AMP Society, in respect of which they received Ordinary Shares issued in exchange for their shares in AMP Limited which were cancelled on the subsequent demerger of HHG PLC from AMP Limited, will not have any base cost in those Ordinary Shares. If the capital element of the payment received by the Shareholder is "small" compared with the value of their holding of Ordinary Shares, the Shareholder will normally be treated as not having made a part disposal. The payment would instead be deducted from the base cost of that holding. The Inland Revenue generally take "small" to mean 5% or less of the value of the relevant holding, or £3,000 or less. However, the Inland Revenue will not require this treatment if the taxpayer would prefer to treat a small capital distribution as a disposal.

Generally however:

- the income element (dealt with below) will be ignored for CGT purposes;
- subject to the comments above, the capital element in respect of the Ordinary Shares cancelled will be treated as

arising from a part disposal of their holding of Ordinary Shares, which may give rise to CGT. Corporate shareholders are taxable on all of their chargeable gains with relief available for indexation allowances and incidental costs of sale. An individual Shareholder will not have a liability to CGT on cancellation of his or her Ordinary Shares if the chargeable gain (as reduced by applicable taper relief) when aggregated with other realised chargeable gains in the relevant year of assessment, does not exceed the annual CGT allowance. Taper relief may be available for Shareholders who are individuals. The annual CGT allowance for the tax year to 5 April 2005 is £8,200; and
- to the extent that Ordinary Shares are retained rather than cancelled, their holder will not be treated as disposing of them for CGT purposes.

Shareholders' attention is also specifically drawn to section (e) below (Anti-avoidance provisions).

(iii) Taxation of income element
The income element will be regarded as a distribution made by HHG PLC.

No tax will be withheld from such payment by HHG PLC.

UK resident corporate Shareholders will generally not be subject to corporation tax on the income element of the payment made to them on cancellation of Ordinary Shares under the Return of Cash proposal.

Shareholders who are individuals resident in the UK will generally be liable to income tax on the income element of such payment, but will be entitled to a tax credit. The taxable amount will be the sum of the income element and the tax credit (together, the "grossed up income element"), which will be regarded as the top slice of that Shareholder's income. The value of the tax credit will be equal to 10% of the grossed up income element. A UK resident individual who is liable to income tax at only the starting rate of 10% in the tax year to 5 April 2005 or the basic rate of 22% in the tax year to 5 April 2005 will have no further tax to pay on the income element. A UK resident individual who is not liable to tax in respect of the income element will generally not be entitled to repayment of the tax credit. A UK resident individual who is liable to income tax at the higher rate will be subject to income tax on the grossed up income element at the Schedule F upper rate (for the tax year to 5 April 2005 of 32.5%), but will be able to set the tax credit against part of that liability, thereby reducing the tax liability to 22.5% of the grossed up income element (or 25% of the income element) at the rates for the tax year to 5 April 2005.

(iv) Stamp duty and stamp duty reserve tax
No stamp duty or stamp duty reserve tax will be payable by Shareholders on the cancellation of the Ordinary Shares.

(b) The Consolidation
The Inland Revenue have confirmed that, for CGT purposes, the Consolidation, the Reduction of Investor Base proposal and the Sub-division will be treated as a reorganisation of HHG PLC's share capital. Accordingly, a Shareholder should not in practice be treated as making a disposal of all or part of its existing holding of Ordinary Shares by reason of the Consolidation being implemented, and the Consolidated Shares or fractional entitlements to a Consolidated Share which replace the Shareholder's existing holding of Ordinary Shares as a result of the Consolidation should in practice be treated as the same asset acquired at the same time as the Shareholder's existing holding of Ordinary Shares was acquired.

No stamp duty or stamp duty reserve tax will be payable in respect of the Consolidated Shares, Special Shares or Non-Cancellation Special Shares received by Shareholders pursuant to the Consolidation.

(c) The Reduction of Investor Base proposal
As with the cancellation of the Ordinary Shares under the Return of Cash proposal in (a) above, the payment received by Shareholders in respect of the cancellation of their fractional entitlements to a Consolidated Share will be divided for tax purposes into a capital element and an income element. Please refer to section (a) above for information as to the capital and income element and for details of the anticipated tax treatment of the cancellation.

Shareholders' attention is again specifically drawn to section (e) below (Anti-avoidance provisions).

No stamp duty or stamp duty reserve tax will be payable by Shareholders on the cancellation of the fractional entitlements to a Consolidated Share.

(d) The Sub-division
As noted above, the Inland Revenue have confirmed that the Consolidation, the Reduction of Investor Base proposal and the Sub-division should constitute a reorganisation of HHG PLC's share capital. Shareholders should not be treated, by virtue of the receipt of resulting Ordinary Shares pursuant to the Sub-division, as making a disposal or part disposal for CGT purposes of their Consolidated Shares or fractional entitlements to a Consolidated Share which have not been cancelled under the Reduction of Investor Base proposal. On this basis Shareholders should not incur any CGT liability in respect of the Sub-division and the resulting Ordinary Shares should be treated as acquired when the original Ordinary Shares were acquired. The base cost a Shareholder has in its original Ordinary Shares should be apportioned to the resulting Ordinary Shares to the extent not taken into account on the disposal pursuant to the Return of Cash proposal.

(e) Anti-avoidance provisions
Shareholders should be aware of an anti-avoidance provision, section 703 of the Income and Corporation Taxes Act 1988, which the Inland Revenue may seek to apply where a person obtains a tax advantage in consequence of a "transaction in securities". Were the Inland Revenue to seek to apply section 703 in respect of the Return of Cash proposal or the Reduction of Investor Base proposal, the effect may be to tax amounts received in accordance with either of the steps, or a proportion, or further proportion, as the case may be, of such amounts, as income rather than capital. For any particular Shareholder, the Inland Revenue would have to establish that all the conditions of section 703 were satisfied before it could be invoked and, at that stage, it would be open to the Shareholder to demonstrate that the relevant transaction or transactions had been carried out for bona fide commercial reasons or in the ordinary course of making or managing investments and that the avoidance of tax had not been a main object of the relevant transaction or transactions (the "motive test"). If the motive test were satisfied, section 703 would not apply.

Shareholders who are in any doubt about the applicability of this or other anti-avoidance provisions to their particular circumstances are advised to consult their own professional advisers immediately regarding their tax position.

B. Australian Taxation

The following is a summary of the Australian tax consequences of the Return of Cash proposal, the Consolidation, the Reduction of Investor Base proposal and the Sub-division for Australian resident CDI Holders ("Australian CDI Holders"). The summary below is based on current law and the published practice of the Australian Taxation Office ("ATO") as at the date of this Circular.

The comments below apply to Australian CDI Holders that hold interests in Ordinary Shares through CDN. The Australian tax consequences should be the same for Australian resident Shareholders that hold Ordinary Shares traded on the London Stock Exchange.

The summary does not represent a complete analysis of all the potential Australian tax consequences. The summary only covers the Australian tax consequences for Australian CDI Holders that hold CDIs on capital account. It does not apply to Australian CDI Holders that hold their CDIs as trading stock or revenue assets. Nor does it apply to Australian CDI Holders that hold 10% or more of the CDIs in issue. Australian CDI Holders should seek their own professional advice as to the Australian tax consequences for them.

Where payments under the proposals are received in Pounds Sterling rather than Australian Dollars, a foreign exchange gain or loss may arise. This should only apply to Australian resident Shareholders that hold Ordinary Shares traded on the London Stock Exchange, who should seek their own advice in this regard.

(a) The Return of Cash proposal

No part of the payment received by Australian CDI Holders in respect of the cancellation of their CDIs is expected to be treated as a dividend for Australian tax purposes. HHG PLC is seeking confirmation from the ATO that the Return of Cash proposal will be treated as a return of capital rather than a dividend. Once obtained, the confirmation will be published on HHG PLC's website (www.hhg.com).

A capital gain or loss will be realised in respect of each CDI cancelled as a result of the Return of Cash proposal. Australian CDI Holders may be able to select which of their CDIs are cancelled under the Return of Cash proposal if their CDIs are capable of being individually identified by reference to appropriately maintained records. If Australian CDI Holders cannot identify their individual CDIs, then those CDIs that have been held the longest will be deemed to have been cancelled first. This will impact on the amount of any capital gain or loss realised in respect of the Return of Cash proposal.

A capital gain will be realised upon the cancellation of a CDI if the cash payment for the cancelled CDI is greater than the cost base of the cancelled CDI. Australian CDI Holders may have different cost bases depending upon when they acquired CDIs and the price paid for the CDIs. The first element of the cost base (and reduced cost base) of those CDIs acquired under the demerger of HHG PLC from AMP Limited is A$1.73 per CDI.

Australian CDI Holders that are individuals, trusts or complying superannuation funds and that have held their CDIs for more than 12 months prior to the cancellation of these CDIs under the Return of Cash proposal may be entitled to claim discounted CGT treatment in respect of those CDIs in respect of which they realise a capital gain.

A capital loss will be realised upon the cancellation of a CDI if the payment received is less than the reduced cost base of the CDI. Any capital loss realised by an Australian CDI Holder on the cancellation of their CDIs may be offset against capital gains realised in the same income year. Alternatively, such capital losses may offset capital gains in future years. Australian CDI Holders, other than individuals, have to satisfy legislative tests before they can use the capital losses. Capital losses cannot be used to offset assessable income.

There may be further insignificant tax consequences where the number of Ordinary Shares held by the CDN in aggregate in respect of all CDI Holders which are cancelled under the Return of Cash proposal is greater than the number of Ordinary Shares that would have been cancelled if the CDI Holders held Ordinary Shares instead of CDIs. HHG PLC is seeking confirmation of the tax consequences from the ATO in the event this arises and will publish any such guidance on its website once received.

(b) The Consolidation

It is expected that the Consolidation will be regarded as a reorganisation of HHG PLC's share capital without changing the beneficial ownership of each Australian CDI Holder in HHG PLC.

Australian CDI Holders should not be treated as having disposed of their CDIs as a result of the Consolidation. Accordingly, no capital gain or capital loss should be realised in respect of the Consolidation.

The CDIs relating to the Consolidated Shares and fractional entitlements to Consolidated Shares arising as a result of the Consolidation will have the same date of acquisition as the original Ordinary Shares to which they relate. The cost base of the CDIs relating to the Consolidated Shares and fractional entitlements to Consolidated Shares will be the aggregate of the cost bases of the original CDIs to which they relate.

(c) The Reduction of Investor Base proposal

No part of the payment received by Australian CDI Holders in respect of the cancellation of their fractional entitlements to a Consolidated Share is expected to be regarded as a dividend for Australian tax purposes. As part of the confirmation request referred to above, HHG PLC is asking the ATO to confirm that the Reduction of Investor Base proposal will be treated as a return of capital rather than a dividend.

CDI Holders can elect out of the Reduction of Investor Base proposal. Where such election is made, there should be no Australian tax consequences under this step. Where such election is not made, the Australian tax consequences of the Reduction of Investor Base proposal will be similar to those outlined at (a) above.

Australian CDI Holders will recognise a capital gain or loss upon cancellation of the CDIs relating to their fractional entitlements to Consolidated Shares. This will be determined by comparing the payment received for such cancellation against the cost base of the CDIs relating to the fractional entitlements to Consolidated Shares.

If, after the Return of Cash and Reduction of Investor Base proposals, an Australian CDI Holder has no remaining CDIs, the net capital gain or loss should equal the difference between the total cash received from HHG PLC and the sum of the cost bases of the CDIs immediately before the proposals are implemented.

(d) The Sub-division

The Sub-division should be treated as a reorganisation of HHG PLC's capital without changing the beneficial ownership of each Australian CDI Holder in HHG PLC.

Australian CDI Holders should not be treated as having disposed of CDIs relating to the Consolidated Shares or the fractional entitlements to Consolidated Shares as a result of the Sub-division. Accordingly, no capital gain or loss should be recognised upon the Sub-division.

The CDIs held by each Australian CDI Holder after the Sub-division should have the same cost base and the same date of acquisition for Australian tax purposes as those CDIs that the Australian CDI Holder held immediately after the Return of Cash proposal and before the Consolidation.

(e) Application of Foreign Investment Fund provisions to Henderson Group

The Australian tax legislation includes Foreign Investment Fund ("FIF") provisions which apply to Australian residents that hold interests in foreign companies. Where these provisions apply, Australian CDI Holders may be required to include an amount in their assessable income without actually receiving dividends from Henderson Group. However, there are several exemptions from the FIF provisions that could apply.

One exemption will apply to Australian CDI Holders that are individuals (other than in the capacity of a trustee) if their aggregate value of shares in foreign companies at 30 June each year is less than A$50,000. The relevant value of the shares in foreign companies, including Henderson Group, will be the greater of the cost or market value at 30 June each year.

A second exemption from the FIF rules may also apply, by virtue of the ASX classification of the CDIs. The FIF provisions should not apply on the basis of the expected reclassification of Henderson Group on the ASX to Asset Management and Custody Banks. Australian CDI Holders will need to satisfy themselves at the end of each income year that this exemption is available based upon the classification of Henderson Group on the ASX at that time.

Australians holding Ordinary Shares traded on the London Stock Exchange may be able to satisfy other exemptions from the FIF rules. They should seek their own advice in this regard.

C. New Zealand Taxation

The following is a summary of the New Zealand tax consequences of the Return of Cash proposal, the Consolidation, the Reduction of Investor Base proposal, and the Sub-division for New Zealand resident CDI Holders ("NZ CDI Holders"). The summary below is based on current law and published practice of the New Zealand Inland Revenue Department ("IRD") as at the date of this Circular.

The comments below apply to NZ CDI Holders that hold interests in Ordinary Shares through CDN. The New Zealand tax consequences should apply equally to New Zealand resident Shareholders that hold Ordinary Shares directly rather than through CDN.

The summary below only applies to NZ CDI Holders who hold their CDIs on capital account. It may not apply to certain classes of shareholder, such as dealers and those who acquired CDIs with the purpose of sale. NZ CDI Holders who are in any doubt about the applicability of the New Zealand tax requirements to their particular circumstances should consult their own professional advisers.

HHG PLC has approached the IRD in relation to the tax effects of these transactions. It is likely that the IRD, once they have examined the Proposals, will issue a statement which will be posted on the IRD's website (www.ird.govt.nz) and also on HHG PLC's website (www.hhg.com) when it is available.

(a) The Return of Cash Proposal

No part of the payment received by a NZ CDI Holder for the cancellation of their CDIs is expected to be subject to New Zealand income tax.

(b) The Consolidation

It is expected that the Consolidation should be regarded by the IRD as a reorganisation of HHG PLC's share capital without changing the beneficial ownership of each NZ CDI Holder in HHG PLC. Accordingly, a NZ CDI Holder should not be treated as making a disposal of all or part of their existing holding of CDIs by reason of the Consolidation.

On this basis there should be no New Zealand tax implications arising to NZ CDI Holders from the Consolidation.

(c) The Reduction of Investor Base proposal

The tax treatment of the payment received by a NZ CDI Holder in respect of the cancellation of their fractional entitlement to a Consolidated Share will depend upon the proportion that their cancelled fractional entitlement bears to their total CDIs prior to the cancellation. For these purposes, a NZ CDI Holder's total CDIs includes the CDIs of certain associated parties, such as a spouse.

For a NZ CDI Holder whose cancelled fractional entitlement represents **15% or more** of their total CDIs, no part of the payment received for the cancellation of their fractional entitlements is expected to be subject to New Zealand income tax.

For a NZ CDI Holder whose cancelled fractional entitlement represents **less than 15%** of their total CDIs, the payment is expected to give rise to a New Zealand tax liability for the relevant NZ CDI Holder under the dividend rules.

A CDI Holder can elect out of the Reduction of Investor Base proposal. Where such election is made, there should be no New Zealand tax implications arising to a CDI Holder from the Reduction of Investor Base proposal.

(d) The Sub-division

It is expected that the Sub-division should be regarded by the IRD as a reorganisation of HHG PLC's share capital without changing the beneficial ownership of each NZ CDI Holder in HHG PLC.

On this basis, there should be no New Zealand tax implications arising to a NZ CDI Holder from the Sub-division.

Section 6
Additional Information

1. Directors' responsibility

The Directors of HHG PLC, whose names are set out in paragraph 2 below, accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

The names and principal functions of the Directors are set out below:

Sir Malcolm Bates, Non-Executive Chairman
Gerry Aherne, Non-Executive Director
Peter Costain, Non-Executive Director
Duncan Ferguson, Non-Executive Director
Toby Hiscock, Chief Financial Officer
Anthony Hotson, Non-Executive Director
Ian Laughlin, Managing Director Life Services
Rupert Pennant-Rea, Non-Executive Director
John Roques, Non-Executive Director
Sir William Wells, Non-Executive Director
Roger Yates, Chief Executive

3. Directors' and others interests

(a) As at 21 December 2004 (being the latest practicable date prior to the publication of this Circular), the interests (all of which are beneficial unless otherwise stated) of the Directors and their immediate families in the issued share capital of HHG PLC which have been notified by each Director to HHG PLC pursuant to section 324 or section 328 of the Companies Act or which are required pursuant to section 325 of the Companies Act to be entered in the register maintained by HHG PLC or which are interests of a person connected (within the meaning of section 346 of the Companies Act) with a Director and which would be required to be disclosed as aforementioned if the connected person were a Director and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

	Number of Ordinary Shares[3]	**Number of Options**
Sir Malcolm Bates	107,649	Nil
Gerry Aherne	50,000	Nil
Peter Costain	102,431	Nil
Duncan Ferguson	25,000	Nil
Toby Hiscock	70,954	1,052,170[1] 22,656[2]
Anthony Hotson	45,700	Nil
Ian Laughlin	60,291	964,489[1] 22,656[2]
Rupert Pennant-Rea	Nil	Nil
John Roques	25,000	Nil
Sir William Wells	104,077	Nil
Roger Yates	600,692	3,288,031[1] 22,656[2]

Notes:
1 Held under HHG PLC Long Term Incentive Plan
2 Held under HHG PLC Sharesave Scheme
3 The percentage of the issued share capital of HHG PLC held by each of the Directors is de minimis

Save as disclosed above, no Director nor any person connected (within the meaning of section 346 of the Companies Act) with a Director has any interests in the share capital of HHG PLC or any of its subsidiaries.

(b) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of the HHG Group and which was effected by HHG PLC during the current financial year or that ended 31 December 2003 or which was effected by HHG PLC during an earlier financial year and remains in any respect outstanding or unperformed.

4. Substantial shareholders

As at 21 December 2004 (being the latest practicable date prior to the publication of this Circular) in so far as is known to the Company, the only persons other than a Director who, directly or indirectly, are interested in 3% or more of the issued share capital of the Company are as follows:

Shareholder	Number of Ordinary Shares	Percentage of issued share capital
AMP Limited and its related bodies corporate	342,930,210	12.65
Perpetual Trustees Australia Limited	303,574,020	11.20
Aviva plc	86,029,531	3.17
Legal & General Group plc	81,487,839	3.01

5. Directors' service agreements and emoluments

Information about existing or proposed service contracts between any Director and HHG PLC was published in HHG PLC's listing particulars issued on 23 November 2003.

Since that date, John Roques, Duncan Ferguson, Gerald Aherne and Rupert Pennant-Rea have been appointed as Non-Executive Directors of HHG PLC. Each of these Non-Executive Directors has been issued with a letter of appointment. The appointments are subject to the provisions of HHG PLC's articles of association. Either party may terminate the appointment at any time by giving one month's written notice.

Each Non-Executive Director is paid annual fees of £40,000 other than for the Chairman who is paid £150,000 and is entitled to reimbursement of reasonable expenses. HHG PLC has provided a Deed of Indemnity, Access and Insurance to these Non-Executive Directors. This Deed indemnifies them against claims brought by third parties to the extent permitted by law, provides a right of access to Board papers for the purpose of defending legal claims for six years after ceasing to hold office and obliges HHG PLC to maintain directors and officers' liability insurance cover for these Directors, except to the extent that the Board of Directors of the Company considers that it would be unreasonable to do so.

Duncan Ferguson is entitled to additional fees of £7,500 per annum as Chairman of London Life. He is also entitled to fees of £500 per half day and £1,000 per whole day for attendance at meetings of various subsidiary company boards of which he is a director, and at meetings of the Pearl Board Investment Committee and the Individual Capital Assessment Committee for the HHG insurance subsidiaries of which he is a committee member, where such attendance is required on days other than HHG PLC Board meeting days.

John Roques is entitled to additional fees of £5,000 per annum as Chairman of the HHG PLC Audit Committee and £2,500 per annum as Chairman of the Henderson Board Audit Committee. He is also entitled to fees of £500 per half day and £1,000 per whole day for attendance at the meetings of the boards of Towry Law plc and Henderson Global Investors (Holdings) plc of which he is a director, where such attendance is required on days other than HHG PLC Board meeting days.

Anthony Hotson's appointment letter has been varied to confirm the cessation of his appointment as Chairman of London Life with the corresponding reduction in fees. He is also entitled to fees of £500 per half day and £1,000 per whole day for attendance at meetings of various subsidiary company boards and committees of which he is a director/committee member.

Sir William Wells' appointment letter has been varied to confirm that he will remain as a Non-Executive Director until a date on or before the 2005 AGM and his appointment as Senior Independent Director from 25 March 2004 with additional fees of £5,000 per annum.

Peter Costain's appointment letter has been varied to confirm that he will remain as a Non-Executive Director until 28 February 2005 and to confirm the cessation of his appointment as Chairman of the HHG Board Audit Committee with the corresponding reduction in fees.

Rupert Pennant-Rea's appointment letter provides for him to be appointed as Non-Executive Chairman of HHG PLC with effect from 1 March 2005. As Non-Executive Chairman, his fees will increase to £150,000 per annum (inclusive of all other fees as a director or officer). Sir Malcolm Bates' appointment letter has been varied to provide for him to remain as Non-Executive Chairman until 28 February 2005.

Ian Laughlin is employed as Managing Director Life Services under the terms of a service agreement with HHG PLC which took effect from the date of the demerger of HHG PLC from AMP in December 2003. A summary of the terms of Mr Laughlin's service agreement with HHG PLC was published in the 2003 listing particulars.

Ian Laughlin has agreed to resign as a director of HHG PLC with effect from and conditional on Completion of the Sale. In connection with the Sale, Mr Laughlin has entered into a new service agreement with the Service Company which will supersede his existing service agreement with HHG PLC, conditional on and with effect from immediately before Completion of the Sale. Except for the change of employer, the new service agreement is substantially the same as Mr Laughlin's existing service agreement with HHG PLC, save that (i) Mr Laughlin will be entitled to receive a cash allowance in lieu of the permanent health insurance benefits to which he is entitled under his existing service agreement; and (ii) the Service Company has agreed that if it terminates his employment after Completion of the Sale (other than by reason of Mr Laughlin's gross misconduct) before Mr Laughlin has completed two years' pensionable service, the requirement to complete two years' pensionable service before qualifying for any pension benefits in respect of his employment will be waived.

Save as disclosed above, there are no existing or proposed service contracts between any Director and HHG PLC or any of its subsidiaries.

6. Working capital

The Directors are of the opinion that, taking into account current cash reserves, the net proceeds from the Sale, the Return of Cash and the Reduction of Investor Base, the working capital available to the Henderson Group is sufficient for the Henderson Group's present requirements, that is, for at least the next twelve months from the date of the publication of this Circular.

7. Material contracts

(a) The Henderson Group

The following are the only contracts (not being contracts entered into in the ordinary course of business) that (i) are material contracts which have been entered into by members of the Henderson Group within the two years immediately preceding the date of this Circular; or (ii) contain a provision under which any member of the Henderson Group has an obligation or entitlement which is material to the Henderson Group as at the date of this Circular:

(i) the Sale Agreement, the Pearl Investment Management Agreement, the Framework Agreement and the Pensions Deed summaries of which are contained in Section 4 of this Circular;

(ii) the material contracts previously on display from 27 November 2003 referred to in Part 15 of the listing particulars referred to in paragraph 14(g) below (save for those contracts which were entered into before 22 December 2002 and do not contain a provision under which any member of the Group has an obligation or entitlement which is material to the Henderson Group as at the date of this Circular), being the:
(1) Underwriting Agreement dated 19 December 2003 between HHG PLC, certain directors, AMP Limited, AMP Group Holdings Limited, Cazenove and UBS;
(2) Demerger Deed dated 16 October 2003 between HHG PLC and AMP Limited;
(3) Litigation and Insurance Management Deed dated 27 November 2003 between HHG PLC and AMP Limited;
(4) Agreement dated 27 November 2003 between HHG PLC and Computershare Investor Services Pty Limited;
(5) Deed Poll dated 16 October 2003;
(6) Business Sale Agreement dated 8 May 2002 between Henderson Global Investors Ltd, Henderson Global Investors (Jersey) Ltd, Newton Investment Management Ltd and Newton International Investment Management Ltd;
(7) Share Sale Agreement dated 23 July 2001 between AMP Virgin Holdings Ltd, Virgin Group Investments Ltd and The Royal Bank of Scotland;
(8) Guarantee dated 27 July 2001 by HHG PLC in favour of The Royal Bank of Scotland PLC;

(iii) Placing Agreement and related documents
On 30 March 2004, HHG PLC, Cazenove and UBS entered into a Placing Agreement, pursuant to which Cazenove and UBS placed 246,160,000 Ordinary Shares at a price of 48 pence per Ordinary Share, raising proceeds (net of commission) for HHG PLC of approximately £116 million. The Placing Agreement contains certain representations, warranties, undertakings and indemnities given by the Company in favour of Cazenove and UBS.

Under the initial Subscription and Put and Call Option Agreement dated 30 March 2004, HHG PLC subscribed for 86 Ordinary Shares in HHG Capital (Jersey) Limited ("JerseyCo") and each of Cazenove and UBS subscribed for six JerseyCo Ordinary Shares. Under the Share Subscription and Transfer Agreement dated 30 March 2004 each of Cazenove and UBS agreed to subscribe for, and JerseyCo agreed to allot and issue to each of them, certain JerseyCo Preference Shares; and following payment of the subscription price, to transfer to HHG its JerseyCo Preference Shares and its JerseyCo Ordinary Shares in consideration for the allotment and issue by HHG of the Placing Shares. Each of the Initial Subscription and Put and Call Option Agreement and the Share Subscription and Transfer Agreement contains certain representations, warranties, undertakings and indemnities given by HHG and JerseyCo in favour of Cazenove and UBS.

(iv) Sale and Termination Agreement relating to sale of shareholding in Virgin Money Group Limited
On 27 April 2004 HHG Virgin Holdings Limited sold its entire shareholding (50% of the total issued share capital) in Virgin Money Group Limited to the Virgin Group pursuant to the terms of a Sale and Termination Agreement dated 27 April, 2004 between HHG PLC, HHG Virgin Holdings Limited ("Vendor"), Pearl, Ivanco (No. 1) Limited, Virgin Group Investments Limited ("Share Purchaser"), Virgin Management Limited ("Loan Purchaser"), Virgin Money Group Limited ("VMGL") and Virgin Money Limited.

In addition, Pearl transferred certain loan facilities to the Loan Purchaser. The total consideration of £90 million for the shares and the loan is payable in three instalments: £50 million was paid on completion (27 April 2004) and the balance will be payable by two further payments of £20 million which will be due on the first anniversary and second anniversary of completion.

The Vendor gave warranties in relation to, amongst other things, its ownership of the shares and capacity to enter into and perform the terms of the agreement. Pearl agreed to pay up to 50% of any actual tax liability arising in relation to certain transactions arising out of the sale of Virgin Money in 2001 (and referred to in paragraph 7(ii)(7) above). Pearl must be informed of any such claim before the seventh anniversary of completion.

Pursuant to the agreement, a shareholders' agreement and business conduct agreement relating to the Virgin Money joint venture were terminated.

(b) Life Services

The following are the only contracts (not being contracts entered into in the ordinary course of business) that (i) are material contracts which have been entered into by Life Services Companies within the two years immediately preceding the date of this

Circular; or (ii) contain a provision under which any of the Life Services Companies has an obligation or entitlement which is material to Life Services as at the date of this Circular:

(i) the material contracts previously on display from 27 November 2003 referred to in Part 15 of the listing particulars referred to in paragraph 14(g) below (save for those contracts which were entered into before 22 December 2002 and do not contain a provision under which any member of the Group has an obligation or entitlement which is material to the Life Services group as at the date of this Circular), being the:
  (1) Agreement dated 5 February 2001 between the Service Company (on behalf of the Life Services Companies and Henderson) and CSC;
  (2) Agreements relating to the National Provident Institution securitisation; and
  (3) Agreements relating to the "overcoat" arrangements, where the agreements documenting the contingent loan are proposed to be amended with effect from 1 December 2004. The effect of the amendments is to clarify that payment of future support charges will require the Appointed Actuary to confirm that a surplus has arisen based on an investigation conducted pursuant to Section 18 of the Insurance Companies Act 1982. The amendments also provide for a moratorium in relation to accrual of interest and support charges for the years 2004, 2005 and 2006 such that the contingent loans will not accrue further interest or support charges throughout that period. However, accrued support charges for 2002 and 2003 will be paid in 2005 and 2006 (to the extent they do not exceed the support charges that would otherwise have accrued for 2004 and 2005 respectively) and an amount of investment return accrued prior to 31 December 2003 will be re-characterised as a support charge to be paid to the shareholder in 2007 (but not exceeding the amount the support charge for 2006 would otherwise have been).

8. Litigation

(a) The Henderson Group

No member of the Henderson Group is or has been involved in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this Circular a significant effect on the Henderson Group's financial position nor are there any such proceedings pending or (save as referred to below) threatened of which the Directors are aware:

Towry Law (Asia) HK Limited has received a number of complaints from customers relating to the performance of investments in certain legacy products. Litigation has been threatened against Towry Law (Asia) HK Limited in respect of certain of these complaints, however no details of any claim or quantum pursuant to such threatened litigation have been received.

(b) Life Services

None of the Life Services Companies is or has been involved in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this Circular a significant effect on the financial position of Life Services nor are there any such proceedings pending or threatened of which the Directors are aware.

9. Customer Complaints

The customer complaints referred to in paragraph 8(a) above are being fully investigated, some of which may potentially give rise to a requirement to pay appropriate compensation to the customers concerned, where legal liability is proven. Towry Law (Asia) HK Limited is working with its principal regulator, the Securities and Futures Commission in Hong Kong, as well as regulators in other jurisdictions where the products were sold (Bahrain and Dubai) in relation to managing the issues.

10. HHG PLC Employee Share Incentive Schemes

The total number of options to subscribe for equity shares that are outstanding as at 21 December 2004 (being the latest practicable date prior to publication of this Circular) is 10,659,912. These options represent approximately 0.39% of the total issued share capital of HHG PLC.

HHG PLC operates a number of employee share schemes:

(a) HHG PLC Sharesave Scheme

In the case of the HHG PLC Sharesave Scheme the Remuneration Committee does not propose (subject to Inland Revenue approval) to adjust the number of Ordinary Shares or the price at which the options may be exercised as a result of the Sale, the Return of Cash or the Reduction of Investor Base.

However, options held by employees of Life Services will become exercisable under the rules of the scheme for a period of six months following Completion of the Sale. Where options are exercised following Completion of the Sale, optionholders will be entitled to acquire only a proportion of the Ordinary Shares over which their options have been granted, by reference to the savings and interest (if any) accrued in their sharesave savings account at the date of exercise. Any Ordinary Shares acquired following the exercise of sharesave options by Life Services employees prior to the Record Date will be subject to the Return of Cash and the Reduction of Investor Base.

Options held by individuals who will continue as employees of the Henderson Group after Completion of the Sale will not become exercisable as a result of the Sale and will continue to be subject to the rules of the HHG PLC Sharesave Scheme.

(b) Henderson Share Incentive Plan
Participants in the Henderson Share Incentive Plan (under which partnership shares and matching shares to which they are beneficially entitled are held in trust on their behalf) will be able to participate in the Return of Cash.

Participants will receive a cash payment for the partnership shares which are cancelled, subject to the deduction of income tax and national insurance contributions, and will forfeit the matching shares which relate to those cancelled shares.

Subject to Inland Revenue approval, participants are not expected to be affected by the Reduction of Investor Base proposal.

(c) HHG PLC Long Term Incentive Plan
The Remuneration Committee does not propose to adjust awards over Ordinary Shares under the HHG PLC Long Term Incentive Plan as a result of the Sale, the Return of Cash or the Reduction of Investor Base. Awards are normally exercisable at the end of a three year performance period and are subject to performance conditions which determine how many Ordinary Shares a participant is entitled to acquire under an award. The performance condition applying to the current awards which were granted in April 2004 relates to the growth in HHG PLC's total shareholder return (TSR) over the three year period commencing on 1 January 2004 compared to that achieved by the companies which were in the FTSE 250 Index at the date the awards were granted.

Awards held by employees of the Life Services Business will become exercisable under the rules of the plan over such number of Ordinary Shares as is calculated by measuring the TSR performance condition up to Completion of the Sale. The Remuneration Committee has decided that it is not appropriate in the circumstances of the Sale and the Return of Cash to reduce the number of Ordinary Shares that can be acquired by Life Services employees on a time pro rated basis.

The rules of the HHG PLC Long Term Incentive Plan permit the Remuneration Committee to give award holders who will remain employees of the Henderson Group after Completion of the Sale the opportunity to exercise their awards, either in full or in part, before the end of the performance period. The Remuneration Committee considers it appropriate in the circumstances of the Sale and the Return of Cash, to allow part of the awards to vest early to take account of the fact that the Return of Cash achieves an accelerated release of capital from Life Services and that after Completion of the Sale, the Henderson Group will be a smaller group than HHG PLC and will have a very different business to that which HHG PLC had when the awards were granted. The Committee has therefore determined that two thirds of an award will be capable of exercise if the Sale completes and the Return of Cash is approved by shareholders and the Court. This part of an award will be subject to the application of the TSR performance condition which will be measured up to the Completion of the Sale and will determine how many of the Ordinary Shares comprised in the two thirds part can be acquired on exercise. The estimated cost of vesting has been included in transaction and separation costs. The remaining one third of an award will continue to be held subject to the HHG PLC Long Term Incentive Plan, to be exercisable at the end of the normal three year performance period subject to the application of the TSR performance conditions over that period.

Vesting of awards will occur on Completion in the case of employees of the Life Services Business and on Court approval of the Return of Cash proposal in the case of other employees. The awards will be exercisable for 6 months from the date of vesting, and if not exercised in this period, will lapse.

(d) Henderson Global Investors Deferred Equity Plan
Participants in the Henderson Global Investors Deferred Equity Plan hold awards over Ordinary Shares which they have acquired using a proportion of their annual bonus; these are known as "bonus shares". In some cases participants were required to apply part of their bonus in this manner and in other cases they have chosen to do so. Participants also hold awards to receive an equal number of Ordinary Shares to which they become entitled if they have not sold the bonus shares during a three year restricted period; these are known as "restricted shares". The bonus shares and restricted shares are held by a trustee in trust on a participant's behalf.

Participants in the Henderson Global Investors Deferred Equity Plan will be able to participate in the Return of Cash and the Reduction of Investor Base in respect of their bonus shares.

The rules of the Henderson Global Investors Deferred Equity Plan permit a committee of the board of Henderson Global Investors Limited to allow the restricted period to be treated as ending early in the case of award holders employed in the Life Services Business. It is proposed that the bonus shares and restricted shares will be released following Completion of the Sale, but the number of restricted shares which participants may receive will be reduced on a time pro rated basis to reflect the proportion of the restricted period that will have elapsed at the time of the Completion of the Sale.

It is proposed that participants who will continue as employees of the Henderson Group after Completion of the Sale will be required, or given the opportunity, (depending upon whether they were originally required or chose to use their bonus in acquiring the bonus shares), to reinvest the cash received from the cancellation of some of their bonus shares in the Return of Cash, in acquiring Ordinary Shares to replace those cancelled bonus shares. To the extent that cancelled bonus shares are replaced, participants will be entitled to receive an equal number of replacement restricted shares. If the bonus shares are not replaced, participants will lose the right to acquire the corresponding number of restricted shares at the end of the normal restricted period.

It is expected that the trustee will elect not to receive cash for any fractional entitlement to a Consolidated Share which may arise from the Reduction of Investor Base.

11. Significant change

(a) Henderson Group
Save as disclosed, in respect of exceptional charges, provisions, write down of remaining intangible assets and the committed transaction and separation costs, under the heading "Current trading and prospects" in Section 3 of this Circular, there has been no significant change in the financial or trading position of the Henderson Group since 30 June 2004, being the date to which HHG Group's interim statements have been prepared.

(b) Life Services group
There has been no significant change in the financial or trading position of the Life Services group since 30 June 2004, being the date to which HHG Group's interim statements have been prepared.

12. Expenses

The expenses of or incidental to the Sale, the Return of Cash and the Reduction of Investor Base, including professional fees and the costs of printing and distribution of documents are expected to amount to approximately £20 million, payable by HHG PLC.

13. Consents

(a) Cazenove has given, and not withdrawn, its written consent to the issue of this Circular with the inclusion in it of its name in the form and context in which it appears.
(b) UBS has given, and not withdrawn, its written consent to the issue of this Circular with the inclusion in it of its name in the form and context in which it appears.
(c) Ernst & Young LLP has given, and has not withdrawn, its written consent to the issue of this Circular with the inclusion in it of the report in Section 3 and the references to such report and to itself in the form and context in which they respectively appear.

14. Documents available for inspection

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the EGM:

(a) the memorandum and articles of association of HHG PLC;

(b) the audited consolidated accounts of HHG PLC for the financial years ended 31 December 2002 and 2003;

(c) the interim results announcement of HHG PLC for the six months ended 30 June 2004;

(d) the letter from Ernst & Young LLP concerning the unaudited pro-forma consolidated balance sheet set out in Section 3 of this Circular;

(e) the Directors' letters of appointment referred to in paragraph 5 of this Section 6;

(f) the material contracts referred to in paragraph 7 (including the contracts referred to in paragraphs 7(a)(ii) and 7(b)(i)) of this Section 6;

(g) the listing particulars published on 27 November 2003 in connection with the global offer of HHG PLC shares;

(h) the letters of consent referred to in paragraph 13 of this Section 6; and

(i) this Circular.

Dated: 22 December 2004

Section 7
Definitions

The following definitions apply throughout this Circular, unless the context requires otherwise:

ASX
Australian Stock Exchange Limited (ABN 98 008 624 691)

ASX Listing Rules
the Listing Rules of the ASX

Board or Directors
the directors of HHG PLC, whose names are set out in paragraph 2 of Section 6 of this Circular

business day
a day (other than a Saturday or Sunday) on which clearing banks are open for business in London

Cazenove
Cazenove & Co. Ltd

CDI
a CHESS depositary interest representing one Ordinary Share

CDI Holder
a holder of CDIs

CDN
CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of ASX

CHESS
Clearing House Electronic Subregister System

CREST participant
a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations)

CREST Regulations
the Uncertificated Securities Regulations 2001 (SI 2001 no. 3755)

CREST sponsor
a CREST participant admitted to CREST as a CREST sponsor

CREST sponsored member
a CREST member admitted to CREST as a sponsored member

CRESTCo
CRESTCo Limited

Companies Act
the Companies Act 1985 (UK) (as amended)

Company
HHG PLC

Completion
the completion of the Sale pursuant to the terms of the Sale Agreement

Consolidation
the consolidation of every 500 Ordinary Shares into 1 Consolidated Share

Consolidated Shares
the consolidated shares of £50 each in the capital of HHG PLC arising on the Consolidation

Court
the High Court of Justice in England and Wales

Court Order
the order of the Court confirming the cancellation of Ordinary Shares as part of the Return of Cash proposal or, as the case may be, the cancellation of shares as part of the Reduction of Investor Base proposal

CREST
the system for the paperless settlement of trades in listed securities on the London Stock Exchange, of which CRESTCo is the operator

Demerger
the demerger of HHG PLC from AMP on 23 December 2003

Election
a valid election by a Shareholder, or as the case may be a CDI Holder, to retain his or her Remaining Holding in the Reduction of Investor Base proposal

Election Form
the form accompanying this Circular for use by Shareholders and CDI Holders to make an Election, entitled "Reduction of Investor Base Opt Out Election Form"

Ernst & Young
Ernst & Young LLP

Escrow Agent
Computershare Investor Services PLC in its capacity as an Escrow Agent as described in the CREST manual issued by CRESTCo

Exchange Rate
the average, calculated on the Record Date, of the rates of exchange obtained by the Company under such foreign exchange contracts as it shall have executed, on or shortly before the Record Date for value on or about the Record Date, for the purchase of Australian Dollars or, as the case may be, New Zealand Dollars, in relation to the Return of Cash and Reduction of Investor Base proposals

Extraordinary General Meeting or EGM
the extraordinary general meeting of the Company to be held at Cazenove Auditorium, 20 Moorgate, London at 8.00 a.m. on 21 February 2005 (and which will be simultaneously broadcast to The Wesley Conference Centre, 220 Pitt Street, Sydney, as a satellite meeting, at 7:00 p.m. (Sydney time) on 21 February 2005) or any adjournment thereof, notice of which is set out at the end of this Circular

Financial Assistance Condition
the condition to the Sale Agreement described in the paragraph headed "Conditions" in Section 4.A.1 of this Circular

Framework Agreement
the framework agreement entered into between Henderson and Pearl Assurance Group Holdings Limited on 13 December 2004 which provides for the relevant Life Services Companies to enter into investment management agreements with Henderson prior to Completion, where such investment management agreements will come into effect on Completion

FSA
the Financial Services Authority

FSA Rules
the FSA Handbook of Rules and Guidance

FSMA
the Financial Services and Markets Act 2000 (UK) (as amended)

Group or HHG Group
HHG PLC and its subsidiary undertakings

Henderson or Henderson Global Investors
the investment management business of the HHG Group

Henderson Group or Remaining Group
the Group following Completion

Henderson Global Investors Deferred Equity Plan
the Henderson Global Investors Deferred Equity Plan adopted on 18 February 2000

HHG Employee Share Incentive Schemes
the HHG PLC Sharesave Scheme, the Henderson Share Incentive Plan, the HHG PLC Long Term Incentive Plan and the Henderson Global Investors Deferred Equity Plan

HHG PLC Long Term Incentive Plan
the HHG PLC Long Term Incentive Plan adopted on 28 October 2003

HHG PLC Sharesave Scheme
the HHG PLC Sharesave Scheme adopted on 28 October 2003

Henderson Share Incentive Plan
the Henderson Share Incentive Plan adopted on 10 June 2004

Life Services
the life businesses of HHG PLC which comprise principally (i) the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI, which are effectively closed to new business, (ii) the Unit-Linked Companies and (iii) the Service Company which provides administrative services to these businesses, all of which are owned (directly or indirectly) by Pearl Assurance Group Holdings Limited, the shares of which are being sold pursuant to the Sale Agreement

Life Services Companies
members of the HHG Group carrying on the Life Services businesses

London Stock Exchange
London Stock Exchange plc

member account ID
the identification code or number attached to any member account in CREST

New Scheme
the pension scheme to be established by HHG PLC to provide retirement and life assurance benefits for employees of the Henderson Group after Completion

Ordinary Shares
the ordinary shares of 10 pence each in the capital of HHG PLC

participant ID
the identification code or number used in CREST to identify a particular CREST member or other CREST participant

Pearl
Pearl Assurance plc

Pearl Group
Pearl Group Limited

Pearl Investment Management Agreement
the investment management agreement between Henderson and Pearl entered into on 9 December 2004 relating to the provision of investment management services for Pearl's life funds and shareholder funds

Pension Conditions
(i) satisfaction of certain conditions and certain approvals having been obtained to enable the change of the principal company of the Transferring Scheme from HHG PLC to Pearl Assurance Group Holdings Limited and to enable the transfer of assets and liabilities from the Transferring Scheme to the New Scheme; and (ii) there having been no change to the method of calculation of the statutory debt that could be triggered when companies of the Remaining Group stop participating in the Transferring Scheme

Pensions Deed
the deed, dated 9 December 2004, between HHG, the Purchaser and the trustee of the Transferring Scheme by which the parties agree, among other things, to execute the documents necessary to give effect to the change of principal employer of the Transferring Scheme and the transfer of assets and liabilities from the Transferring Scheme to the New Scheme and set out their agreement in relation to the financial support of the schemes

Proposals
the proposals relating to the Sale of Life Services, the change of name of HHG PLC to Henderson Group plc, the Return of Cash and the Reduction of Investor Base as set out in this Circular

Proxy Form
the form of proxy for use by Shareholders in connection with (a) the EGM; and/or (b) making an Election, entitled "Proxy and Election Form"

Purchaser
Life Company Investor Group Limited

PVIF
present value of in-force business

Record Date
5 p.m. (London time) on 15 April (or such later time and date as the directors of HHG PLC may determine)

Reduction of Investor Base Price
an amount in pence equal to the aggregate of (i) the average closing price (from the Daily Official List) for HHG PLC shares traded on the London Stock Exchange's main market over the twenty business days immediately before the Record Date; and (ii) a premium of 5% of the average price; the total being rounded to the nearest whole penny

Remaining Holding
the holding of Ordinary Shares held by a Shareholder (or, as the case may be, the holding of CDIs held by a CDI Holder) after the cancellation of shares (or CDIs) as part of the Return of Cash proposal takes effect

Remuneration Committee
the remuneration committee of the Board

Resolutions
the shareholder resolutions set out in the notice of Extraordinary General Meeting at the end of this Circular

Return of Cash Effective Date
the day on which the cancellation of Ordinary Shares as part of the Return of Cash proposal becomes effective, by delivery to, and registration by, the Registrar of Companies of an office copy of the Court Order

Return of Cash Price
55 pence per Ordinary Share

Sale
the proposed sale of Life Services pursuant to the terms of the Sale Agreement

Sale Agreement
the agreement dated 9 December 2004 between HHG PLC, Pearl Group and the Purchaser relating to the Sale (as amended by a deed of amendment dated 14 December 2004), a summary of the principal terms of which is set out in Section 4 of this Circular

Sale Transaction Documents
the Sale Agreement, the Pearl Investment Management Agreement, the Framework Agreement and the Pensions Deed

Service Company
HHG Services Limited

Shareholders
holders of Ordinary Shares

Smaller Holders
Shareholders or CDI Holders holding fewer than 1,041 Ordinary Shares or, as the case may be, CDIs on the Record Date before the Return of Cash proposal takes effect

Sub-division
the sub-division of each Consolidated Share into 500 Ordinary Shares and the sub-division of any Special Shares arising on the Consolidation into Ordinary Shares on a pro-rata basis

subsidiary and subsidiary undertaking
have the meanings given to such expressions in the Companies Act

Transferring Scheme
HHG Staff Pension Scheme

TTE instruction
a transfer to escrow instruction (as defined in the CREST manual issued by CREST)

UBS
UBS Limited

UK or United Kingdom
the United Kingdom of Great Britain and Northern Ireland

UKLA or UK Listing Authority
the FSA, acting in its capacity as the competent authority for listing for the purposes of Part VI of FSMA

UKLA Listing Rules
the listing rules of the UK Listing Authority

Unit-Linked Companies
Pearl Assurance (Unit Linked Pensions) Limited, Pearl Assurance (Unit Funds) Limited and London Life Linked Assurances Limited

Voting Form
the Proxy Form (in the case of Shareholders) and the Voting Instruction Form (in the case of CDI Holders)

Voting Instruction Form
the voting instruction form for use by CDI Holders in connection with (i) the EGM; and/or (ii) making an Election, entitled "Voting Instruction and Election Form"

Section 8
Notice of Extraordinary General Meeting and related Forms

HHG PLC
Notice of Extraordinary General Meeting

(Incorporated in England and Wales under the Companies Act 1985, with registered number 2072534)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the ***Meeting***) of HHG PLC (the ***Company***) will be held at the Cazenove Auditorium, 20 Moorgate, London, on 21 February 2005 at 8.00 a.m. (London time) (and simultaneously broadcast to The Wesley Conference Centre, 220 Pitt Street, Sydney, as a satellite meeting, at 7.00 p.m. (Sydney time) on 21 February 2005, to consider and, if thought fit, pass the following resolutions:

Capitalised terms not defined in this Notice shall have the meanings given to them in the circular to shareholders of the Company dated 22 December 2004 (the ***Circular***).

Resolution 1: Ordinary resolution

THAT the sale by the Company of Life Services, as described in the Circular and on the terms and conditions set out in the agreement dated 9 December 2004 between the Company, Pearl Group Limited and Life Company Investor Group Limited (as amended by a deed of amendment dated 14 December 2004) (described in the Circular), be and is hereby approved and that the Directors of the Company (or any duly authorised Committee thereof) be and are hereby authorised to conclude and implement the sale in accordance with such terms and conditions and to agree such amendments and variations to and waivers of such terms and conditions (provided such amendments, variations or waivers are not of a material nature) as they may in their absolute discretion think fit.

Resolution 2: Special resolution

THAT, subject to the sale of Life Services being completed and, if Resolution 3 is passed, the Court hearing for an order to confirm the cancellation provided for in Resolution 3 having taken place, the name of the Company be changed to "Henderson Group plc".

Resolution 3: Special resolution

THAT, subject to the sale of Life Services being completed:

(a) the share premium account of the Company be reduced by an amount equal to 45 pence multiplied by the number of Cancellation Ordinary Shares (as defined below); and

(b) the authorised and issued share capital of the Company be reduced by the cancellation of 52 out of every 100 ordinary shares of 10 pence each in the capital of the Company (the ***Ordinary Shares***) in issue at the close of business on the last business day preceding the date on which the Court shall confirm the cancellation (such Ordinary Shares as will be so cancelled being referred to as the ***Cancellation Ordinary Shares***) on the basis that, subject to paragraphs (i) to (iii) below, 52 out of 100 Ordinary Shares held by each holder of such Cancellation Ordinary Shares at 5.00 p.m. on the day on which such cancellation becomes effective (the ***Record Date***) will be so cancelled (and so in proportion for any greater or lesser number of Ordinary Shares), and on terms that:

   (i) no fraction of an Ordinary Share shall be cancelled and, in calculating the number of Ordinary Shares held by any particular holder of Ordinary Shares which fall to be cancelled as Cancellation Ordinary Shares pursuant to this resolution, the Directors of the Company may (in order to ensure, so far as practicable, that the aggregate number of Cancellation Ordinary Shares is equal to 52 percent of the Ordinary Shares in issue at the close of business on the last business day preceding the date on which the Court shall confirm the cancellation) round fractions of shares which would otherwise be cancelled either up or down in such manner as they may think fit;

   (ii) any Ordinary Shares held by Computershare Clearing Pty Limited shall not be cancelled on the basis of 52 out of 100 Ordinary Shares, but instead on such basis as shall ensure that the aggregate number of Ordinary Shares cancelled pursuant to this resolution shall be precisely equal to the cancellation of 52 percent of the Ordinary Shares in issue at the close of business on the last business day preceding the date on which the Court shall confirm the cancellation of the Cancellation Ordinary Shares;

   (iii) there shall be repaid to each such holder out of the proceeds of the aggregate of the reduction of share premium account pursuant to part (a) of this resolution and of the nominal value of each Cancellation Ordinary Share the sum of 55 pence per Cancellation Ordinary Share held by that holder; and

(c) conditional upon the passing of Resolutions 4, 5 and 6, forthwith upon this resolution taking effect and until Resolution 6 below shall take effect, Article 20 of the Articles of Association of the Company shall be suspended and of no effect.

Resolution 4: Ordinary resolution

THAT, conditional on (i) the passing of Resolutions 5 and 6 and (ii) Resolution 3 taking effect, in respect of each holding of Ordinary Shares as shown in the register of members of the Company at midnight on the second day after Resolution 3 takes effect, every 500 Ordinary Shares in the issued ordinary share capital of the Company be and are hereby consolidated into 1 ordinary share of £50 each (each a ***Consolidated Share***), provided that:

(a) all fractional entitlements resulting from the consolidation of Ordinary Shares with respect to which Elections shall have been made, be and are hereby:

   (i) consolidated into as many whole Consolidated Shares as possible (the ***Non-Cancellation Fractional Entitlement Consolidated Shares***); and

   (ii) to the extent that there are any remaining fractional entitlements which cannot be consolidated into a whole Consolidated Share, consolidated into one special share (carrying an entitlement to participate in the profits or assets of the Company on a pro-rata basis (based on the proportion that the nominal value of such special share bears to £50) and conferring a right to attend and vote at any general meeting of the Company) and a right for the share to be sub-divided into Ordinary Shares as referred to in Resolution 6 where the nominal value of such special share shall be an amount equal to the aggregate nominal amount of such fractional entitlements (the ***Non-Cancellation Special Share***); and

(b) all fractional entitlements resulting from the consolidation of Ordinary Shares with respect to which no Election shall have been made, be and are hereby:

   (i) consolidated into as many whole Consolidated Shares as possible (the ***Cancellation Fractional Entitlement Consolidated Shares***); and

   (ii) to the extent that there are any remaining fractional entitlements which cannot be consolidated into a whole Consolidated Share, consolidated into one further special share (carrying an entitlement to participate in the profits or assets of the Company on a pro-rata basis (based on the proportion that the nominal value of such special share bears to £50) and conferring a right to attend and vote at any general meeting of the Company) and a right for the share to be sub-divided into Ordinary Shares as referred to in Resolution 6 where the nominal value of such special share shall be an amount equal to the aggregate nominal amount of such fractional entitlements (the ***Cancellation Special Share***).

Resolution 5: Special resolution

THAT, conditional on the consolidation in Resolution 4 taking effect:

(a) the share premium account of the Company be reduced by the Share Premium Cancellation Amount and the authorised and issued share capital of the Company be reduced by the cancellation of the Cancellation Fractional Entitlement Consolidated Shares, on terms that the amount of the reserve arising upon the reduction of the share premium account and the reduction of share capital pursuant to this paragraph (a) shall be repaid in due proportion among those shareholders who (i) would otherwise be entitled to fractions of Consolidated Shares following the consolidation referred to in Resolution 4 taking effect and (ii) have not made an Election;

(b) if a Cancellation Special Share is created on the consolidation in Resolution 4 taking effect, the share premium account of the Company be reduced by the Special Share Share Premium Cancellation Amount and the authorised and issued share capital of the Company be reduced by the cancellation of the Cancellation Special Share, on terms that the amount of the reserve arising upon the reduction of the share premium account and the reduction of share capital pursuant to this paragraph (b) shall be repaid in due proportion among those shareholders who (i) would otherwise be entitled to fractions of Consolidated Shares following the consolidation referred to in Resolution 4 taking effect and (ii) have not made an Election;

(c) the share premium account of the Company be reduced by the CDN Share Premium Cancellation Amount and the authorised and issued share capital of the Company be reduced by the cancellation of the CDN Cancellation Shares on terms that the amount of the reserve arising upon the reduction of the share premium account and the reduction of share capital pursuant to this paragraph (c) shall be repaid to CDN which shall repay it in due proportion among the Relevant CDI Holders;

(d) in this resolution:

Share Premium Cancellation Amount means an amount, rounded up to the nearest whole 1p, equal to (A – B) x (C x D) where:

- A is an amount in pence equal to the Reduction of Investor Base Price;
- B is 10 pence;
- C is a number equal to the number of Cancellation Fractional Entitlement Consolidated Shares; and
- D is 500;

Special Share Share Premium Cancellation Amount means an amount, rounded up to the nearest whole 1p, equal to $(A - B) \times (\frac{C}{D} \times E)$ where:

- A is an amount in pence equal to the Reduction of Investor Base Price;
- B is 10 pence;
- C is an amount in pence equal to the nominal value of the Cancellation Special Share (as defined in paragraph (b)(ii) of Resolution 4);
- D is 5,000; and
- E is 500;

CDN Share Premium Cancellation Amount means an amount, rounded up to the nearest whole 1p, equal to (A – B) x (C x D) where:

- A is an amount in pence equal to the Reduction of Investor Base Price;
- B is 10 pence;
- C is the number of CDN Cancellation Shares; and
- D is 500;

CDN Cancellation Shares means such number of Consolidated Shares attributable to CDN after the consolidation referred to in Resolution 4 takes effect as is equal to the aggregate of the entitlements to fractions of Consolidated Shares to which Relevant CDI Holders would have been entitled if those Relevant CDI Holders had held a number of Ordinary Shares in the Company at the Record Date equal to the number of CDIs then held by those Relevant CDI Holders, and taking account of any fractional entitlement to a Consolidated Share to which CDN is entitled, rounded up to the nearest whole number;

Relevant CDI Holders means those holders of a CDI whose names appear on the register of CDI holdings maintained by the Company on the Record Date and who have not made an Election.

Resolution 6: Ordinary resolution

THAT,

(i) conditional on Resolution 5 taking effect (or, if such resolution has not been confirmed by order of the court and so has not taken effect on or before 19 April 2005 (or such later date not being later than 31 October 2005 as the directors may determine), conditional on the consolidation referred to in Resolution 4 having taken effect):

(a) each Consolidated Share (including the Non-Cancellation Fractional Entitlement Consolidated Shares), be and is hereby sub-divided into and re-designated as 500 ordinary shares of 10 pence each (each a ***New Ordinary Share***); and

(b) any Non-Cancellation Special Share be and is hereby sub-divided into and re-designated as such number of New Ordinary Shares as is equal to the nominal value of the Non-Cancellation Special Share in pence divided by 10; and

(ii) if Resolution 5 has not been confirmed by order of the court and so has not taken effect on or before 19 April 2005 (or such later date, not being later than 31 October 2005, as the directors may determine), any Cancellation Special Share be and is hereby sub-divided into and re-designated as such number of New Ordinary Shares as is equal to the nominal value of the Cancellation Special Share in pence divided by 10.

By order of the Board



Gerald Watson
Company Secretary

Registered Office:
4 Broadgate, London EC2M 2DA
22 December 2004

The Extraordinary General Meeting of Shareholders of HHG PLC will be held at The Cazenove Auditorium, 20 Moorgate, London EC2R 6DA, at 8.00 a.m. (London time) on 21 February 2005 and simultaneously broadcast to The Wesley Conference Centre, 220 Pitt Street, Sydney, as a satellite meeting, at 7.00 p.m. (Sydney time) on 21 February 2005.

Notes:

Determination of entitlement to attend and vote at the meeting of HHG PLC, pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, only those members entered in the register of members of HHG PLC at 6.00 p.m. (London time) on 19 February 2005, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjournment meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

CDI holders should read the voting instructions on page 62.

Proxies

All shareholders entitled to attend and vote are entitled to appoint a proxy or proxies to attend, speak and vote in their place. Shareholders can direct the proxy to vote for or against, or abstain from voting on, each resolution. Alternatively, shareholders can leave the decision to the proxy on how to vote on each resolution. A proxy need not be a shareholder of HHG PLC. Please see pages 61 and 62 for further details.

Important Information

This document is important. If you have any doubts about the action you should take, please contact your stockbroker or financial adviser.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 1 by (i) a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and (ii) an associate of that person. However, the Company need not disregard a vote if (i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Voting Form; or (ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Voting Form to vote as the proxy decides.

Voting procedures

If you would like to vote, you may do so either:

- By attending and voting at the meeting on 21 February 2005. If you are a CDI holder and wish to attend the meeting, please read the voting instructions on page 62; or
- By appointing someone as your proxy to attend and vote for you at the meeting. To appoint someone, use either the enclosed Proxy Form/CDI Voting Instruction Form or go to the HHG PLC website at www.hhg.com to appoint someone online. Instructions about how to fill out the form are set out on the back of the Proxy Form/CDI Voting Instruction Form.

There are different voting procedures depending on whether you hold your shares on the London Stock Exchange or if you have CDIs quoted on the ASX. Please read the voting instructions on pages 61 and 62 carefully to ensure you are aware of the arrangements appropriate for you.

Your Proxy Form or CDI Voting Instruction Form (either online or by paper) needs to be lodged so that it reaches HHG's Share Registry by the time and date specified on your form.

The Directors consider all of the proposed resolutions to be in the best interests of HHG PLC and the Shareholders as a whole and recommend that you vote FOR all the resolutions at the Extraordinary General Meeting.

Voting Information for Shareholders other than CDI Holders

Who may vote at the meeting?

Only those members entered in the register of members of HHG PLC at 6.00 p.m. (London time) on 19 February 2005 or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

How may you vote at the meeting?

You may attend the meeting in person or appoint either one or more people as proxies (who need not be a member of HHG PLC) to attend and vote on your behalf. If you wish to appoint more than one proxy, please copy the enclosed Proxy Form.

Who can be a proxy?

You may appoint anyone as your proxy, including the Chairman of the meeting. A proxy need not be a shareholder of HHG PLC.

What happens if you appoint more than one proxy?

If you appoint more than one proxy, then on each Proxy Form you must specify the number of shares for which each proxy is appointed. If you appoint more than one proxy, then none of them is entitled to vote on a show of hands at the meeting – they may vote only on a poll taken on a proposed resolution.

Where do you send your Proxy Form?

You may send your completed Proxy Form:

- By mail to the HHG Share Registry, using the enclosed reply-paid envelope or by posting it to: HHG Share Registry, The Pavilions, Bridgwater Road, Bristol BS13 8FB, England;
- Electronically by accessing the HHG Share Registry via the HHG PLC website at www.hhg.com. To use this facility, you will need your unique PIN and your Shareholder Reference Number. These numbers are shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge it in accordance with the instructions on the website; or
- By CREST message. If you are a CREST system user (including a CREST personal member), you can appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST.

What is the due date for appointing your proxy?

To appoint a proxy, you will need to make sure the HHG Share Registry receives your completed Proxy Form (and any necessary supporting documents) by 8.00 a.m. (London time) on 19 February 2005. If your Proxy Form (and any supporting document) is not received by then, your proxy appointment will not be effective.

What if a proxy is appointed under a power of attorney or other authority?

If the Proxy Form is signed under a power of attorney or other authority on behalf of a Shareholder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to HHG's Share Registry so as to arrive no later than 8.00 a.m. (London time) on 19 February 2005 unless it has previously been lodged with HHG PLC's Registrars.

A Proxy Form cannot be submitted through HHG PLC's website if it is completed under a power of attorney or similar authority.

How does a Shareholder that is a company execute the Proxy Form?

If the Shareholder executing the Proxy Form is a company, then it must execute the Proxy Form in one of the following ways:

- By having two directors or a director and a secretary of the company sign the Proxy Form;
- If the company has one director who is also the secretary of the company (or the company does not have a secretary), by having that director sign it;
- By having a duly authorised officer or attorney sign the Proxy Form (in which case the Shareholder must send with the Proxy Form the original, or a certified copy, of the document authorising the attorney or representative); or
- If the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?

A proxy may decide whether or not to vote on any motion.

How is a proxy to vote?

If the Shareholder appointing the proxy:

- directs the proxy how to vote on an item of business, then the proxy may only vote on that item in the way the Shareholder directed; or
- does not direct the proxy how to vote on an item of business, then the proxy may vote as he or she thinks fit on that item. Your proxy will also have discretion to vote as they see fit on any other business which may properly come before the meeting including amendments to resolutions, and at any adjourned meeting.

How will the Chairman vote as proxy if the Shareholder has not directed the Chairman how to vote?

If a Shareholder appoints the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy for that Shareholder on a poll, he intends to vote in favour of each of the proposed resolutions.

Voting Information for CDI Holders

Who may vote at the meeting?

Only those CDI holders entered in the register of CDI holders of HHG PLC at 6.00 p.m. (London time) on 19 February 2005, or if this meeting is adjourned, in the register of CDI holders 48 hours before the time of any adjourned meeting, shall be entitled to provide voting instructions to Chess Depositary Nominees Pty Limited (CDN) in respect of the number of CDIs registered in their name at that time. Changes to entries in the register of CDI holders after that time shall be disregarded in determining the rights of any CDI holders to provide voting instructions to CDN in regard to the meeting.

How may you exercise your voting rights?

By completing and submitting the Voting Instruction Form, you may either;

- direct CDN how it should vote on the resolutions in respect of your CDIs; or
- if you wish to attend the meeting (or want someone else to attend on your behalf), instruct CDN to appoint you or your representative as proxy to vote in respect of your CDIs.

Who can be a proxy?

You may instruct CDN to appoint yourself or any other person (including the Chairman) as its proxy in respect of your CDIs. A proxy need not be a shareholder of HHG PLC.

Where do you send your Voting Instruction Form?

You may send your completed Voting Instruction Form:

- By mail to the HHG Share Registry, using the enclosed reply-paid envelope or by posting it to:
  Australia: GPO Box 4578, Melbourne, VIC 8060; or
  New Zealand: Private Bag 92119, Auckland 1020.
- By facsimile Australia: 02 8235 8220;
  or New Zealand: 09 488 8787.
- Electronically by accessing the HHG Share Registry via the HHG PLC website at www.hhg.com.
  To use this facility, you will need your Security Holder Reference Number which is shown on your Voting Instruction Form. You will be taken to have signed the Voting Instruction Form if you lodge it in accordance with the instructions on the website.

What is the due date for instructing CDN to vote on your behalf?

To instruct CDN to vote on your behalf, you will need to make sure that the HHG Share Registry receives your completed Voting Instruction Form (and any necessary supporting documents) by 7.00 p.m. (Sydney time) on 17 February 2005. If your Voting Instruction Form (and any supporting document) is not received by then, your voting instruction will not be effective.

What is the due date for instructing CDN to appoint a proxy on your behalf?

To instruct CDN to appoint a proxy, you will need to make sure that the HHG Share Registry receives your completed Voting Instruction Form (and any necessary supporting documents) by 7.00 p.m. (Sydney time) on 19 February 2005. If your Voting Instruction Form (and any supporting document) is not received by then, your proxy appointment will not be effective.

What if a Voting Instruction Form is completed under a power of attorney or other authority?

If the Voting Instruction Form is signed under a power of attorney on behalf of a CDI holder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to HHG's Share Registry so as to arrive by the relevant date specified on the form unless it has previously been lodged with HHG PLC's Registrars. A Voting Instruction Form cannot be submitted through HHG PLC's website if it is completed under a power of attorney or similar authority.

How does a CDI holder that is a company execute the Voting Instruction Form?

If the CDI holder executing the Voting Instruction Form is a company, then it must execute the Voting Instruction Form in one of the following ways:

- By having two directors or a director and a secretary of the company sign the Voting Instruction Form;
- If the company has one director who is also the secretary of the company (or the company does not have a secretary), by having that director sign it;
- By having a duly authorised officer or attorney sign the Voting Instruction Form (in which case the CDI holder must send with the Voting Instruction Form the original, or a certified copy, of the document authorising the attorney or representative); or
- If the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?

A proxy may decide whether or not to vote on any motion.

How is a proxy to vote?

If the Voting Instruction Form:

- directs the proxy how to vote on an item of business, then the proxy may only vote on that item in the way the CDI holder directed; or
- does not direct the proxy how to vote on an item of business, then the proxy may vote as he or she thinks fit on that item.

How will the Chairman vote as proxy if he has not been directed how to vote?

If a CDI holder instructs CDN to appoint the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy on a poll, he intends to vote in favour of each of the proposed resolutions.



HHG PLC
4 Broadgate, London EC2M 2DA, England
Company Registration Number: 2072534
ABN 30 106 988 836

Reduction of Investor Base Opt Out Election Form

This is an additional Election Form. Please use this only if you wish to opt out of the Reduction of Investor Base Proposal and you have not already made your election on your CDI Voting Instruction Form or Proxy Form.

DETACH FORM HERE

CDI holders (ASX)

For Australian, New Zealand, and non-UK holders

Election to opt out of the Reduction of Investor Base

Important: Please read the Circular carefully before deciding whether to exercise the Election.

If you do not want to have part or all of your holding of HHG CDIs (after the Return of Cash) cancelled under the Reduction of Investor Base proposal, mark an 'X' in the box. Otherwise, leave the box blank.

CDI holder name(s) – please print your name in capitals below

FOLD HERE

Security Holder Reference Number

Signature – please sign in the box below

Individual or first CDI holder

Sole director and sole company secretary

CDI holder 2

Director

CDI holder 3

Director/company secretary

FOLD HERE

Daytime telephone –
we may need to call to check your details

Your Election Form needs to be lodged so that it reaches HHG's Share Registry by 5.00pm (Sydney time) on Friday, 15 April 2005.

Completed Election Forms and any supporting documents may be lodged:

- **By mail** to the HHG Share Registry by posting it to:
  Australia: GPO Box 4578, Melbourne, VIC 8060
  New Zealand: Private Bag 92119, Auckland 1020
- **By facsimile:**
  Australia: 02 8235 8220
  New Zealand: 09 488 8787

Shareholders (LSE)

For holders in the UK only

Election to opt out of the Reduction of Investor Base

Important: Please read the Circular carefully before deciding whether to exercise the Election.

If you do not want to have part or all of your holding of HHG shares (after the Return of Cash) cancelled under the Reduction of Investor Base proposal, mark an 'X' in the box. Otherwise, leave the box blank.

Shareholder name(s) – please print your name in capitals below

FOLD HERE

Shareholder Reference Number (SRN)

Signature – please sign in the box below
In the case of joint holdings, all joint holders must sign

Shareholder 1

Shareholder 2

Shareholder 3

FOLD HERE

Daytime telephone –
we may need to call to check your details

Your Election Form needs to be lodged so that it reaches HHG's Share Registry by 5.00pm (London time) on Friday, 15 April 2005.

Completed Election Forms and any supporting documents may be lodged:

- **By mail** to the HHG Share Registry at
  The Pavilions, Bridgwater Road, Bristol BS13 8FB, England

This page has been left blank intentionally

FOLD HERE


DETACH FORM HERE

FOLD HERE

FOLD HERE

FOLD HERE


Cazenove and UBS, which are authorised and regulated in the United Kingdom by The Financial Services Authority, are acting exclusively for HHG PLC in relation to the Sale and the other matters referred to in this Circular. Cazenove and UBS are not acting for, and will not be responsible to, any person other than HHG PLC for providing the protections afforded to clients of Cazenove and UBS respectively or for advising any other person on the contents of this Circular or any transaction or arrangement referred to in this Circular.

Shareholder information line:

United Kingdom	0870 703 0109
Australia	1300 137 981
New Zealand	0800 888 017

The shareholder information line cannot give advice on the merits of the Proposals or give any financial advice.

HHG PLC
Company number: 2072534
ABN 30 106 988 836